

△ VENTAS®

PROXY STATEMENT FOR
2020 ANNUAL MEETING OF STOCKHOLDERS

DEAR VENTAS STOCKHOLDERS:

Please join me and the Board of Directors at our 2020 Annual Meeting of Stockholders, which will be held on Monday, May 18, 2020. The business we will conduct at the meeting is described in the attached Notice of Annual Meeting of Stockholders and Proxy Statement.

In 2019, Ventas benefitted from our diverse, high-quality portfolio, earnings accretion from external growth and effective capital markets execution to deliver solid enterprise results.



// We completed two decades of long-term outperformance for our stockholders, with 22% compound annual total stockholder return (TSR) during the period and 3.4% TSR during 2019.

// We met our financial commitments, delivering $3.85/share in normalized FFO, at the high end of our initially introduced expectations and paying an increased divided to our stockholders.

// Our property performance was strong in our Office and Triple Net Leased portfolio, delivering same store cash net operating income growth of 2.6% and 2.2% respectively, providing ballast to challenging conditions in our senior housing portfolio.

// We made, committed to or closed nearly $4 billion in high-quality investments, including commencement of five outstanding Research & Innovation development projects affiliated with top-tier universities and establishment of a new platform for growth by acquiring high-quality senior living communities in the attractive Quebec market in partnership with Le Groupe Maurice.

// We demonstrated continued excellence in capital markets as we established a commercial paper program; proactively addressed near-term debt maturities resulting in negligible maturities (excluding commercial paper and revolver) through 2021; efficiently financed our investments; maintained a strong liquidity position and credit ratings; increased enterprise cash flow; improved our weighted average cost of debt to 3.5%; and maintained our average weighted maturity profile at a strong eight years for senior notes.

// We retained and enhanced our industry leadership position in all Environmental, Social and Governance (ESG) areas, including being named to the Dow Jones Sustainability World Index and Bloomberg Gender-Equality Index for the first time; earned Nareit's Healthcare Leader in the Light for the third consecutive year; and becoming a signatory to the United Nations Global Compact and UN Women's Empowerment Principles.

// We strengthened our ESG commitment by organizing our strategy around three key pillars: People, Performance, Planet. We published clear ESG goals aligned to global best practices and the United Nations Sustainable Development Goals and accelerated our corporate philanthropy efforts with renewed marquee partnerships with Greater Chicago Food Depository and Elderserve.

// We added exceptional talent to the focused and dedicated Ventas team to further strengthen alignment to our stockholders with executive leadership team members Carey S. Roberts, EVP, General Counsel and Ethics & Compliance Officer; and J. Justin Hutchens, EVP, Senior Housing, North America.

We welcome the opportunity to present you with the information contained in this Proxy Statement and we hope that, after you review it, you will vote at the Annual Meeting in accordance with our Board of Directors' recommendations. Your vote is important to us and our business.

If you are voting by proxy, please submit your proxy as soon as possible to ensure your vote is recorded at the Annual Meeting. You may vote by telephone, over the internet or–if you have requested paper copies of our proxy materials by mail–by signing, dating and returning the proxy card in the envelope provided. Our Board of Directors greatly appreciates your investment and continued support.

Sincerely,

Debra A. Cafaro
Chairman and Chief Executive Officer

△ VENTAS

APRIL 8, 2020
CHICAGO, ILLINOIS

NOTICE OF 2020 ANNUAL MEETING OF STOCKHOLDERS

Date:	**May 18, 2020**
Time:	**8:00AM Central Standard Time**
Place:*	**353 North Clark Street** Chicago, Ilinois 60654
Record Date:	March 20, 2020
Outstanding Shares:	On the record date, there were 373,063,831 shares of common stock issued and outstanding and entitled to vote at the meeting.

AGENDA AND VOTING MATTERS

Proposal	Board Recommendation	Page Reference
Item 1: to hold an advisory vote to approve our executive compensation	**FOR**	11
Item 2: to elect the 10 director nominees named in the Proxy Statement to serve until the 2021 Annual Meeting of Stockholders	**FOR each Director Nominee**	19
Item 3: to ratify the selection of KPMG LLP as our independent registered public accounting firm for the 2020 fiscal year	**FOR**	38

Other business will be transacted as may properly come before the meeting or any adjournments or postponements of the meeting

VOTING INFORMATION

It is very important that you vote in order to play a part in the future of the Company. Please carefully review the proxy materials for the 2020 Annual Meeting of Stockholders and follow the instructions below to cast your vote promptly on all voting matters.

- **By Telephone:** Call +1 800 690 6903, 24 hours a day, seven days a week through May 17, 2020

- **Via the Internet:** Visit www.proxyvote.com through May 17, 2020

- **By Mail:** Request, complete and return the proxy card in the postage-paid envelope provided

- **In Person:** Request, complete and deposit the proxy card or complete a ballot at the Annual Meeting*

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

We are making this Proxy Statement first available on or about April, 8 2020. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (Annual Report) are available via the Internet at www.proxyvote.com.

BY ORDER OF THE BOARD OF DIRECTORS,



Carey S. Roberts,
Executive Vice President,
General Counsel and Ethics
and Compliance Officer

353 North Clark Street
Suite 3300, Chicago, Illinois 60654
+1 877 483 6827

*** We are actively monitoring the public health and travel concerns relating to COVID-19 and the related recommendations and protocols issued by federal, state and local governments. In the event that it is not possible or advisable to hold our Annual Meeting at the time, date and place as originally planned, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication or adjourning or postponing the meeting. Any such change, including details on how to participate in a remote meeting, would be announced in advance via press release, a copy of which would be filed with the SEC as additional proxy solicitation materials and posted on our website at www.ventasreit.com/newsroom/news-releases**

TABLE OF CONTENTS

VENTAS®

PROXY STATEMENT SUMMARY

FINANCIAL AND OPERATING PERFORMANCE[1]

In 2019, Ventas demonstrated strong performance driven by attractive investments, effective capital markets activity, and growth in our Research & Innovation (R&I) portfolio.

- Delivered Net Income Attributable to Common Stockholders of $1.17 per share and $3.85 Normalized Funds From Operations (FFO) per share, at the high end of our initial Normalized FFO Guidance.
- NOI growth in our Office and Triple Net Leased ("NNN") portfolios of 2.6% and 2.2% respectively, with outperformance in the Healthcare NNN lease portfolio.
- Demonstrated capital markets excellence:
  - * First Healthcare REIT to establish a Commercial Paper ("CP") Program with $1B CP program launched in 2019
  - * Proactively enhanced near term debt maturity profile resulting in negligible maturities through 2021 (excluding CP and revolver) with improved cost of debt and robust liquidity position
  - * $1.4B in bond issuances to retire shorter term, higher rate bonds
  - * Effectively financed Canadian investments through excellent bank and bond execution to manage currency exchange risk
- Maintained BBB+ Credit Rating



VENTAS
5,004%
22% Compound Annual TSR Since 2000
MSCI US REIT INDEX
732%
S&P 500 INDEX
224%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

*Bloomberg; for the period begining 12/31/1999 and ending 12/31/2019. Ventas prices adjusted historically for spin-off.

Our market-leading long-term compound annual Total Stockholder Return (TSR) has significantly outperformed the S&P 500 and MSCI US REIT Indices.

[1] Net debt to adjusted pro forma EBITDA and normalized FFO are not calculated according to U.S. generally accepted accounting principles ("GAAP"), but please see Annex A for reconciliations of these performance measures to our GAAP earnings (the most directly comparable GAAP measure). In addition, please see Annex A for a discussion of how we calculate same-store cash Net Operating Income (NOI).

~$4 BILLION ATTRACTIVE INVESTMENTS

Disciplined and balanced strategy across the portfolio drives reliable, growing cash flow and earnings accretion.

INVESTMENT FRAMEWORK HAS PRODUCED LONG-TERM VALUE

High-Quality, Low Cap Rate, Private Pay Assets		Attractive Seniors Housing and Medical Office	Higher-Yielding	
Cambridge Life Science – 1030 Mass. Ave. Acquisition	Academic Medicine – Duke Health Acquisition	Seniors Housing – Le Groupe Maurice Acquisition	Colony Capital Debt Investment	Announced R&I Developments
$128M Investment	$80M Investment	$2.1B New Platform for Growth including $0.3B of commitments to new developments	$490M Investment	~$1B Development Projects
~5% Initial Unlevered Cash Yield with Upside from Below Market Rents	~5% Initial Unlevered Cash Yield with Upside from In-Place Lease Escalators	~5.6% Stabilized Unlevered Yield with Upside	~9% Cash Yield	~7% Stabilized Unlevered Cash Yield

PORTFOLIO HIGHLIGHTS



$2B NOI*

| 32% | 20% | 7% | 4% |
| 21% | 8% | 6% | 2% |

- Seniors Housing - Operating
- Seniors Housing - NNN
- Medical Office
- Research & Innovation
- Inpatient Rehabilitation Facilities (IRF) & Long Term Acute Care (LTAC)
- Health Systems
- Loans
- Other

* Totals may not add due to rounding. Excludes sold assets, Assets Intended for Disposition, loan repayments, development properties not yet operational and land parcels.

Research & Innovation (R&I)

Ventas is the leading owner of university-based R&I real estate in the U.S. With the increasing speed of biomedical and genetic innovation to support the growing prevalence of chronic disease—more than 50% of Americans will suffer from multiple chronic conditions by 2030—these vibrant, amenity-rich knowledge communities are home to the leading academic institutions who are driving the dynamic convergence of medicine, cutting-edge research and technology.

34 Operating Properties	**13** Hub Markets	**94%** University Affiliated	**8 Years** Average Age

Adding to its existing portfolio of R&I assets, Ventas announced almost $1 Billion of exciting new ground-up developments with leading research universities and its exclusive development partner Wexford Science + Technology.



University of Pittsburgh (Immune Transplant & Therapy Center): A $280M immunotherapy center of innovation co-located with world-renowned UPMC Shadyside campus to conduct bench research and clinical trials focused on transplants, cancer and chronic diseases of aging.



Washington University in St. Louis (4210 Duncan): A $115M, 320K square-foot facility to meet strong academic and corporate demand for the established and supply-constrained Cortex Innovation District.



University of Pennsylvania (One uCity): A ~$270M, 400K square-foot property expanding our footprint in a mature and thriving life sciences uCity ecosystem adjacent to top university and health institutions.



Arizona State University: A $77M Class A research & innovation center, fully lab-enabled and principally used for academic and commercial research focused on biomedical discovery and innovation in health outcomes.



Drexel University (College of Nursing & Health Professions): A $275M, 450K square-foot state-of-the-art facility for Drexel's nursing and health education situated in the uCity innovation community.

1.7M Total SF	**>45%** Pre-Leased	**+7%** Cash Yield

Seniors Housing **LEGROUPEMAURICE**

In 2019, Ventas established a new platform for growth when it completed its investment in Le Groupe Maurice ("LGM"), one of Canada's most celebrated best-in-class, fully integrated designer, developer and operators of seniors housing throughout its 20-year history. Known for its service, quality and innovation, LGM's Class A portfolio of purpose-built high-quality, apartment-like seniors housing communities is located in the attractive Quebec market. Ventas also has the exclusive right to fund and own future developments in partnership with LGM.

Portfolio Value **$1.8B**	LGM = **4%** of Ventas NOI	**29** Purpose-Built Communities	**5** In-Progress Developments	Occupancy: **96%**

Each LGM community maintains a distinctive architecture designed to integrate with the surrounding community, and bears a name with local significance. Each community is approximately 300 to 400 units, and is built on sites offering easy access to retail, restaurants, transport and other amenities. The buildings are highly amenitized, and include features like golf simulators, bowling alleys, full-service pharmacies and convenience stores, pools large enough for lap swimming, and indoor and outdoor gardens. The unit mix heavily favors independent living and includes a small care component.

OPERATING



Les Jardins Millen



Ékla



Caléo



Le 22



Boréa



Floréa

DEVELOPMENTS



IVVI



Vast



ELOGIA II

NEW PLATFORM FOR GROWTH: Ventas has made $0.3B of commitments to new developments and has the exclusive right to fund and own all future developments in partnership with LGM.

ESG LEADERSHIP AND RECOGNITION

Ventas's sustainability and ESG efforts are direct drivers of our long-term success. Building on a strong foundation of ethics and integrity, we have tremendous momentum as we continue to elevate our integrated corporate responsibility platform.

MATERIALITY ASSESSMENT

In accordance with GRI guidelines, the most widely used sustainability framework, Ventas conducted an in-depth prioritization assessment (materiality assessment) to identify the ESG topics that matter most to Ventas. This exercise is an evidence-based, objective process that gathers input from a wide variety of internal and external stakeholders which is used to identify and prioritize relevant topics and validate findings with senior leaders.

The results of the ESG prioritization are plotted on a Materiality Matrix. Eight topics were identified as the most important to Ventas and to our external stakeholders.

ESG MATERIALITY MATRIX


KEY
Environment
Workforce
Society
Economic/ Governance
Importance to External Stakeholders
Importance to Ventas
Talent Attraction & Retention
Responsible Investment
Tenant, Resident & Operator Satisfaction
Energy & Emissions
Climate Change
Diversity & Inclusion
Water
Waste
Labor/Management Relations
Building Materials
Community Impact
Policy Influence
Executive Compensation
Succession Planning
Procurement Practices/Supply Chain
Biodiversity & Ecosystems
Anti-Competitive Behavior
Data Privacy
Data Security
Marketing Practices

ESG PRIORITIES

Organizing around the eight most material topics identified in the materiality assessment, Ventas has clearly organized its ESG strategy across three key pillars: People, Performance, Planet. This structure further fortifies our robust ESG focus, enhances our conversations and reporting on key issues and motivates our daily efforts.

In addition, we have set SMART goals against these eight topics. The goals are closely aligned to the United Nations Sustainable Development Goals where we believe we can make an impact through strategic investment in our business and communities.

2020 ESG GOALS:



PEOPLE

- Talent Attraction & Retention
- Diversity & Inclusion

PERFORMANCE

- Tenant, Resident & Operator Satisfaction
- Responsible Investment

PLANET

- Climate Change
- Energy & Emissions
- Water
- Waste

ESG GOALS

TOPIC	GOAL	TARGET DATE	STATUS
TALENT ATTRACTION AND RETENTION	Employee engagement in top half of peer benchmark	ONGOING	ACHIEVED IN 2019
	Employee health package exceeding peer benchmark	ONGOING	ACHIEVED IN 2018
	Minimum wage of $15/hour, increasing to $17/hour by 2024	2024	ON TRACK
	0 lost time incidents for employees	ONGOING	ON TRACK
DIVERSITY AND INCLUSION	Employee gender balance*	ONGOING	ON TRACK
	Minimum of 3 female Board members	ONGOING	ACHIEVED IN 2018
	25% female representation on SLT + ELT by 2023	2023	ON TRACK
TENANT, RESIDENT AND OPERATOR SATISFACTION	MOB tenant satisfaction survey (Kingsley) score above peer benchmark with 1% annual increase; R&I in top half of peer benchmark by 2024	ONGOING	ACHIEVED IN 2019
	>80% of seniors housing NOI from tenants/ operators that conduct resident satisfaction surveys by 2022	ONGOING	ACHIEVED IN 2019
	100% of NNN segment NOI from agreements requiring compliance with applicable health and safety laws	ONGOING	ACHIEVED IN 2018
RESPONSIBLE INVESTMENT	LEED® Silver or better on 100% of $1.5B R&I pipeline	ONGOING	ON TRACK
	Communicate importance of LEED to all development partners for all new projects	2020	ON TRACK
CLIMATE CHANGE	<10% of NOI from properties in high flood risk zone	ONGOING	ACHIEVED IN 2018
	100% of non-NNN assets have emergency plan	ONGOING	ACHIEVED IN 2018
ENVIRONMENT	Energy and Emissions: Reduce by 10% from 2013 to 2023	2023	ON TRACK
	Water: Reduce by 5% from 2013 to 2023	2023	ON TRACK
	Waste: Reduce by 4% from 2013 to 2023	2023	ON TRACK

* Ventas defines gender balance as 50:50 +/- 5%

PROXY STATEMENT SUMMARY

DIVERSITY AND INCLUSION

- The Ventas organization is gender balanced (50:50 +/- 5%).

- The Ventas Board of Directors is 30% female and has included at least two female Board members since 2001.

- Ventas was included in the 2020 Bloomberg Gender-Equality Index (GEI) for the first time, earning its strongest scores for overall disclosures (100%) and for data excellence around equal pay and gender pay parity and sexual harassment policies.

- Ventas has committed to 25% female representation on its Senior and Executive Leadership teams by 2023.

- Ventas is a signatory to the United Nations Women's Empowerment Principles (WEP).

- We have added a Diversity and Inclusion goal related to achieving gender balance across the Ventas organization in our 2020-22 long-term equity incentive program.



CORPORATE GOVERNANCE

Ventas was the highest ranked REIT on the CPA-Zicklin Index of Corporate Political Disclosure and Accountability. The annually-published index benchmarks the political disclosure and accountability policies and practices for election-related spending of leading U.S. public companies. It is produced by the Center of Political Accountability in conjunction with the Zicklin Center for Business Ethics Research at The Wharton School at the University of Pennsylvania.

Ventas achieved ISS ESG Prime Status for 2019. The ISS ESG rating considers ESG practices by evaluating more than 100 sector-specific indicators. Prime Status is awarded to companies with an ESG performance that fulfills ambitious absolute performance requirements. ISS ESG is the responsible investment arm of Institutional Shareholder Services Inc., the world's leading provider of environmental, social, and governance solutions for asset owners, asset managers, hedge funds, and asset servicing providers.



ENTERPRISE RISK MANAGEMENT

Ventas has an integrated multi-disciplinary, company-wide risk management process, managed through our Enterprise Risk Management (ERM) Committee. In line with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, climate change risk and opportunities are integrated into this process. Convened quarterly, the Committee evaluates both known and new risks for inclusion on our ERM Heatmap to determine risk likelihood or impact to Ventas and mitigation strategies are updated as appropriate. Results are discussed with the Ventas Board of Directors at quarterly board meetings.

ENTERPRISE RISK MANAGEMENT HEATMAP



PROXY STATEMENT SUMMARY

Supporting Global Sustainability Initiatives



Ventas is a signatory to the United Nations Global Compact—a voluntary leadership platform for the development, implementation and disclosure of responsible business practices. This commitment to responsible business action, undertaken by thousands of companies globally, reaffirms our purpose to positively impact the world around us.

To champion the development of women, Ventas also signed the United Nations Women's Empowerment Principles (WEP), a joint initiative of UN Women and the UN Global Compact. The WEP provides guidance for promoting gender equality in the workplace through a set of seven Principles that include establishing high-level corporate leadership for gender equality, promoting education, training and professional development for women, and promoting equality through community initiatives and advocacy.

Investing in our Communities: Philanthropy



As a good corporate citizen and engaged industry leader, Ventas donated approximately $10 million in 2019 to not-for-profit organizations that both inspire us and that work to meet critical community needs in areas including education, health and human services, and the environment. We committed around $9 million to support elementary and middle school education in Philadelphia; renewed our ongoing marquee relationships with the Greater Chicago Food Depository and Elderserve; and donated $75,000 to 30 organizations directly nominated by our employees through our Employee Charitable Fund.

Investing in our Portfolio: Research & Innovation



Ventas was named a "Founding Partner" of the Global Institute on Innovation Districts (GIID), a practitioner-led and empirically grounded not-for-profit organization designed to strategically advance innovation districts worldwide through the creation of a global network and focused research initiatives.

Investments in our university-based R&I portfolio are recognizing strong, sustainable growth because of high quality tenants and growing university demand for knowledge communities. Our goals are closely aligned to the objectives of GIID and will support our long-term investment focus and added value in this market.

Investing in the Environment: Seniors Housing



In 2019, Ventas was proud to be the leading owner of U.S. EPA ENERGY STAR® certifications for Senior Care communities with more than 50% of the total 2019 certifications, representing 45 properties and covering nearly 3 million square feet. Managed by our leading operators, Atria, Sunrise and Brookdale, these properties have met strict energy performance standards set by the EPA, and perform better than at least 75% of similar buildings nationwide. ENERGY STAR certified buildings save energy, save money and help protect the environment by generating fewer greenhouse gas emissions than typical buildings. Certification is annual and all data is verified by a third party.

Excellence in ESG Reporting: 2019 Corporate Sustainability Report



Ventas published its second annual Corporate Sustainability Report in 2019 which highlights our collective efforts to demonstrate excellence through our ESG leadership. Our enhanced report, which was produced in alignment with globally recognized best practices (GRI), showcases our disciplined management approach, significant achievements, newly established goals and opportunities for continued success.

INDUSTRY LEADERSHIP: PEOPLE

Ventas is proud that our senior executives have been recognized for their influence as industry leaders.

Debra A. Cafaro, Ventas Chairman and CEO: Widely acclaimed for her strategic vision and enduring business success, Ms. Cafaro received several professional recognitions in 2019:

- Named to Harvard Business Review's CEO 100 for the sixth consecutive year; one of only 14 global CEOs to appear on the ranking consistently since 2014.
- Named to Modern Healthcare's 100 Most Influential People for the sixth time, the only real estate representative on the list.
- Inducted into the American Seniors Housing Association's (ASHA) Senior Living Hall of Fame.
- Named Chair of The Economic Club of Chicago whose mission is to foster meaningful connections among the city's leaders on important economic and social issues.

Robert F. Probst, Ventas Chief Financial Officer: Recognized for the major impact he has made on Ventas in his five-year tenure, Mr. Probst was named the Financial Executive International (FEI) 2019 Public Company Financial Executive of the Year. The national award is presented to a CFO who has achieved success in the Company's growth and profitability and has shown exemplary leadership skills throughout his career.

Community Engagement: Ventas actively encourages our employees to give back to their communities, and many of our executive and senior leadership team members volunteer their time and intellectual capital to serve as Board members that help to power the success of community not-for-profit organizations. These organizations include: Camp Kesem, a nationwide community that supports children who have lost a parent to cancer; the Chicago Botanic Garden, one of the world's great living museums and conservation science centers; the American Diabetes Association; America Needs You, an organization that fights for economic mobility for ambitious, first-generation college students; the Geneva Lake Conservancy which is dedicated to the preservation of environmentally sensitive lands, open space and the unique character and quality of life of Walworth County, Wisconsin; One Tail at a Time, a Chicago animal rescue charity; and High Jump, an organization that aims to equalize access to education for middle school students who have exhibited academic ambition and who are of limited means.

ESG RECOGNITIONS



MEMBER OF Dow Jones Sustainability Indices In collaboration with SAM

Member of the DOW Jones Sustainability World Index



GRESB 2019

#1 Healthcare REIT 2017 - 2019



Nareit 2019 Leader in the Light Award Winner

Four-time winners of the Nareit Healthcare Leader in the Light



FTSE4Good

Listed on FTSE4GOOD Sustainability Index since 2013



CEO ACT!ON FOR DIVERSITY & INCLUSION

First REIT to become a signatory



20% BY 2020 WOMEN ON BOARDS

First Healthcare REIT to achieve "Winning" Designation



2019 WOMEN'S FORUM CORPORATE CHAMPION

Recognizes Board is composed of at least 30% female members

CORPORATE GOVERNANCE HIGHLIGHTS

BOARD INDEPENDENCE
- 9 of 10 Independent Directors
- All Major Committees are 100% Independent
- Independent Presiding Director: James D. Shelton

2019 BOARD AND COMMITTEE MEETINGS
- 7 Board Meetings
- 4 Audit and Compliance Committee Meetings
- 7 Executive Compensation Committee Meetings
- 2 Nominating and Corporate Governance Committee Meetings
- 3 Investment Committee Meetings
- 0 Executive Committee Meetings

DIRECTOR ELECTIONS
- Annual Board Elections
- Overboarding Policy: No More than Four Public Company Boards Other than the Ventas Board
- Audit Committee Overboarding Policy: No More than Two Public Company Audit Committees Other than Ventas
- Proxy Access for Director Nominations: Up to 20 Stockholders Owning at Least 3% of our Stock for at Least Three Years May Nominate the Greater of Two Or 20% of the Board

EVALUATING & IMPROVING BOARD PERFORMANCE
- Annual Board and Committee Evaluations
- Rigorous Annual Committee Chair Rotation Evaluation Process Once Committee Chair Reaches Five Years of Service as Chair
- Annual Assessment of Board Leadership Structure and Election of Presiding Director
- Board Orientation for New Directors

ALIGNING DIRECTOR & STOCKHOLDER INTERESTS
- Annual Director Equity Grants that Vest Over Two Years
- Robust Director Stock Ownership Guidelines
- Nationally Recognized Independent Compensation Consultant: Semler Brossy Consulting Group

DIRECTOR DIVERSITY, REFRESHMENT AND TENURE
- Rigorous Refreshment: <1-5 Years (3); 5-15 Years (5); >15 Years (2)
- Recent Board Appointments: 2014 (Melody C. Barnes), 2016 (Roxanne M. Martino, Walter C. Rakowich), 2019 (Sean P. Nolan)
- ≥30% Women with at Least Two Women Directors Since 2001
- Director Ages: 50s (3); 60s (6); 70s (1)
- Mandatory Retirement Age: 75

ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION

We are submitting to our stockholders a non-binding advisory vote on the compensation of our Named Executive Officers, as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules.

> **This summary highlights important information regarding our 2019 executive compensation program. It does not include all the information that you should consider. Before voting, you should carefully read the entire Proxy Statement and other pertinent documents, including our 2019 Form 10-K.**

Executive Compensation Philosophy

Our executive compensation philosophy is to closely link compensation to performance by emphasizing performance-based incentive compensation over fixed cash compensation, so that the vast majority of total direct compensation is variable and not guaranteed. Our executive compensation program is designed to attract, retain and motivate talented executives, create alignment with stockholders and reward executives for the achievement of pre-established company objectives combined with tailored individual goals, consistent with our strategic plan.

In 2019, our compensation decisions once again reflected strong alignment between pay and performance. In determining the incentive compensation paid to our Named Executive Officers for 2019, our Executive Compensation Committee (the "Compensation Committee") of our Board of Directors (the "Board"), which is responsible for evaluating and setting the compensation of our Named Executive Officers other than the Chief Executive Officer ("CEO"), and the independent members of our Board, who are responsible for evaluating and setting the compensation for our CEO pursuant to our Guidelines on Governance (the Compensation Committee and the independent members of our Board are collectively referred to as the "Compensation Board Members" herein), rigorously evaluated company and individual performance relative to the pre-established goals under our annual cash and long-term equity incentive plans.

Responsiveness to Stockholder Feedback and Pay Alignment

In late 2019 we continued our extensive stockholder outreach program to 50 of our largest investors (holding ~71% of our shares); our Compensation Committee Chairman was an active participant. We received varied and diverse constructive feedback from our investors during this outreach program, largely centering on investors' desire to see strong pay and performance alignment in connection with our 2019 and three-year TSR performance, which fell short of our expectations on a full-period basis after an excellent start through the first three quarters of 2019 and 11 of 12 quarters in the three-year period ending December 31, 2019; having been impacted negatively in the final quarter of both measurement periods. Our responsive actions are detailed below.

Our strong pay-for-performance linkage, and alignment of our realized executive pay with stockholder outcomes, were clearly demonstrated upon the first vesting event that occurred at the end of 2019 under our forward-looking long-term equity incentive compensation program that we redesigned in response to investor feedback in early 2017. Both formulaic pay inputs, as well as discretionary decisions made by our Compensation Board Members, reinforced that linkage.

Although our TSR was strong in 11 out of the 12 quarters and we attained positive 2.5% three-year compound annual TSR during the three-year period ending December 31, 2019, our stock price performance fell meaningfully in the last quarter of 2019, which had a material impact on our executive compensation results as well as our 2020 executive compensation decisions, as outlined below.

Forfeiture of 2017-2019 Performance-Based Restricted Stock Unit ("pRSU") Awards and Dividend Equivalents Due to Below-Threshold Performance

Our carefully crafted compensation plan is working as intended to align our Named Executive Officers' realized compensation with the returns delivered to stockholders over the same period. The primary performance metrics for these first pRSU awards were relative TSR compared to two different peer group indices, both of which finished below threshold and resulted in more than 70% of the awards **paying out at zero**.

Collectively, our three current Named Executive Officers who received 2017 pRSU awards therefore forfeited over $6.2 million of equity compensation, comprised of $5,464,658 equity ($62.22 pRSU grant date stock price multiplied by the number of forfeited shares linked to relative TSR goals awarded at the target level in 2017) and $760,151 related dividend equivalents, as detailed in the table below. More than $3.75 million of the total equity and dividend equivalent forfeiture amount is attributed to Ms. Cafaro.

Name	Forfeited TSR pRSUs (Total 2017 Target)	Forfeited pRSUs (Value at $62.22 Grant Price)	Dividend Equivalent Forfeiture	Total Forfeiture Value
Debra A. Cafaro	53,107	$ 3,304,318	$ 459,641	$ 3,763,959
Robert F. Probst	17,503	1,089,037	151,488	1,240,525
John D. Cobb	17,218	1,071,304	149,022	1,220,326
Total	**87,828**	**$ 5,464,658**	**$ 760,151**	**$ 6,224,810**

The forfeiture amounts above are not reflected in the 2019 Summary Compensation Table in this Proxy Statement. SEC rules require us to report the grant date fair value of equity awards at the target level, regardless of actual award attainment levels or realized value.

Discretionary Actions Taken to Align Pay and Performance

In addition to significant reductions to realized 2019 equity pay for the CEO and other Named Executive Officers due to the forfeiture of a majority of the 2017 pRSUs and related dividend equivalents as detailed above, our Compensation Board Members implemented several actions in recognition of the end-of-year decline in our stock price and in response to 2020 investor feedback regarding pay and performance alignment.

Negative Discretion Exercised Regarding CEO Annual Cash Incentive

The Compensation Board Members applied negative discretion to materially reduce the CEO's 2019 annual cash incentive award, to below the target level, despite above-target performance on both her quantitative and qualitative 2019 annual goals. This resulted in a **50% reduction in her earned annual cash incentive award, which reduced her payout by nearly $1.8 million**.

Specifically, based upon actual 2019 annual cash incentive award performance with respect to the pre-established quantitative goals and attainment at 90% of the maximum level with respect to our CEO's qualitative individual performance goals, as measured by our Compensation Board Members, and reflecting Ms. Cafaro's outstanding long-term performance and current value to the Company, her short-term annual cash incentive award payout would have been $3,579,263, or 166% of her target award and 92% of her maximum award for fiscal 2019 performance.

However, as a result of Company's three-year relative TSR underperformance that primarily occurred in the final quarter of 2019, and in order to demonstrate even greater alignment between CEO pay and results for stockholders, the Compensation Board Members exercised negative discretion with respect to our CEO's attainment of both the quantitative and qualitative performance goals under the 2019 annual cash incentive award, reducing her 2019 payout by 50% overall, to $1,789,631, which is 83% of her target award and 46% of her maximum award.

This 2019 payout, made as the result of the exercise of negative discretion by the Compensation Board Members, is also $1.6 million less than the average short-term incentive payout received by the CEO the preceding three-year period, and is her lowest short-term incentive payout since 2008.

No 2020 Merit Increases for Top Three Named Executive Officers

In addition, our Compensation Board Members demonstrated accountability for TSR performance by approving zero merit increases to all 2020 compensation components for our three highest-paid Named Executive Officers, including keeping Ms. Cafaro's base salary at the same level as it has been since 2015.

Enhanced 2020 Short-Term and Long-Term Metric Selection and Goal Setting

Finally, to align executive pay with attainment of our most critical objectives and in response to investor feedback, our Compensation Board Members also made several stockholder-focused changes to the goals and weightings of the 2020 annual cash incentive and long-term equity incentive compensation plans, consistent with our strategic plan.

Changes to the performance goals for the 2020 annual cash incentive award program as compared to 2019 are as follows: (i) eliminated the Fixed Charge Coverage goal, (ii) eliminated the Research & Innovation Development Growth goal, (iii) reduced weighting of the Normalized FFO per Share goal from 40% to 30%, (iv) added Liquidity management goal at 15% weighting, (v) added Development Investment goal at 10% weighting to incent timely progress on the Company's R&I development pipeline and (vi) added a Net Debt to Adjusted Pro Forma EBITDA goal at 10% weighting to ensure the Company maintains financial strength and flexibility.

The 2020 pRSUs as compared to 2019: (i) retained the same two relative TSR metrics at identical weighting and performance levels, meaning that greater than 70% of the pRSU value for our Named Executive Officers continues to be tied to rigorous relative TSR metrics, (ii) eliminated the three-year Reported Net Debt to Adjusted Pro Forma EBITDA goal (one-year goal was added to the annual cash incentive plan), (iii) added a three-year Research & Innovation Pipeline Openings goal at 11.7% weighting for the CEO and 10% weighting for all other Named Executive Officers to incent on-time delivery of these development projects and (iv) included quantitative Gender Balance goal focused on improving the Company's representation of women employees was added at 6.9% weighting for the CEO and 6% weighting for all other Named Executive Officers to incent ESG performance.

All the 2019 and 2020 responsive actions and improvements to our executive compensation program are further detailed below in the "Proactive Investor Outreach" section of the Compensation Discussion and Analysis.

CEO Pay Alignment with TSR



This graph illustrates our long-term pay-for-performance alignment by comparing our CEO's Total Direct Compensation to our TSR performance (indexed to a 2014 base year) for each of the past five years. "Total Direct Compensation" includes, for the applicable year, base salary, earned annual cash incentive awards, the value of equity incentive awards and "All Other Compensation" as reported in the Summary Compensation Table. This graph differs from compensation reported in the 2019 Summary Compensation Table in the following respects:

// For 2014-2016, the period during which our backward-looking plan was in effect, the graph aligns the value of long-term equity incentive awards with the performance year for which they were earned, rather than the year in which they were granted (e.g., long-term equity incentive awards granted in January 2017 for 2016 performance are shown in the graph above as 2016 compensation), consistent with the manner in which our Compensation Board Members evaluated compensation and pay-for-performance under the previous backward-looking plan for our Named Executive Officers.

// For 2017-2019, when our current forward-looking long-term equity incentive plan went into effect, we report the grant date fair value of time-based restricted stock units ("RSUs") and pRSUs (approximating target level of performance) granted in 2017-2019 that may be earned, if at all, based on the Company's performance relative to three-year goals measured during the applicable performance periods. Actual payouts occur in the year following the end of each applicable performance period and range from 0% - 220% of the target value.

// The 2019 figure depicts the CEO's $3,763,959 realized reduction in pay resulting from earning 0 pRSUs under the TSR metrics upon completion of the first full 2017-2019 pRSU performance period, meaning that our CEO received zero payout with respect to greater than 70% of the total award. This $3,763,959 figure is comprised of $3,304,318 equity ($62.22 pRSU grant date stock price multiplied by 53,107 forfeited shares linked to relative TSR goals at the target level in 2017) and $459,641 related dividend equivalents. **These forfeiture amounts are not reflected in the 2019 Summary Compensation Table in this Proxy Statement.** SEC reporting rules require us to report the grant date fair value of equity awards at the target level, regardless of actual award attainment levels or realized value.

// The 2017 figure excludes a one-time time-based RSU transition award received by our CEO, which was designed to partially mitigate the impact of a reduction in the realized pay for our CEO in 2018 and 2019 resulting from the transition from a backward-looking long-term equity incentive plan to a stockholder-focused forward-looking plan because the new forward-looking award did not pay out, if at all, until 2020 and later. This award is excluded because it was one-time in nature, has not recurred and the Compensation Committee does not view such awards as a continuing feature of the long-term equity incentive plan.

2019 Compensation Practices at a Glance

DO provide executive officers with the opportunity to earn market-competitive compensation through a mix of cash and equity compensation, with a strong emphasis on performance-based incentive awards

DO have a robust peer selection process and benchmark executive compensation to target the median of our comparative group of peer companies

DO evaluate relative TSR when determining performance under incentive awards to enhance stockholder alignment

DO require executive officers and directors to own and retain shares of our common stock with significant value to further align interests with our stockholders

DO enhance executive officer retention with time-based vesting schedules for RSUs and pRSUs earned based on future three-year performance

DO enable Board to "claw back" incentive compensation in the event of a financial restatement pursuant to recoupment policy

DO align pay and performance by linking a substantial portion of compensation to the achievement of pre-established performance measures that drive stockholder value

DO maintain a Compensation Committee comprised solely of independent directors

DO engage an independent compensation consultant to advise the Compensation Committee on executive compensation matters

DO NOT provide any excise tax gross-up benefits to any of our Named Executive Officers and do not permit future arrangements under our anti-tax gross-up policy

DO NOT provide guaranteed minimum payouts or uncapped award opportunities

DO NOT have employment agreements with executive officers that provide single-trigger change of control benefits

DO NOT base incentive awards on a single performance measure, thereby discouraging unnecessary or excessive risk-taking

DO NOT permit liberal share recycling under our 2012 Incentive Plan

DO NOT provide executive officers with pension or retirement benefits other than pursuant to a broad-based 401(k) plan and do not provide executive officers with excessive perquisites or other personal benefits

DO NOT permit repricing of underwater stock options or granting of discounted stock options or SARs

DO NOT permit executive officers or directors to engage in derivative or other hedging transactions in our securities

DO NOT permit executive officers or directors to pledge or hold our securities in margin accounts without preapproval by the Audit Committee (no executive officer or director did so at any time during 2019)

Our Compensation Board Members have carefully evaluated our overall executive compensation program and believe that it is well designed to achieve our objectives of retaining talented executives and rewarding superior performance in the context of our business risk environment. By maintaining a performance- and achievement-oriented environment that provides the opportunity to earn market-competitive levels of compensation, we believe that our executive compensation program is structured optimally to support our goal to deliver sustained, superior returns to stockholders. Moreover, the Compensation Board Members' ability and discipline in exercising negative discretion when appropriate to better align our realized executive pay with stockholder outcomes enhanced the effectiveness of our overall executive compensation program. Both 2019 compensation, in light of our fourth quarter 2019 underperformance, and our exceptional long-term performance demonstrate the success of this program and application.

Based on the information provided above and elsewhere in this Proxy Statement, we believe our executive compensation program is designed appropriately to support our key objectives. Accordingly, our Board recommends that stockholders vote in favor of the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Proxy Statement for the 2020 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2019 Summary Compensation Table, the accompanying compensation tables and the related narrative disclosure."

The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting is required to approve, on an advisory basis, our executive compensation. Abstentions will have the same effect as votes against such proposal, and broker non-votes will have no effect. Although the results of the stockholder vote on this proposal are non-binding, the Board values continuing and constructive feedback from our stockholders on compensation. Our Compensation Board Members will consider the outcome of the vote when making future executive compensation decisions.

**Our Board recommends that you vote FOR the approval,
on an advisory basis, of our executive compensation.**

OUR BOARD OF DIRECTORS

GENDER



MALE
7 DIRECTORS

FEMALE
3 DIRECTORS

INDEPENDENCE



INDEPENDENT
9 DIRECTORS

NON-INDEPENDENT
1 DIRECTOR

AGE



50's
3 DIRECTORS

60's
6 DIRECTORS

70's
1 DIRECTOR

TENURE



<1-5 YEARS
3 DIRECTORS

5-15 YEARS
5 DIRECTORS

>15 YEARS
2 DIRECTORS

Our Board provides guidance and oversight with respect to our financial and operating performance, strategic plans, key corporate policies and decisions and enterprise risk management. Among other matters, our Board considers and approves significant acquisitions, dispositions and other transactions and advises and counsels senior management on key financial and business objectives. Members of the Board monitor our progress with respect to these matters on a regular basis, including through presentations made at Board and committee meetings by our CEO, Chief Financial Officer, Chief Investment Officer and other members of senior management.

CRITERIA FOR BOARD MEMBERSHIP

PROCESS: In accordance with our Guidelines on Governance, the Nominating and Corporate Goverance Committee ("Nominating Committee") annually considers and recommends to the Board a slate of directors for election at the next Annual Meeting of Stockholders which considers the following:

// High-performing incumbent directors who have indicated a willingness to continue serving on our Board;

// Candidates, if any, nominated by our stockholders;

// Other potential candidates identified by the Nominating Committee.

If at any time during the year a seat on the Board becomes vacant or a new seat is created, the Nominating Committee considers and recommends to the Board a candidate for appointment to fill the vacant or newly created seat.

Independence

Our Guidelines on Governance require that at least a majority of the members of our Board meet the criteria for independence under the rules and regulations of the NYSE. For a director to be considered independent under the NYSE's listing standards, the director must satisfy certain bright-line tests, and the Board must affirmatively determine that the director has no direct or indirect material relationship with us. Not less than annually, our Board evaluates the independence of each non-management director on a case-by-case basis by considering any matters that could affect his or her ability to exercise independent judgment in carrying out the responsibilities of a director, including all transactions and relationships between that director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and our management, on the other hand. Any such matters are evaluated from the standpoint of both the director and the persons or organizations with which the director has an affiliation. Each director abstains from participating in the determination of his or her independence.

Based on its most recent review, the Board has affirmatively determined that each of our non-employee directors has no direct or indirect material relationship with us and qualify as independent under the NYSE's listing standards. Ms. Cafaro is not considered independent under the NYSE listing standards due to her employment as our CEO.

In evaluating the independence of Mr. Lustig, the Board considered that he is employed by Lazard Freres & Co. LLC ("Lazard"), which is a large multi-national financial institution that, with its affiliates, has engaged in financial advisory and investment banking services for the Company and its subsidiaries, for which it may receive customary compensation, fees and expense reimbursement. However, the Board did not believe that the Company's relationship with Lazard impacted the independence of Mr. Lustig for the following reasons:

// Lazard is a large multi-national financial institution and the Company has had a relationship with Lazard for many years prior to Mr. Lustig's appointment to the Board;

// Mr. Lustig had no involvement (either in his capacity as a director of the Company or as an employee of Lazard) in the selection of Lazard to provide the services described above or the terms or pricing of any such services; and

// Amounts paid by the Company to Lazard for the services described above would represent an immaterial percentage of Lazard's and its affiliates' gross revenues, and would be well below the amounts that would preclude a finding of independence under the NYSE listing standards.

Diversity

In evaluating potential director candidates, the Nominating Committee considers different perspectives, skill sets, education, ages, genders, ethnic origins and business experience in its annual nomination process. In general, the Nominating Committee seeks to include on our Board a complementary mix of individuals with diverse backgrounds, knowledge and viewpoints reflecting the broad set of challenges that the Board confronts without representing any particular interest group or constituency. Our Guidelines on Governance provide that, in general, nominees for membership on the Board should:

// have demonstrated management or technical ability at high levels in successful organizations;

// have experience relevant to our operations, such as real estate, REITs, healthcare, finance or general management;

// be well-respected in their business and home communities;

// have time to devote to Board duties; and

// be independent from us and not related to our other directors or employees.

Our directors are also expected to be active participants in governing our enterprise, and our Nominating Committee looks for certain characteristics common to all Board members, including integrity, independence, leadership ability, constructive and collegial personal attributes, candor and the ability and willingness to evaluate, challenge and stimulate.

No single factor or group of factors is necessarily dispositive of whether a candidate will be recommended by our Nominating Committee. The Nominating Committee considers and applies these same standards in evaluating individuals recommended for nomination to our Board by our stockholders in accordance with the procedures described in this Proxy Statement under "Requirements for Submission of Stockholder Proposals, Director Nominations and Other Business." Our Board's satisfaction of these criteria is implemented and assessed through ongoing consideration of directors and nominees by the Nominating Committee and the Board, as well as the Board's annual self-evaluation process, as described in more detail below. Based upon these activities, our Nominating Committee and our Board believe that the director nominees named in this Proxy Statement satisfy these criteria.

Capacity

The Nominating Committee seeks to recommend candidates that have adequate time to devote to Board activities, recognizing that public company board of directors responsibilities command a significant portion of directors' time.

Accordingly, the Company maintains an overboarding policy that prohibits directors from simultaneously serving on more than four public company boards other than the Company's Board.

In addition, the Nominating Committee recognizes that Audit and Compliance Committee ("Audit Committee") members must have adequate time to devote to Audit Committee activities, given that such responsibilities command a significant portion of directors' time. As a result, the Company maintains a policy prohibiting Audit Committee members from simultaneously serving on more than two public company audit committees other than the Company's.

Tenure and Refreshment

Our Nominating Committee monitors the average tenure of our Board members and seeks to achieve a variety of director tenures in order to benefit from long-tenured directors' institutional knowledge and newly elected directors' fresh perspectives. The Nominating Committee and the Board have refreshed and diversified the composition of the Board over the course of the last several years through the departures of four directors, including our two longest-tenured directors. Ronald Geary, who was previously our longest tenured director, resigned from the Board during 2015 and Mr. Crocker retired from the Board during 2016. In addition, Doug Pasquale was not renominated for election at our 2017 Annual Meeting and Glenn Rufrano was not renominated at our 2018 Annual Meeting. Messrs. Crocker and Geary were replaced by Ms. Martino and Mr. Rakowich during 2016 and Mr. Nolan joined our Board on July 26, 2019.

Director Resignation Policy

In accordance with our Director Resignation Policy, our Board will nominate an incumbent director for reelection only if the director agrees that, in the event the director fails to receive the required majority vote for reelection, he or she will tender, promptly following certification of the election results, an irrevocable resignation that will be effective upon acceptance by the Board. If an incumbent director fails to receive the required majority vote for reelection, our Nominating Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and submit its recommendation for prompt consideration by the Board. Our Board will act on the Nominating Committee's recommendation and publicly disclose its decision regarding the tendered resignation by filing a Current Report on Form 8-K with the SEC no later than 90 days following certification of the election results.

Any director who tenders his or her resignation pursuant to our Director Resignation Policy may not participate in any Nominating Committee or Board decision regarding that resignation. If less than a majority of the Nominating Committee members receive the required vote in favor of their reelection in the same election, then the independent directors who received the required vote will be constituted by our Board as a committee to consider the tendered resignation(s) and make a recommendation to the Board. However, if three or fewer independent directors receive the required vote in the same election, all directors not required by the Director Resignation Policy to tender a resignation may participate in considering and recommending to the Board whether to accept or reject the resignation(s).

Under our Guidelines on Governance, a director is required to retire at the first annual meeting of stockholders following his or her 75th birthday. On the recommendation of our Nominating Committee, our Board may waive this requirement as to any director if it deems a waiver to be in our best interests and the best interests of our stockholders.

Sourcing Director Candidates

We have from time to time retained search firms and other third parties to assist us in identifying potential candidates based on specific criteria that we provided to them, including the qualifications described above. We may retain search firms and other third parties on similar or other terms in the future.

Annual Board Evaluation Process

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness.

The Board and each of its committees conduct self-evaluations related to their performance on an annual basis. Through this process, directors provide feedback and assess Board, committee and director performance, including areas where the Board believes it is functioning effectively and areas where the Board believes it can improve.

Our Nominating Committee supervises the annual self-evaluations and uses various processes from year to year in order to solicit feedback, including periodic in-person interviews conducted by the Presiding Director with each of the Board members. The Board and each committee review and discuss the evaluation results, and take this information into account when assessing the qualifications of the Board and further enhancing the effectiveness of the Board and its committees over time.

The Nominating Committee regularly reviews the size and composition of the Board on a holistic basis, utilizing a rigorous matrix of identified skills, experiences and other criteria for maintaining an excellent, independent Board in light of our changing requirements and seeks nominees who, taken together as a group, possess the skills, diversity and expertise appropriate for an effective Board.

ELECTION OF DIRECTORS



Melody C. Barnes   Debra A. Cafaro   Jay M. Gellert   Richard I. Gilchrist   Matthew J. Lustig

Roxanne M. Martino   Sean P. Nolan   Walter C. Rakowich   Robert D. Reed   James D. Shelton

Ten directors currently serve on our Board and all are standing for reelection at the 2020 Annual Meeting. Under our Fifth Amended and Restated By-Laws, as amended (our "By-Laws"), in uncontested elections (which is the case for the 2020 Annual Meeting), a majority of votes cast is required for the election of each director. The number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a director nominee and, therefore, will have no effect.

Each director elected at the Annual Meeting will hold office until the next succeeding annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Each nominee has consented to be named in this Proxy Statement and has agreed to serve as a director if elected, and we expect each nominee to be able to serve if elected. If any nominee is unable or unwilling to accept his or her election or is unavailable to serve for any reason, the persons named as proxies will have authority, according to their judgment, to vote or refrain from voting for such alternate nominee as may be designated by the Board.

Following the recommendation of the Nominating Committee, our Board has nominated the ten individuals listed above for election at the 2020 Annual Meeting, all of whom currently serve as directors.

Director Skills Matrix

In selecting nominees for the Board, our Nominating Committee considers the particular experience, qualifications, attributes and skills of the current Board members and prospective candidates to ensure a variety of skills and qualifications are represented on the Board. The Nominating Committee monitors these represented attributes through the use of a detailed matrix that measures, among other things, skills, tenure, diversity and other attributes.

SKILLS AND ATTRIBUTES	Melody C. Barnes	Debra A. Cafaro	Jay M. Gellert	Richard I. Gilchrist	Matthew J. Lustig	Roxanne M. Martino	Sean P. Nolan	Walter C. Rakowich	Robert D. Reed	James D. Shelton
Executive Experience (CEO): Supports our management team through relevant advice and leadership		✓	✓	✓	✓	✓	✓	✓		✓
Financial/Accounting Experience: Critical to the oversight of the Company's financial statements		✓	✓	✓	✓	✓	✓	✓	✓	✓
SEC Financial Expert: Valuable to the oversight of the Company's financial reporting and internal controls		✓	✓	✓	✓	✓	✓	✓	✓	✓
REITS/Real Estate: Contributes to a deeper understanding of the Company's strengths and challenges specific to the REIT and real estate industries		✓	✓	✓				✓		
Healthcare, Senior Housing: Contributes to a deeper understanding of the Company's strengths and challenges specific to the healthcare and seniors housing industries	✓	✓	✓	✓	✓		✓		✓	✓
Research & Innovation: Provides valuable insight regarding the unique considerations relevant to the research & innovation space as the Company seeks to grow this line of business							✓			
Capital Markets: Valuable in evaluating the Company's capital structure and financing strategy		✓		✓	✓	✓		✓	✓	✓
Capital Intensive Industry: Contributes to a deeper understanding of the Company's operations and key performance indicators		✓		✓	✓			✓	✓	✓
Public Company Executive Compensation: Contributes to the Board's ability to attract, motivate and retain executive talent			✓	✓						✓
Government Relations/Experience: Contributes to the Board's ability to understand complex public policy issues	✓		✓							✓
Technology/Cybersecurity: Contributes to the Board's understanding of information technology and cybersecurity risks								✓		
Legal: Contributes to ensuring oversight of management's compliance with regulatory requirements	✓	✓		✓						
Sales & Marketing: Valuable in cultivating our brand equity and delivering excellent customer service							✓			
Not-For-Profit: Contributes to a deeper understanding of the Company's strengths and challenges specific to health systems	✓								✓	✓
Strategic Planning: Essential to guiding the Company's long-term business strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management: Contributes to the identification, assessment and prioritization of risks facing the Company	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Independent	✓		✓	✓	✓	✓	✓	✓	✓	✓
Ethnic Diversity	✓									

In addition, a substantial majority of the nominees serve or have served on boards and board committees (including, in many cases, as board or committee chairs) of other public companies, which we believe provides them with essential leadership experience, exposure to corporate governance best practices and substantial knowledge and skills that enhance the functioning of our Board.

Board Leadership Structure

Our Board recognizes that one of its key responsibilities under our By-Laws and Guidelines on Governance is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management and a fully engaged, high-functioning Board. The Board understands that no single approach to Board leadership is universally accepted and that the appropriate leadership structure may vary based on a company's size, industry, operations, history and culture.

Consistent with this understanding, our Board, led by our Nominating Committee, annually assesses its leadership structure in light of our operating and governance environment at the time to achieve the optimal model for us and for our stockholders. Following its most recent review, the Board has determined that our existing leadership structure—under which our CEO also serves as Chairman of the Board and a Presiding Director assumes specific responsibilities on behalf of the independent directors—is effective, provides the appropriate balance of authority between those persons charged with overseeing our company and those who manage it on a day-to-day basis and achieves the optimal governance model for us and for our stockholders.

Ms. Cafaro has served as CEO and Chairman of the Board since 2003, and our Board continues to believe that her combined role is most advantageous to us and our stockholders. Ms. Cafaro possesses extensive knowledge of the issues, opportunities and risks facing us, our business and our industry and has consistently demonstrated the vision and leadership necessary to focus the Board's time and attention on the most critical matters and to facilitate constructive dialogue among Board members on strategic issues. Moreover, the combined roles enable decisive leadership, clear accountability and consistent communication of our message and strategy to all of our stakeholders. These leadership attributes are uniquely important to our company given the value to our business of opportunistic capital markets execution, our history of rapid and significant growth and our culture of proactive engagement and risk management.

Our Guidelines on Governance require that the independent members of our Board annually select one independent director to serve as Presiding Director.



James D. Shelton

Independent Presiding Director Since 2016

PRESIDING DIRECTOR

SPECIFIC RESPONSIBILITIES:

- Presiding at all meetings of our Board at which the Chairman is not present, including executive sessions and all other meetings of the independent directors

- Serves as liaison between the Chairman and the independent directors

- Approves information sent to the Board and approves Board meeting agendas and meeting schedules to assure that there is sufficient time for discussion of all agenda items

- Authority to call meetings of the independent directors

- Ensures that he/she is available for consultation and direct communication with stockholders

- Reviews with our General Counsel potential conflicts of interest and has such other duties as may be assigned from time to time by the independent directors or the full Board

ANNUAL ELECTION

Elected annually by the independent non-employee directors

SERVICE

Generally expected to serve for more than one year

Board Meetings

Our Board held a total of seven meetings during 2019. Evidencing a strong commitment to our company, each director attended at least 75% of the total meetings of the Board and the committees on which he or she served that were held during 2019. We strongly encourage, but do not require, directors to attend our annual meetings of stockholders. All directors who were nominated for reelection at our 2019 Annual Meeting of Stockholders attended that meeting.

NAME	Audit Committee	Compensation Committee	Nominating Committee	Investment Committee	Executive Committee
Melody C. Barnes*	✓		✓		
Debra A. Cafaro				✓	✓
Jay M. Gellert*			✓	✓	✓
Richard I. Gilchrist*		CHAIR		CHAIR	
Matthew J. Lustig*				✓	✓
Roxanne M. Martino*		✓		✓	
Sean P. Nolan*	✓				
Walter C. Rakowich*	✓				
Robert D. Reed*	CHAIR				✓
James D. Shelton*‡		✓	CHAIR		CHAIR
TOTAL NUMBER OF MEETINGS	4	7	2	3	0§

* = INDEPENDENT DIRECTOR
‡ = PRESIDING DIRECTOR
§ = ONLY MEETS UNDER EXTRAORDINARY CIRCUMSTANCES

✓ = MEMBER   🧍 = CHAIR

Our independent directors meet in executive session, outside the presence of management, at each regularly scheduled quarterly Board meeting and at other times as necessary or desirable. The Presiding Director chairs all regularly scheduled executive sessions of the Board and all other meetings of the independent directors.

Board Committees

Committee Composition, Leadership Selection and Chair Rotation

The Nominating Committee annually reviews and determines the makeup of the Board's committees and committee chairs, with a view toward balancing the benefits derived from continuity against the benefits derived from diversity of experience and the viewpoints of each committee's members. Our Guidelines on Governance specify a rigorous annual evaluation process to determine whether to rotate a committee chair after a director's service as a particular committee chair approximates five years. This evaluation process is to be conducted on a holistic basis and a chair's years of service on a committee is a single factor in the analysis rather than a sole determinant as to whether a committee's leadership position should be rotated. Committee chair rotations may occur sooner or later than after a director has reached five years of service as a committee chair.

Our Board has five standing committees that perform certain delegated functions for the Board:

AUDIT AND COMPLIANCE COMMITTEE

2019 Meetings: 4

PURPOSE: Assists our Board in fulfilling its responsibilities relating to our accounting and financial reporting practices, including oversight of the quality and integrity of our financial statements; compliance with legal and regulatory requirements; ensuring the qualifications, independence and performance of our independent registered public accounting firm and supervising the performance of our internal audit function.

ALL MEMBERS INDEPENDENT

- Satisfy the independence standards of the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the NYSE listing standards, including the additional independence requirements for audit committee members

- Board has determined that each member is financially literate and Messrs. Nolan, Rakowich and Reed qualify as "audit committee financial experts" for purposes of the SEC's rules

ROBUST PROCESS AND COMMUNICATION

- Free and open communication with the Board, our independent registered public accounting firm, our internal auditor and our financial and accounting management

- Meets separately in executive session, outside the presence of management, with our independent registered public accounting firm and our internal auditor at each regularly scheduled meeting and at other times as necessary or desirable

Robert D. Reed (CHAIR) > **Melody C. Barnes** > **Sean P. Nolan** > **Walter C. Rakowich**

EXECUTIVE COMPENSATION COMMITTEE

2019 Meetings: 7

PURPOSE: Design, review, approval and administration of all aspects of our executive and director compensation programs, including performance reviews for each Named Executive Officer, final compensation decisions for all Named Executive Officers other than our CEO, making compensation recommendations to the full independent Board regarding CEO and non-employee director compensation and review of material human capital topics.

ALL MEMBERS INDEPENDENT

- Satisfy the independence standards of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and NYSE listing standards, including the additional independence requirements for compensation committee members

- Board has determined that each member meets the additional requirements for "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and "non-employee directors" set forth in Rule 16b-3 under the Exchange Act

ROBUST PROCESS AND COMMUNICATION

- Meets throughout the year to review our compensation philosophy and its continued alignment with our business strategy and to consider and approve our executive compensation program for the subsequent year

- Meets during the first quarter of each year to (i) review and certify the achievement of pre-established performance goals with respect to our annual cash and long-term equity incentive awards, (ii) determine the appropriate annual cash awards to be earned by our executive officers based on prior-year performance and (iii) determine the appropriate grants of equity awards to our executive officers, the majority of which may be earned based on future performance as measured against specified performance criteria

- Meets separately in executive session, without management present, at regularly scheduled meetings and at other times as necessary or desirable

NATIONALLY RECOGNIZED INDEPENDENT COMPENSATION COMMITTEE CONSULTANT

- The Compensation Committee Charter grants our Compensation Committee the sole authority to retain and approve the terms of engagement and fees paid to, independent compensation consultants, outside counsel and other advisors that the Compensation Committee deems appropriate to assist in discharging its duties

- The Compensation Committee retained Semler Brossy Consulting Group ("SBCG") in 2019 to provide advice regarding the overall executive and non-employee director program structures, including

(i) selecting appropriate peer companies for benchmarking purposes, (ii) setting base salaries and incentive award opportunities, (iii) establishing and evaluating achievement of applicable performance measures and related goals under our incentive plans, (iv) determining annual cash and long-term equity incentive awards for our executive officers and (v) setting cash and equity award levels for our non-employee directors

- SBCG meets regularly with the Compensation Committee without management present

- At the direction and oversight of the Compensation Committee, SBCG periodically interacts with Company employees to gather and review information related to our executive and director compensation programs

- SBCG reports to the Compensation Committee and received no fees from us that are unrelated to its role as advisor to our Board and its committees during the year ended December 31, 2019

- The Compensation Committee annually reviews the scope of work provided by its consultant, as required under the Compensation Committee Charter, and after considering the specific independence factors set forth in Rule 10C-1 under the Exchange Act and all other relevant facts and circumstances concluded in its reasonable business judgment that SBCG met the independence criteria and determined that SBCG's work for the Board and its committees during 2019 raised no conflict of interest

COMPREHENSIVE SUPPORT

- CEO attends meetings at the Compensation Committee's request and recommends compensation changes affecting our other executive officers, but plays no role in setting her own compensation

- Executive officers prepare and disseminate supplemental Company and peer financial and other comparative market data to assist benchmarking efforts and support the performance goal establishment and achievement processes

- Non-executive officers coordinate meeting logistics and attend meetings at the Compensation Committee's request to act as secretary, record the minutes of the meetings, provide updates on legal developments and make presentations regarding certain organizational matters

Richard I. Gilchrist (CHAIR) › **Roxanne M. Martino** › **James D. Shelton**

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

2019 Meetings: 2

PURPOSE: Oversees our corporate policies, Board procedures and other corporate governance matters, including identifying, selecting and recommending to the Board qualified director nominees; making recommendations to the Board regarding its committee structure and composition; overseeing an annual evaluation of the Board and its committees; and developing and recommending to the Board a set of corporate governance guidelines and code of ethics.

ALL MEMBERS INDEPENDENT

- Our Board has determined that each member of the Nominating Committee is independent and satisfies the NYSE listing standards.

James D. Shelton (CHAIR) ▶ **Melody C. Barnes** ▶ **Jay M. Gellert**

INVESTMENT COMMITTEE

2019 Meetings: 3

PURPOSE: Review and approve proposed acquisitions and dispositions of properties and other investments meeting applicable criteria, in accordance with our Amended and Restated Investment and Divestiture Approval Procedures.

Richard I. Gilchrist (CHAIR) ▶ **Debra A. Cafaro** ▶ **Jay M. Gellert** ▶ **Matthew J. Lustig** ▶ **Roxanne M. Martino**

EXECUTIVE COMMITTEE

2019 Meetings: 0

PURPOSE: Directs the management of our business and affairs in emergency situations, except for matters specifically reserved for our Board and its other committees.

ONLY MEETS UNDER EXTRAORDINARY CIRCUMSTANCES

- No meetings since 2002

James D. Shelton (CHAIR) ▶ **Debra A. Cafaro** ▶ **Jay M. Gellert** ▶ **Matthew J. Lustig** ▶ **Robert D. Reed**

Each of the Audit, Compensation and Nominating Committees operates under a written charter that is available in the Corporate Governance section of our website at *www.ventasreit.com/investor-relations/corporate-governance*. We also provide copies of these charters, without charge, upon request to our Corporate Secretary at Ventas, Inc., 353 North Clark Street, Suite 3300, Chicago, Illinois 60654. Information on our website is not a part of this Proxy Statement.

Director Biographies

Below is certain biographical and other information regarding the persons nominated for election as directors, which is based upon statements made or confirmed to us by or on behalf of these nominees, except to the extent certain information appears in our records. Ages shown for all nominees are as of the date of the 2020 Annual Meeting.

The Board of Directors recommends that stockholders vote FOR the election of each of the nominees to the Board of Directors.

Melody C. Barnes



AGE: 56

DIRECTOR SINCE: 2014

VTR COMMITTEES:

- Audit
- Nominating

SKILLS AND QUALIFICATIONS

Melody C. Barnes is an attorney with significant experience in government and leadership of not-for-profit organizations, and strong skills in public policy, strategy and leadership, and development.

BUSINESS EXPERIENCE

- Co-Director for Policy and Public Affairs, Democracy Initiative; Professor of Practice, Miller Center of Public Affairs; Distinguished Fellow, University of Virginia School of Law (2016-Present)
- Co-Founder and Principal of MB Squared Solutions, LLC, a domestic policy strategy firm (2014-Present)
- Chairman of the Board of not-for-profit organization the Marguerite Casey Foundation, a national movement that lifts the voices of poor and low-income familes (2012-Present)
- Chair, Aspen Institute Forum for Community Solutions and Opportunity Youth Incentive Fund (2012-Present)
- Trustee of the Thomas Jefferson Foundation (2017-Present)
- Serves on the Board of the Institute for Contemporary Art at Virginia Commonwealth University (2018-Present)
- Vice Provost, Global Student Leadership Initiatives and a Senior Fellow at the Robert F. Wagner School of Public Service at New York University (2012-2016)

- Served in the White House as Director of the Domestic Policy Council (2009-2012), providing policy and strategic advice to President Obama and coordinating the domestic policy-making process for his administration
- Served as the Senior Domestic Policy Advisor for then-Senator Obama's 2008 presidential campaign
- Executive Vice President for Policy at the Center for American Progress (2005-2008)
- Senior Fellow at the Center for American Progress (2003-2005)
- Former Principal in the Raben Group LLC (2003-2004)
- Chief Counsel to Senator Edward M. Kennedy on the Senate Judiciary Committee (1998-2003) and General Counsel for Senator Kennedy (1995-1998)

PRIMARY POSITION

Co-Director for Policy and Public Affairs, Democracy Initiative, University of Virginia

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *Booz Allen Hamilton Holding Corporation (NYSE: BAH)*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *None*

Debra A. Cafaro



AGE: 62

DIRECTOR SINCE: 1999

VTR COMMITTEES:
- Executive
- Investment

SKILLS AND QUALIFICATIONS

Debra A. Cafaro has substantial executive experience, leadership ability and a proven record of accomplishment, with strong skills in real estate, law, corporate finance, mergers and acquisitions, capital markets, strategic planning and other public company matters.

BUSINESS EXPERIENCE

- Ventas Chief Executive Officer and director (1999-present), Chairman of the Board (2003-present) and President (1999-2010)
- Chair of the Real Estate Roundtable public policy organization
- Chair of The Economic Club of Chicago and Chair of the Executive Committee
- Member of the boards of the University of Chicago and Chicago Symphony Orchestra
- Appointed by Mayor Rahm Emanuel to the Board of the Chicago Infrastructure Trust (2015-2019)

- Recipient of the Industry Leadership Award from the National Association of Real Estate Investment Trusts (Nareit), where she previously served as Chair
- Inducted into the ASHA (American Seniors Housing Association) Senior Living Hall of Fame
- Six-time honoree in Harvard Business Review's CEO 100 and Modern Healthcare's 100 Most Influential People in Healthcare
- Member of the Business Council
- An owner and member of the Management Committee of the Pittsburgh Penguins, a National Hockey League team

PRIMARY POSITION

Chairman and CEO of Ventas

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *PNC Financial Services Group Inc. (NYSE: PNC)*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *Weyerhaeuser Company (NYSE: WY) (2007-2016)*

Jay M. Gellert



AGE: 66

DIRECTOR SINCE: 2001

VTR COMMITTEES:
- Executive
- Investment
- Nominating

SKILLS AND QUALIFICATIONS

Jay M. Gellert has substantial healthcare executive experience, with strong skills in government relations, mergers and acquisitions, strategy, and public company executive compensation.

BUSINESS EXPERIENCE

- President and Chief Executive Officer of Health Net, Inc. (NYSE: HNT) (Health Net), an integrated managed care organization that administers the delivery of managed healthcare services (1998-2016 acquisition date)
- President and Chief Operating Officer, Health Net (1997-1998), and President, Chief Operating Officer and a director of its predecessor, Health Systems International, Inc., a health maintenance organization (1996-1997)
- Directed strategic advisory engagements for Shattuck Hammond Partners in the area of integrated delivery systems development, managed care

network formation and physician group practice integration (1991-1996)
- Served as President and Chief Executive Officer of Bay Pacific Health Corporation (1988-1991), Senior Vice President and Chief Operating Officer for California Healthcare System and as an independent consultant (1985-1988)
- Chairman of the Board of Versant Health, a leading managed vision care company (2018-Present)
- Board Member of the Maven Project, a not-for-profit organization that connects volunteer physicians to underserved clients through telehealth technology (2016-Present)

PRIMARY POSITION

Former President and CEO of Health Net, Inc.

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *None*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *Health Net, Inc. (formerly NYSE: HNT) (1998-2016)*

Richard I. Gilchrist



AGE: 74

DIRECTOR SINCE: 2011

VTR COMMITTEES:

- Compensation (Chair)
- Investment (Chair)

SKILLS AND QUALIFICATIONS

Richard I. Gilchrist has a strong background in real estate, strategy, law and executive compensation and has served as chief executive and founder of several major public and private REITs and real estate operating companies with investments throughout the United States.

BUSINESS EXPERIENCE

- President of The Irvine Company's Investment Properties Group and a member of the Office of the Chairman (2006-2011), guiding all aspects of The Irvine Company's office, retail, resort and apartment properties in Southern California and Silicon Valley, including development, marketing and management

- Senior Advisor to The Irvine Company, responsible for acquisitions and other investments; the Irvine Company is a 140-year-old privately held company known throughout the world as a best-of-class master planner and long-term owner, investor and operator of a large and diversified real estate portfolio (2011-Present)

- Served as President and Co-Chief Executive of Maguire Properties, Inc., overseeing significant growth in the company's portfolio, through acquisitions and development, and

spearheading its successful initial public offering in 2003 (2002-2006)

- Served as President and Chief Executive Officer of Commonwealth Atlantic Properties, a privately-held REIT, where he managed the planning and entitlement of an 11-million-square-foot mixed-use project (1997-2002)

- Serves on The Advisory Board of Preferred Office Growth Fund (2019-Present)

- Member of the Whittier College Board of Trustees and the UCLA School of Law Board of Advisors

- Served as a Co-Founder and Managing Partner of CommonWealth Partners, LLC, an advisor and venture partner with the California Public Employees' Retirement System, and a senior partner of Maguire Thomas Partners, a national real estate developer and operator

PRIMARY POSITION

Chairman of Spirit Realty Capital, Inc.

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *Blackstone Real Estate Income Trust, Inc. (non-traded)*

- *Chairman of Spirit Realty Capital, Inc. (NYSE: SRC)*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *BioMed Realty Trust, Inc. (NYSE: BMR) (2007-2014)*

- *TIER REIT, Inc. (NYSE: TIER) (2013-2019, Chairman 2016-2019)*

Matthew J. Lustig



AGE: 59

DIRECTOR SINCE: 2011

VTR COMMITTEES:

- Executive
- Investment

SKILLS AND QUALIFICATIONS

Matthew J. Lustig has extensive experience in investing in real estate companies and assets domestically and internationally, including seniors housing, and advising on real estate and corporate finance, capital structure, mergers and acquisitions and strategic transactions.

BUSINESS EXPERIENCE

- Managed all North American Investment Banking (2012-2019 as Head, now Chairman) and Head of Real Estate and Lodging (1989-present) at Lazard Freres & Co, LLC

- Oversaw Real Estate Investment businesses of Lazard and successor entities as CEO; Served as board member of several public and private portfolio investments of managed funds

- Oversaw creation of and investments in Atria Senior Living (2004-2011)

- Chairman of the Executive Committee, Zell/Lurie Real Estate Center at The Wharton School

- Member of the MBA Real Estate Program Advisory Board at Columbia Business School Paul Milstein Center for Real Estate

- Member of various industry organizations and served on the Board of Pension Real Estate Association

- Member of the Council on Foreign Relations and the Board of Advisors of the School of Foreign Service at Georgetown University.

PRIMARY POSITION

Chairman of Investment Banking, North America and Head of Real Estate and Lodging at Lazard Frères & Co. LLC

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *Boston Properties, Inc. (NYSE: BXP)*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *None*

Roxanne M. Martino



AGE: 63

DIRECTOR SINCE: 2016

VTR COMMITTEES:

- Compensation
- Investment

SKILLS AND QUALIFICATIONS

Roxanne M. Martino is a trailblazer in the fund-of-funds industry with extensive executive experience and strong skills in strategy, accounting and corporate finance.

BUSINESS EXPERIENCE

- Managing Partner of OceanM19 (2016-present)
- Led Aurora Management L.L.C. and its predecessor companies, including acting as Chief Executive Officer, Partner and Chair of the Investment Committee, building the firm into one of the largest managers in the fund-of-funds industry (1990-2016)
- Co-Chair of the Business Council at the University of Chicago's Booth School of Business (2015-present)
- Chairperson (2018-present, following her election as Vice-Chair in 2017) and member of the Executive Committee of the Ann and Robert H. Lurie Children's Hospital and its Medical Center (2015-present). Serves on the Board of the Ann and Robert H. Lurie Children's Hospital of Chicago Foundation and Foundation Board Executive Committee (2018-present)

- Serves on the Executive Committee of the Chicago Network (2019-present) and is on the Board and Executive Committee of The Economic Club of Chicago (2017-present)
- Director of Thresholds, a Chicago based not-for-profit psychiatric rehabilitation organization (1991-present)
- Serves on the Board of Bottom Line Chicago, is a Life Trustee of Fenwick High School, and is a member and past Chairperson of the University of Notre Dame Business Council
- An inaugural inductee into the InvestHedge Hall of Fame in 2015
- Recognized as one of "50 Leading Women in Hedge Funds" by the Hedge Fund Journal
- Honored by DePaul University as the "DePaul University Financial Executive of the Year" based on her lifetime of professional achievement

PRIMARY POSITION

Managing Partner of OceanM19

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *None*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *None*

Sean P. Nolan



AGE: 52

DIRECTOR SINCE: 2019

VTR COMMITTEES:

- Audit

SKILLS AND QUALIFICATIONS

Sean P. Nolan is an accomplished senior executive with more than 28 years of biopharmaceutical experience.

BUSINESS EXPERIENCE

- Former Chief Executive Officer and President of AveXis, Inc. (formerly NASDAQ: AVXS), a gene therapy company for the development of novel treatments for rare and life-threatening neurological diseases; taking the company though an IPO and building it into a fully integrated global organization with research, clinical, regulatory, manufacturing and commercial capabilities until its acquisition by Novartis for $8.7 billion in 2018 (2015-2018)
- Chairman of Encoded Therapeutics, Inc., a gene therapy company (2018-present), and Executive Chairman of Istari Oncology, Inc., a clinical biotechnology company focused on novel immuno-oncology and immunotherapy platforms for the treatment of glioblastoma

and a wide variety of tumors (2018-present)
- Serves on the board of TouchDown Therapeutics (2019-Present)
- Former Chief Business Officer for InterMune, Inc., a company focused on the development of therapies for fibrotic disease (acquired by Roche, Inc. in 2015) (2013-2015)
- Held senior leadership positions including Chief Commercial Officer of Reata (2011-2012) and multiple executive postions at Ovation Pharmaceuticals, Inc., as well as president of Lundbeck, Inc.'s U.S. affiliate after acquiring Ovation in 2009 (2004-2009)

PRIMARY POSITION

Former CEO and President of AveXis, Inc.

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *Neoleukin Therapeutics Inc. (Nasdaq NLTX)*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *Aquinox Pharmaceuticals Inc. (Nasdaq: AQXP)*

Walter C. Rakowich



AGE: 62

DIRECTOR SINCE: 2016

VTR COMMITTEES:
- Audit

SKILLS AND QUALIFICATIONS

Walter C. Rakowich is a recognized leader in the real estate industry with extensive executive experience and strong skills in strategy, accounting and financial reporting, international operations, mergers and acquisitions, capital markets and corporate finance.

BUSINESS EXPERIENCE

- Former Chief Executive Officer of Prologis, Inc. (NYSE: PLD) (2008-2011) and Co-Chief Executive Officer following its merger with AMB Property Corporation (2011-2012)
- Held a number of senior management positions at Prologis, including Managing Director, Chief Financial Officer, President and Chief Operating Officer (1994-2008)
- Member of the Prologis Board (2005-2012)
- Served as a partner and principal with real estate provider Trammell Crow Company (1985-1993)
- Serves on the Board of Trustees at Pennsylvania State University and serves as Chairman of its Audit and Risk Committee (2013-Present)
- Chairman of the Board of Colorado UpLift and a Board member of the Alliance for School Choice in Education (ACE), two not-for-profits focused on educating at-risk children in the inner city (2003-Present)
- Served on the Board of the CEO Forum (2003-2017) and Global Food Exchange (2013-2018)

PRIMARY POSITION

Former CEO of Prologis, Inc.

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *Lead Director of Host Hotels & Resorts, Inc. (NYSE: HST)*
- *Iron Mountain Incorporated (NYSE: IRM)*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *None*

Robert D. Reed



AGE: 67

DIRECTOR SINCE: 2008

VTR COMMITTEES:
- Audit (Chair)
- Executive

SKILLS AND QUALIFICATIONS

Robert D. Reed has a strong background in healthcare finance and operations, accounting and financial reporting, managing capital intensive operations and strategic planning, as well as leading not-for-profit organizations.

BUSINESS EXPERIENCE

- Senior Vice President and Chief Financial Officer of Sutter Health, a family of not-for-profit hospitals and physicians organizations in northern California, until his retirement on January 1, 2015 (1997-2015)
- Held various finance positions within Sutter Health and its affiliates (1996-1997)
- Served as Chief Financial Officer, Alta Bates Health System (1990-1995) and VHA Enterprises (1986-1988)
- Served as an investment banker specializing in healthcare finance for hospital systems at various national financial firms, including Eastdil, (1976-1980) Paine Webber, (1980-1982) and American Health Capital (1982-1986)
- Mr. Reed currently serves as an advisor to Halo Diagnostics, a privately-held healthcare technology company (2020-present) and serves on the Board of U.C. Davis Health National Advisory Board (2019-Present)
- Previously served on the Board of The Metta Fund, a not-for-profit organization dedicated to advancing the health and wellness of San Francisco's aging population.

PRIMARY POSITION

Former Senior Vice President and Chief Financial Officer of Sutter Health

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *None*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *None*

James D. Shelton



AGE: 66

DIRECTOR SINCE: 2008

PRESIDING DIRECTOR SINCE: 2016

VTR COMMITTEES:
- Compensation
- Executive (Chair)
- Nominating (Chair)

SKILLS AND QUALIFICATIONS

James D. Shelton has more than 30 years of extensive executive experience in the healthcare industry, with strong skills in hospital administration and finance, managing capital-intensive operations, mergers and acquisitions, strategy, executive compensation, government relations and corporate governance on real estate and corporate finance, capital structure, mergers and acquisitions and strategic transactions.

BUSINESS EXPERIENCE

- Non-executive Chairman of the Board of Omnicare, Inc. (formerly NYSE: OCR) (Omnicare), a pharmaceutical care provider, until it was acquired in 2015 (2010-2015)
- Interim Chief Executive Officer of Omnicare (2010 to 2011)
- Served as Chief Executive Officer and Chairman of the Board of Triad Hospitals, Inc. (formerly NYSE: TRI) (Triad), an owner and manager of hospitals and ambulatory surgery centers (1999-2007)
- Before leading the formation and spin-off of Triad from Columbia/HCA Healthcare Corporation (now known as HCA Inc.) (HCA), he was President of the Pacific Group of HCA (1998-1999) and President of the Central Group of HCA (1994-1998)
- Previously served as an Executive Vice President of National Medical Enterprises (now known as Tenet Healthcare Corporation) (1991-1994)
- Previously served on the Boards of Optimal IMX, Inc., the Federation of American Hospitals and the American Hospital Association

PRIMARY POSITION

Former Chairman of Omnicare, Inc.; former CEO and Chairman of Triad Hospitals, Inc.

CURRENT PUBLIC COMPANY DIRECTORSHIPS

- *None*

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING PAST FIVE YEARS

- *Lead Director of Envision Healthcare Holdings, Inc. (NYSE: EVHC) (2015-2018)*
- *Omnicare, Inc. (formerly NYSE: OCR) (2008-2015)*

CORPORATE GOVERNANCE

Governance Policies

Our Guidelines on Governance reflect the fundamental corporate governance principles by which our Board and its committees operate. These guidelines set forth general practices the Board and its committees follow with respect to structure, function, organization, composition and conduct. These guidelines are reviewed at least annually by the Nominating Committee and are updated periodically in response to changing regulatory requirements, evolving corporate governance practices, input from our stockholders and otherwise as circumstances warrant.

Our Global Code of Ethics and Business Conduct sets forth the legal and ethical standards for conducting our business to which our directors, officers and employees, including our CEO, our Chief Financial Officer, and the directors, officers and employees of our subsidiaries must adhere. Our Global Code of Ethics and Business Conduct covers all significant areas of professional conduct, including employment practices, conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information and other company assets, compliance with applicable laws and regulations, political activities and other public policy matters, and proper and timely reporting of financial results. See also "Public Policy Matters."

Our Human Rights Policy reflects our commitment to upholding human dignity and equal opportunity in all of our business functions under principles outlined in the United Nation's Universal Declaration of Human Rights. Our Vendor Code of Conduct is designed to educate our suppliers about our expectations for ethical and responsible business dealings, including upholding human rights, protecting health and safety and pursuing environmental sustainability. Our expectation is that our vendors will treat people with respect and dignity, encourage diversity, promote equal opportunity for all and create an ethical and inclusive culture.

Our Guidelines on Governance, Global Code of Ethics and Business Conduct, Human Rights Policy and Vendor Code of Conduct are available in the Corporate Governance section of our website at *www.ventasreit.com/investor-relations/corporate-governance*. We also provide copies of our Guidelines on Governance, Global Code of Ethics and Business Conduct, Human Rights Policy and Vendor Code of Conduct, without charge, upon request to our Corporate Secretary at Ventas, Inc., 353 North Clark Street, Suite 3300, Chicago, Illinois 60654. Waivers from, and amendments to, our Global Code of Ethics and Business Conduct that apply to our CEO, Chief Financial Officer or persons performing similar functions will be timely posted on our website at *www.ventasreit.com*. The information on our website is not a part of this Proxy Statement.

Voluntary Adoption of Proxy Access

In 2017, our Board voluntarily amended and restated our By-Laws to add proxy access rights. Subject to certain requirements, a stockholder, or group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years, may nominate and require us to include in our proxy materials for an annual meeting of stockholders director candidates constituting up to 20% of the Board, rounding down to the nearest whole number, but not less than two directors.

Transactions with Related Persons

We did not have any related party transactions during 2019.

Our written Policy on Transactions with Related Persons requires that any transaction involving us in which any of our directors, officers or employees (or their immediate family members) has a direct or indirect material interest be approved or ratified by the Audit Committee or the disinterested members of our Board. Our Global Code of Ethics and Business Conduct requires our directors, officers and employees to disclose in writing to our General Counsel any existing or proposed transaction in which he or she has a personal interest, or in which there is or might appear to be a conflict of interest by reason of his or her connection to another business organization. Our General Counsel reviews these matters with the Presiding Director to determine whether the transaction raises a conflict of interest that warrants review and approval by the Audit Committee or the disinterested members of the Board. In determining whether to approve or ratify a transaction, the Audit Committee or disinterested members of the Board consider all relevant facts and circumstances available to them and other factors they deem appropriate.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2019, Ms. Martino and Messrs. Gilchrist and Shelton served on our Compensation Committee. No member of the Compensation Committee is, or has been, employed by us or our subsidiaries or is an employee of any entity for which any of our executive officers serves on the board of directors.

Risk Management

Management has primary responsibility for identifying and managing our exposure to risk, subject to active oversight by our Board of the processes we establish to assess, monitor and mitigate that exposure. The Board, directly and through its committees, routinely discusses with management our significant enterprise risks and reviews the guidelines, policies and procedures we have in place to address those risks, such as our approval process for acquisitions, dispositions and other investments. At Board and committee meetings, directors engage in comprehensive analyses and dialogue regarding specific areas of risk following receipt of written materials and in-depth presentations from management and third-party experts, including an enhanced annual enterprise risk management process and presentation to the Board to better identify risks, owners and mitigants. This process enables our Board to focus on the strategic, financial, operational, legal, regulatory and other risks that are most significant to us and our business in terms of likelihood and potential impact and ensures that our enterprise risks are well understood, mitigated to the extent reasonable and consistent with the Board's view of our risk profile and risk tolerance.

In addition to the overall risk oversight function administered directly by our Board, each of our Audit, Compensation, Nominating and Investment Committees exercises its own oversight related to the risks associated with the particular responsibilities of that committee:

// Our Audit Committee reviews financial, accounting and internal control risks and the mechanisms through which we assess and manage risk, in accordance with NYSE requirements, and has certain responsibilities with respect to our compliance programs, such as our Global Code of Ethics and Business Conduct, our Global Anti-Corruption Policy, our Political Contributions, Expenditure and Activity Policy and our Amended and Restated Securities Trading Policy ("Securities Trading Policy").

// Our Compensation Committee, as discussed in greater detail below, evaluates whether our compensation policies and practices, as they relate to both executive officers and employees generally, encourage excessive risk-taking.

// Our Nominating Committee focuses on risks related to corporate governance, board effectiveness and succession planning. Our Board has adopted an emergency succession plan to facilitate the transition to both interim and long-term leadership in the unlikely event of an untimely vacancy in the position of CEO.

// Our Investment Committee is responsible for overseeing certain transaction-related risks, including the review of transactions in excess of certain thresholds, with existing tenants, operators, borrowers or managers, or that involve investments in non-core assets.

The chairs of these committees report on such matters to the full Board at each regularly scheduled Board meeting and other times as appropriate. Our Board believes that this division of responsibilities is the most effective approach for identifying and addressing risk, and through Ms. Cafaro's combined role as CEO and Chairman, our Board leadership structure appropriately supports the Board's role in risk oversight by facilitating prompt attention by the Board and its committees to the significant enterprise risks identified by management in our day-to-day operations.

Management Succession Planning

Our Board regularly reviews short- and long-term succession plans for the CEO and other senior management positions. In assessing possible CEO candidates, our independent directors identify the skills, experience and attributes they believe are required to be an effective leader in light of the Company's strategic plan, business opportunities and challenges. The Board employs a similar approach with respect to evaluating possible candidates for other senior management positions. In general, the Board's management succession planning is designed to anticipate both "planned" successions, such as those arising from anticipated retirements, as well as unexpected successions, such as those occurring when an executive leaves suddenly to take a new position, or due to death, disability or other unforeseen events.

Compensation Risk Assessment

As part of its risk oversight role, our Compensation Committee annually considers whether our compensation policies and practices for all employees, including our executive officers, create risks that are reasonably likely to have a material adverse effect on our company. In conducting its risk assessment in 2019, the Compensation Committee reviewed a report prepared by management regarding our existing compensation plans and programs, including our severance and change-in-control arrangements, in the context of our business risk environment. In its review, the Compensation Committee noted several design features of our compensation programs that reduce the likelihood of excessive risk-taking, including, but not limited to, the following:

// a balanced mix of cash and equity compensation with a strong emphasis on performance-based incentive awards;

// multiple performance goals selected in the context of our business strategy and often in tension with each other, for example, goals which promote FFO growth and maintaining a strong balance sheet;

- // regular review of comparative compensation data to maintain competitive compensation levels in light of our industry, size and performance;

- // incentive award opportunities that (i) do not provide minimum guaranteed payouts, (ii) have capped payouts, (iii) are based on a range of performance outcomes and calculated using linear interpolation and (iv) are subject in all cases to the Compensation Board Members' overall assessment of performance;

- // equity compensation consisting entirely of full-value awards—pRSUs and time-based RSUs—to provide greater incentive to create and preserve long-term stockholder value;

- // equity incentive awards granted for future performance with multi-year vesting schedules/performance periods to enhance retention;

- // minimum stock ownership guidelines that align the interests of our executive officers with long-term stockholder interests;

- // our recoupment policy enables our Board to "claw back" incentive compensation in the event of a financial restatement; and

- // prohibitions on engaging in derivative and other hedging transactions in our securities and restrictions on holding our securities in margin accounts or otherwise pledging our securities to secure loans.

Based on its evaluation, the Compensation Committee has determined, in its reasonable business judgment, that our compensation practices and policies for all employees do not create risks that are reasonably likely to have a material adverse effect on our company and instead promote behaviors that support long-term sustainability and creation of stockholder value.

Public Policy Matters

We are committed to ethical business conduct and expect our directors, officers and employees to act with integrity and to conduct themselves and our business in a way that protects our reputation for fairness and honesty. Consistent with these principles, in our Global Code of Ethics and Business Conduct, our Global Anti-Corruption Policy and our Political Contribution, Expenditure and Activity Policy, we have established the policies and practices described below with respect to political contributions and other public policy matters.

Political Contributions and Expenditures

We do not use corporate funds or resources for direct contributions to federal political candidates, parties or campaigns, other than occasional de minimis use of our property, such as using a conference room. Corporate resources include non-financial donations, such as the use of our property in a political campaign or our employees' use of work time and telephones to solicit for a political cause or candidate.

Promotion of Company Interests

We do not have a political action committee. However, we may advocate a position, express a view or take other appropriate action with respect to legislative or political matters affecting our company or our interests. We may also ask our employees to make personal contact with governmental officials or to write letters to present our position on specific issues. Any such advocacy is done in compliance with applicable laws and regulations.

Political Activities by Company Personnel

We believe that our directors, officers and employees have rights and responsibilities to participate in political activities as citizens, including voting in elections, keeping informed on political matters, serving on civic bodies and contributing financially to, and participating in the campaigns of, the political candidates of their choice. Accordingly, our directors, officers and employees are not constrained from engaging in political activities, making political contributions, expressing political views or taking action on any political or legislative matter, so long as they are acting in their individual capacity, on their own time and at their own expense. Directors, officers and employees acting in their individual capacity must not give the impression that they are speaking on our behalf or representing our company in such activities.

Relationships with Government Officials

Our directors, officers and employees may not maintain any relationship or take any action with respect to public officials that could impugn our integrity or reputation. In particular, our directors, officers and employees may not offer, promise or give anything of value, including payments, entertainment and gifts, to any government official, employee, agent or other intermediary of the United States government or any domestic or foreign government.

Contacting the Board of Directors

Stockholders and other parties interested in communicating directly with our Board or any director on Board-related issues may do so:

Communication	Letter	Email
Communicate directly with the Board on Board-related issues	Board of Directors c/o Corporate Secretary Ventas, Inc. 353 North Clark Street, Suite 3300 Chicago, Illinois 60654	bod@ventasreit.com
Communicate with the Presiding Director or the independent directors as a group	Presiding Director Ventas, Inc. 353 North Clark Street, Suite 3300 Chicago, Illinois 60654	independentbod@ventasreit.com

Communications addressed to our Board or individual members of the Board are screened by our Corporate Secretary for appropriateness before distributing to the Board, or to any individual director or directors, as applicable.

NON-EMPLOYEE DIRECTOR COMPENSATION

Our Board believes that the compensation paid to our non-employee directors should (i) be competitive with the S&P 500 and our peer group of companies, consisting of publicly traded REITs with similar enterprise values and total assets, as further described in the "Benchmarking and Comparable Companies" section of the Compensation Discussion & Analysis and (ii) enable us to attract and retain individuals of the highest quality to serve as our directors. In addition, the Board believes that a significant portion of non-employee director compensation should align director interests with the long-term interests of our stockholders. Accordingly, non-employee directors receive a combination of cash and equity-based compensation for their services. Each of these components is described below. We also reimburse each non-employee director for travel and other expenses associated with attending Board and committee meetings, director education programs and other Board-related activities. Ms. Cafaro, the only member of the Board employed by us, does not receive compensation for her service as a director.

Cash Compensation

The cash compensation paid to, or earned by, our non-employee directors in 2019 was comprised of the following three components:

// **Board retainer**: Each non-employee director received an annual retainer of $110,000 (increased from $105,000 as of April 1, 2019) for his or her service as a director. The Presiding Director received an additional retainer of $25,000.

// **Committee retainers**: Each member (other than the chair) of the Audit, Compensation and Nominating Committees received additional annual retainers of $20,000, $20,000 and $15,000, respectively, for service as a member of such committee. The chair of the Audit, Compensation and Nominating Committees received additional annual retainers of $25,000, $25,000 and $20,000, respectively, for service as the chair of that committee.

// **Board and committee meeting fees**: Each non-employee director received $1,500 for each Board meeting he or she attended in excess of the eighth Board meeting held during the year, $1,500 for each Audit, Compensation or Nominating Committee meeting he or she attended in excess of the sixth such committee meeting held during the year and $1,500 for each Investment or Executive Committee meeting he or she attended during the year (in each case, including telephonic meetings, unless the meeting was 30 minutes or less).

Pursuant to our Nonemployee Directors' Deferred Stock Compensation Plan (the "Director Deferred Compensation Plan"), non-employee directors may elect to defer receipt of all or a portion of their cash retainer and meeting fees. Deferred fees are credited to each participating director in the form of stock units, based on the fair market value of our common stock on the deferral date. At the prior election of the participating director, dividend equivalents on the stock units are either paid in cash or credited as additional units. Upon termination of a participating director's service on the Board, or at such later time as he or she has previously designated, the director's stock unit account is settled in whole shares of our common stock on a one-for-one basis and distributed either in one lump sum or in installments over a period of not more than ten years, at the director's prior election. Fractional stock units are paid out in cash.

Equity-Based Compensation

The equity-based compensation paid to our non-employee directors in 2019 consisted of shares of restricted stock or restricted stock units, at the director's prior election, granted pursuant to our 2012 Incentive Plan as follows:

// Each year, our non-employee directors receive shares of restricted stock or restricted stock units, at his or her prior election, having an aggregate value equal to $175,000 (increased from $165,000 in 2019).

// Upon initial election or appointment to the Board, a newly elected or appointed non-employee director would have received a number of shares of restricted stock having an aggregate value equal to a pro rata portion of $175,000 (determined by reference to the number of days remaining in the annual grant cycle).

// Shares of restricted stock and restricted stock units are granted to our non-employee directors on our annual meeting date and vest 50% on the subsequent annual meeting date and 50% on the next succeeding annual meeting date.

Review of Non-Employee Director Compensation

As of May 14, 2019, our Compensation Committee is responsible for annually reviewing the amount and types of compensation to be paid to our non-employee directors and recommending any changes to our non-employee director compensation program for approval by our Board. Our Nominating Committee had responsibility for this function prior to May 14, 2019. As part of its annual review, the responsible committee may consider (i) the director compensation levels of the Company's peer group of companies and (ii) director compensation levels at competing S&P 500 companies and other relevant compensation and benchmarking information contained in surveys compiled by Nareit, Spencer Stuart or the National Association of Corporate Directors. The responsible committee may also retain an independent compensation consultant to advise it on appropriate director compensation levels.

Following review of market data in March 2019, the Nominating Committee recommended and the Board approved two changes to non-employee director compensation for 2019: (i) beginning April 1, 2019, the annual cash retainer was increased from $105,000 to $110,000 and (ii) beginning with the equity grant awarded at the 2019 Annual Meeting, the annual equity retainer was increased from $165,000 to $175,000.

In December 2019, the Compensation Committee reviewed market data and received advice from SBCG, the Compensation Committee's independent compensation consultant, regarding appropriate levels of director compensation for 2020. The Compensation Committee concluded that the 2019 compensation levels were competitive and positioned appropriately and therefore recommended making no changes to the director compensation program for 2020, which the Board approved in early 2020.

Minimum Share Ownership Guidelines for Non-Employee Directors

Our minimum share ownership guidelines require each non-employee director to maintain a minimum number of shares of our common stock with a value not less than five times the current annual cash retainer (currently $110,000) paid to such director for service on our Board (excluding, among other things, any additional retainer paid for service as a committee member or committee chair or the Presiding Director). Each non-employee director must satisfy the minimum share ownership levels within five years from the date that he or she first becomes subject to the guidelines (or, upon any increase in the annual cash retainer, within five years from the date of such increase to satisfy the guidelines with respect to such incremental amount) and, until such time, must retain 100% of the shares of our common stock or stock units granted to him or her as compensation minus any shares withheld by the director under our share withholding program to pay taxes on the vesting of shares. Compliance with the guidelines is reviewed on July 1 of each year. All of our non-employee directors are currently in compliance with these guidelines, after taking into consideration the transition period for new directors.

2019 Non-Employee Director Compensation Table

The following table sets forth the compensation awarded or paid to, or earned by, our non-employee directors during 2019:

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Melody C. Barnes	$ 143,750	$ 174,978	$ 318,728
Jay M. Gellert	126,750	174,978	301,728
Richard I. Gilchrist	139,750	174,978	314,728
Matthew J. Lustig	113,250	174,978	288,228
Roxanne M. Martino	134,750	174,978	309,728
Sean P. Nolan (3)	56,168	142,841	199,009
Walter C. Rakowich	128,750	174,978	303,728
Robert D. Reed	133,750	174,978	308,728
James D. Shelton	173,750	174,978	348,728

(1) The amounts shown in the **Fees Earned or Paid in Cash** column reflect quarterly retainer and meeting fees described above under "—Cash Compensation." Of the amounts shown in this column, the following directors elected to defer all or a portion of their retainer and meeting fees pursuant to the Director Deferred Compensation Plan described above and were credited with the following stock units: Mr. Gellert, $126,750 or 1,947 units; Mr. Lustig, $113,250 or 1,737 units; Ms. Martino, $134,750 or 2,070 units; and Mr. Shelton, $86,875 or 1,332 units.

(2) The amounts shown in the **Stock Awards** column represent the full grant date fair value of shares of restricted stock or restricted stock units (excluding stock units credited in lieu of retainer and meeting fees) granted to each non-employee director in 2019, calculated pursuant to FASB guidance regarding fair value provisions for share-based awards. See Note 12 of the Notes to Consolidated Financial Statements included in our 2019 Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value. Directors are generally entitled to dividends paid on unvested shares of restricted stock and dividend equivalents on vested and unvested restricted stock units.

As of December 31, 2019, the aggregate number of unvested shares of restricted stock and restricted stock units and the aggregate number of shares underlying unexercised stock options (all of which are vested) held by each non-employee director were as follows (shown on a post-Spin-off basis):

Name	Unvested Shares of Restricted Stock and Restricted Stock Units	Shares Underlying Unexercised Vested Stock Options
Melody C. Barnes	4,334 shares	0 shares
Jay M. Gellert	4,334 shares	11,880 shares
Richard I. Gilchrist	4,334 shares	8,934 shares
Matthew J. Lustig	4,334 shares	9,731 shares
Roxanne M. Martino	4,334 shares	0 shares
Sean P. Nolan	2,131 shares	0 shares
Walter C. Rakowich	4,334 shares	0 shares
Robert D. Reed	4,334 shares	11,880 shares
James D. Shelton	4,334 shares	11,880 shares

(3) Mr. Nolan was appointed to the Board on July 26, 2019.

RATIFICATION OF FISCAL 2020 AUDITOR SELECTION

Our Board has approved our Audit Committee's selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2020. KPMG has been our independent registered public accounting firm since July 2014. Although not required by our By-Laws or otherwise, we are submitting the selection of KPMG to our stockholders for ratification because the Board values our stockholders' views and believes such submission is appropriate as a matter of good corporate practice. The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting is required to ratify the selection of KPMG as our independent registered public accounting firm for 2020. Abstentions will have the same effect as votes against such proposal, and broker non-votes will have no effect.

If our stockholders fail to ratify this selection, it will be considered a recommendation to the Audit Committee and Board to consider the selection of a different firm, and the Audit Committee and Board may select another independent registered public accounting firm without resubmitting the matter to the stockholders. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders. We expect that representatives of KPMG will be present at the Annual Meeting to respond to appropriate questions and have the opportunity to make a statement if they so desire.

> **Our Board recommends that you vote FOR ratification of the selection of KPMG as our independent registered public accounting firm for fiscal year 2020.**

Audit Committee Report

Management has primary responsibility for our financial statements and the reporting process, including our system of internal controls, subject to oversight by our Audit Committee on behalf of our Board. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management our audited financial statements for the year ended December 31, 2019, including the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

Our Audit Committee has reviewed and discussed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, its judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 16, *Communications with Audit Committees*, which superseded Statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable PCAOB rules regarding the independent registered public accounting firm's communications with the Audit Committee regarding independence. In addition, our Audit Committee has discussed with the independent registered public accounting firm that firm's independence from our company and its management, and the Audit Committee has considered the compatibility of non-audit services with the firm's independence.

Our Audit Committee has discussed with the independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets regularly with the independent registered public accounting firm, with and without management present, to discuss the results of its examination of our financial statements, its evaluations of our internal controls, and the overall quality of our financial reporting.

Our Audit Committee oversees the process for, and ultimately approves, the selection of the independent auditor's lead engagement partner at the five-year mandatory rotation period. At the Audit Committee's instruction, KPMG selects candidates to be considered for the lead engagement partner role, who are then interviewed by the Audit Committee Chair and members of our senior management team. After discussing the results of the Audit Committee Chair's and senior management's interviews, the remaining members of the Audit Committee interview the candidates. The Audit Committee then considers the appointment and votes on the selection.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC. The Audit Committee also recommended, and the Board approved, the selection of our independent registered public accounting firm for fiscal year 2020.

AUDIT COMMITTEE
Robert D. Reed, Chair

Melody C. Barnes	Sean P. Nolan	Walter C. Rakowich

Audit and Non-Audit Fees

KPMG audited our financial statements for the year ended December 31, 2019 and has been our independent registered public accounting firm since July 2014. Fees billed for professional services rendered by KPMG for the years ended December 31, 2019 and 2018 were as follows:

Fees	2019	2018
Audit Fees (1)	$ 4,649,000	$ 3,990,000
Audit-Related Fees (2)	63,000	—
Tax Fees	—	—
All Other Fees (3)	62,471	3,000
Total	$ 4,774,471	$ 3,993,000

(1) Audit Fees include the aggregate fees billed for professional services rendered by KPMG for the audit of our annual consolidated and entity level financial statements (including debt covenant compliance letters), audit of internal control over financial reporting, review of interim financial statements included in our Quarterly Reports on Form 10-Q, advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, and work on securities offerings and other filings with the SEC, including comfort letters, consents and comment letters.

(2) Audit-Related Fees in 2019 relate primarily to consultations on accounting matters.

(3) All Other Fees in 2019 relate to tax consulting fees. All Other Fees in 2018 relate to annual subscription fees for KPMG's online technical research site.

All audit-related services, tax services and other services provided by KPMG since the date of its engagement have been pre-approved by the Audit Committee in accordance with the Audit Committee's pre-approval policies described below. The Audit Committee determined that the provision of these services by KPMG did not compromise KPMG's independence and was consistent with its role as our independent registered public accounting firm.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

Consistent with the requirements of the SEC and the PCAOB, our Audit Committee has responsibility for retaining, compensating and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has implemented procedures relating to the pre-approval of all audit and permissible non-audit services performed by the independent registered public accounting firm to ensure that the provision of such services and related fees does not impair the firm's independence.

In accordance with these procedures, the annual audit services and related fees of the independent registered public accounting firm are subject to specific approval by our Audit Committee. Prior to its engagement, which typically occurs during the first quarter of each fiscal year, the independent registered public accounting firm must provide the Audit Committee with an engagement letter outlining the scope of proposed audit services for that year and the related fees. If agreed to by the Audit Committee, the engagement letter will be formally accepted as evidenced by its execution by the Audit Committee chair. The Audit Committee will then review and approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, company structure or other matters.

In addition, our Audit Committee may grant pre-approval for those permissible non-audit services that it believes would not impair the independence of the independent registered public accounting firm. However, the Audit Committee may not grant approval for any services categorized by the SEC as "Prohibited Non-Audit Services." Generally prior to the beginning of each fiscal year, management submits to the Audit Committee a list of certain non-audit services and related fees expected to be rendered by the independent registered public accounting firm during that year. Following review, the Audit Committee pre-approves the non-audit services within each category, and the fees for each category are budgeted. The term of any pre-approved non-audit service is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. Fee levels for all non-audit services to be provided by the independent registered public accounting firm are established periodically by the Audit Committee, and any proposed services exceeding those levels require separate pre-approval by the Audit Committee. Upon request, the independent registered public accounting firm must provide detailed supporting documentation to the Audit Committee regarding the particular services to be provided. To obtain approval of other permissible non-audit services, management must submit to the Audit Committee those non-audit services for which it recommends the Audit Committee engage the independent registered public accounting firm, and both management and the independent registered public accounting firm must confirm to the Audit Committee that each non-audit service for which approval is requested is not a Prohibited Non-Audit Service.

Our Chief Accounting Officer is responsible for tracking all fees for pre-approved non-audit services provided by the independent registered public accounting firm, and at each regularly scheduled Audit Committee meeting, management reports on the pre-approved non-audit services provided during the quarter and year-to-date and the fees incurred for such services during such periods.

OUR EXECUTIVE OFFICERS

Set forth below is certain biographical information about our executive officers. Ages shown for all executive officers are as of the date of the 2020 Annual Meeting.



Debra A. Cafaro

Age: 62

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Ms. Cafaro has been our Chief Executive Officer and a director since 1999 and Chairman of the Board since 2003. She also served as our President from 1999 to November 2010. In addition to her work at Ventas, Ms. Cafaro is broadly engaged across business, public policy, academic, sports and non-profit sectors. She is the Chair of the Real Estate Roundtable, a public policy organization that brings together leaders of the nation's top real estate firms to address key national policy issues relating to real estate. She is also the Chair of The Economic Club of Chicago, whose mission is to foster meaningful connections among the city's leaders on important economic and social issues. She is a member of the Business Council, and serves on the Boards of The PNC Financial Services Group, Inc. (NYSE: PNC), the University of Chicago, the Chicago Symphony Orchestra, and was appointed by Mayor Rahm Emanuel to the Board of the Chicago Infrastructure Trust (2015-2019). Widely acclaimed for her strategic vision and enduring business success, Ms. Cafaro has received multiple professional recognitions including being named in Harvard Business Review's CEO 100 for six consecutive years—one of only 14 global CEOs to have attained this honor—and as one of Modern Healthcare's 100 Most Influential People in Healthcare for the sixth time. To honor her contributions to her industries, Ms. Cafaro received the Industry Leadership Award from the National Association of Real Estate Investment Trusts (Nareit)—where she previously served as Chair—and was inducted into the ASHA (American Seniors Housing Association) Senior Living Hall of Fame. Ms. Cafaro is also an owner and member of the Management Committee of the NHL Pittsburgh Penguins, 2016 and 2017 Stanley Cup Champions.



Peter J. Bulgarelli

Age: 60

EXECUTIVE VICE PRESIDENT, OFFICE; PRESIDENT AND CHIEF EXECUTIVE OFFICER, LILLIBRIDGE HEALTHCARE SERVICES, INC.

Mr. Bulgarelli is our Executive Vice President, Office and serves as President and Chief Executive Officer of our subsidiary, Lillibridge Healthcare Services, Inc. He is responsible for the Company's growing integrated Office platform which combines the Medical Office Building and the university-based Research & Innovation portfolios. Mr. Bulgarelli joined Ventas in 2018 following a successful 28-year career at Jones Lang LaSalle, Inc., a global professional services firm specializing in real estate, most recently leading their industry-focused businesses including life sciences, higher education, healthcare and public institutions. Mr. Bulgarelli serves on the boards of PMB Real Estate Services and Ardent Health Services. He is a member of the Urban Land Institute Healthcare and Life Sciences Council, and recently served as Chair of the Chicago Board of the American Diabetes Association.



John D. Cobb

Age: 48

EXECUTIVE VICE PRESIDENT AND CHIEF INVESTMENT OFFICER

Mr. Cobb has been our Executive Vice President and Chief Investment Officer since March 2013, after serving as our Senior Vice President, Chief Investment Officer from 2010 to March 2013. Prior to that, Mr. Cobb was President and Chief Executive Officer of Senior Lifestyle Corporation, where he led the strategic direction of a 9,000+ unit retirement company with over 3,400 employees. Prior to that, he held various positions with GE Healthcare Financial Services, a division of General Electric Capital Corporation, which is a subsidiary of General Electric Corporation, with the last being Senior Managing Director, where he led a team focused on debt and equity investments in healthcare real estate totaling over $9 billion. Mr. Cobb has served as a member of the Board of Directors of the National Investment Center for the Seniors Housing & Care Industry and currently serves as a Board member for Atria Senior Living and is a member of the Executive Board of the American Seniors Housing Association. He also serves on the Board of the Geneva Lake Conservancy, a not-for-profit organization dedicated to the preservation of open space, ecology and history in Walworth County, Wisconsin.



Robert F. Probst

Age: 52

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Probst has been our Executive Vice President and Chief Financial Officer since October 2014 and previously served as our Acting Chief Accounting Officer from October 2014 to September 2015. Prior to joining Ventas, Mr. Probst served as Senior Vice President and Chief Financial Officer of Beam Inc., a global spirits distributor, from its inception as an independent, S&P 500 company in October 2011 to its sale to Suntory Holdings Limited in May 2014. Prior to that, he served as Senior Vice President and Chief Financial Officer of Beam Global Spirits & Wine, Inc., playing a key role in establishing the former unit of Fortune Brands, Inc. as a standalone publicly-traded company. Mr. Probst is a member of The Economic Club of Chicago and serves on the not-for-profit boards of the Chicago Botanic Garden, one of the world's great living museums and conservation science centers, and Camp Kesem, a nationwide community that supports children who have lost a parent to cancer, have a parent undergoing cancer treatment, or whose parent is a cancer survivor. Mr. Probst also serves on the advisory board of the Duke University Financial Economics program. He was named the 2019 Financial Executive International (FEI) Public Company CFO of the Year.



T. Richard Riney

Age: 62

FORMER EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER, GENERAL COUNSEL AND ETHICS AND COMPLIANCE OFFICER

Mr. Riney served as a Senior Advisor to the Company in a consulting role from October 2019 to March 2020 following his retirement from the Company on October 15, 2019. Prior to his retirement, Mr. Riney served as our Executive Vice President and General Counsel since 1998, was named our Chief Administrative Officer in 2007, has served as our Corporate Secretary since August 2015 and previously served as our Corporate Secretary from 1998 to 2012. Mr. Riney also served as our Ethics and Compliance Officer. From 1996 to 1998, he served as Transactions Counsel for our predecessor, Vencor, Inc. Prior to that, Mr. Riney practiced law with the law firm of Hirn, Reed & Harper, where his areas of concentration were real estate and corporate finance. Mr. Riney serves on the Centre College Board of Trustees. He is admitted to the bar in Kentucky and is a member of Nareit.

EXECUTIVE SUMMARY

This Compensation Discussion and Analysis ("CD&A") provides a detailed description of our executive compensation philosophy, objectives and programs, the compensation decisions made under those programs and the factors considered by our Compensation Board Members in making those decisions. The CD&A focuses on the compensation of our Named Executive Officers for 2019, who were:

Name	Title
Debra A. Cafaro	Chairman and Chief Executive Officer
Robert F. Probst	Executive Vice President and Chief Financial Officer
John D. Cobb	Executive Vice President and Chief Investment Officer
Peter J. Bulgarelli	Executive Vice President, Office; President and Chief Executive Officer, Lillibridge Healthcare Services, Inc.
T. Richard Riney (1)	Former Executive Vice President, Chief Administrative Officer, General Counsel and Ethics and Compliance Officer

(1)   As previously disclosed, on October 15, 2019, Mr. Riney retired from the Company and transitioned to a full-time consultant to the Company in a Senior Advisor role through March 15, 2020. Details regarding his transition are provided below in the "Employment and Severance Agreements with Named Executive Officers" section.

Long-Term Outperformance and Financial Strength



22% Compound Annual Total Stockholder Return Since 1999

$2.6B Liquidity

3.5% Weighted Average Cost of Debt

BBB+ Credit Rating

2019 Returns to Stockholders

After an excellent start through the first three quarters of 2019, recent business challenges limited our TSR compared to our peers and as a result, finished short of our expectations. Nevertheless, we attained 3.4% TSR during 2019 and continued to deliver sustained, superior long-term returns to stockholders.

// We achieved 3.4% TSR in 2019 despite challenging conditions in the seniors housing segment

// For the period from January 1, 2000 through December 31, 2019 (the 20 full fiscal years of our Chief Executive Officer's tenure), we delivered compound annual TSR of 22%, dramatically outperforming our peers, the S&P 500 Index and the MSCI REIT Index and demonstrating our commitment to producing consistent and superior long-term returns to our stockholders

Strong Pay for Performance Alignment

Our strong pay-for-performance linkage, and alignment of our realized executive pay with stockholder outcomes, were clearly demonstrated upon the first vesting event that occurred at the end of 2019 under our forward-looking long-term equity incentive compensation program that we redesigned in response to investor feedback in early 2017. Both formulaic pay inputs, as well as discretionary decisions made by our Compensation Board Members, reinforced that linkage.

Although our TSR was strong in 11 out of the 12 quarters and we attained positive 2.5% three-year compound annual TSR during the three-year period ending December 31, 2019, our stock price performance fell meaningfully in the last quarter of 2019, which had a material impact on our executive compensation results as well as our 2020 executive compensation decisions, as outlined below.

Forfeiture of 2017-2019 pRSUs & Dividend Equivalents

Our carefully crafted compensation plan is working as intended to align our Named Executive Officers' realized compensation with the returns delivered to stockholders over the same period. The primary performance metrics for these first pRSU awards were relative TSR compared to two different peer group indices, both of which finished below threshold and resulted in more than 70% of the awards **paying out at zero**.

Collectively, our three current Named Executive Officers who received 2017 pRSU awards therefore forfeited over $6.2 million of equity compensation, comprised of $5,464,658 equity ($62.22 pRSU grant date stock price multiplied by the number of forfeited shares linked to relative TSR goals awarded at the target level in 2017) and $760,151 related dividend equivalents, as detailed in the table below. More than $3.75 million of the total equity and dividend equivalent forfeiture amount is attributed to Ms. Cafaro.

Name	Forfeited TSR pRSUs (Total 2017 Target)	Forfeited pRSUs (Value at $62.22 Grant Price)	Dividend Equivalent Forfeiture	Total Forfeiture Value
Debra A. Cafaro	53,107	$ 3,304,318	$ 459,641	$ 3,763,959
Robert F. Probst	17,503	1,089,037	151,488	1,240,525
John D. Cobb	17,218	1,071,304	149,022	1,220,326
Total	87,828	$ 5,464,658	$ 760,151	$ 6,224,810

The forfeiture amounts above are not reflected in the 2019 Summary Compensation Table in this Proxy Statement. SEC rules require us to report the grant date fair value of equity awards at the target level, regardless of actual award attainment levels or realized value.

Discretionary Actions Taken to Align Pay and Performance

In addition to significant reductions to realized 2019 equity pay for the CEO and other Named Executive Officers due to the forfeiture of a majority of the 2017 pRSUs and related dividend equivalents as detailed above, our Compensation Board Members implemented several actions in recognition of the end-of-year decline in our stock price and in response to 2020 investor feedback regarding pay and performance alignment.

Negative Discretion Exercised Regarding CEO Annual Cash Incentive

The Compensation Board Members applied negative discretion to materially reduce the CEO's 2019 annual cash incentive award, to below the target level, despite above-target performance on both her quantitative and qualitative 2019 annual goals. This resulted in a **50% reduction in her earned annual cash incentive award, which reduced her payout by nearly $1.8 million**.

Specifically, based upon actual 2019 annual cash incentive award performance with respect to the pre-established quantitative goals and attainment at 90% of the maximum level with respect to our CEO's qualitative individual performance goals, as measured by our Compensation Board Members, and reflecting Ms. Cafaro's outstanding long-term performance and current value to the Company, her short-term annual cash incentive award payout would have been $3,579,263, or 166% of her target award and 92% of her maximum award for fiscal 2019 performance.

However, as a result of Company's three-year relative TSR underperformance that primarily occurred in the final quarter of 2019, and in order to demonstrate even greater alignment between CEO pay and results for stockholders, the Compensation Board Members exercised negative discretion with respect to our CEO's attainment of both the quantitative and qualitative performance goals under the 2019 annual cash incentive award, reducing her 2019 payout by 50% overall, to $1,789,631, which is 83% of her target award and 46% of her maximum award.

This 2019 payout, made as the result of the exercise of negative discretion by the Compensation Board Members, is also $1.6 million less than the average short-term incentive payout received by the CEO the preceding three-year period, and is her lowest short-term incentive payout since 2008.

No 2020 Merit Increases for Top Three Named Executive Officers

In addition, our Compensation Board Members demonstrated accountability for TSR performance by approving zero merit increases to all 2020 compensation components for our three highest-paid Named Executive Officers, including keeping Ms. Cafaro's base salary at the same level as it has been since 2015.

Enhanced 2020 Short-Term and Long-Term Metric Selection and Goal Setting

Finally, to align executive pay with attainment of our most critical objectives and in response to investor feedback, our Compensation Board Members also made several stockholder-focused changes to the metrics, goals and weightings of the 2020 annual cash incentive and long-term equity incentive compensation plans, consistent with our strategic plan.

Changes to the performance metrics and weightings for the 2020 annual cash incentive award program as compared to 2019 are as follows: (i) eliminated the Fixed Charge Coverage metric, (ii) eliminated the Research & Innovation

Development Growth metric, (iii) reduced weighting of the Normalized FFO per Share metric from 40% to 30%, (iv) added Liquidity management metric at 15% weighting, (v) added Development Investment metric at 10% weighting to incent timely progress on the Company's R&I development pipeline and (vi) added a Net Debt to Adjusted Pro Forma EBITDA metric at 10% weighting to ensure the Company maintains financial strength and flexibility.

Performance metrics and weightings for the 2020 pRSUs as compared to 2019: (i) retained the same two relative TSR metrics at identical weighting and performance levels, meaning that greater than 70% of the pRSU value for our Named Executive Officers continues to be tied to rigorous relative TSR metrics, (ii) eliminated the three-year Reported Net Debt to Adjusted Pro Forma EBITDA metric (one-year metric was added to the annual cash incentive plan), (iii) added a three-year Research & Innovation Pipeline Openings metric at 11.7% weighting for the CEO and 10% weighting for all other Named Executive Officers to incent on-time delivery of these development projects and (iv) included quantitative Gender Balance metric focused on improving the Company's representation of women employees was added at 6.9% weighting for the CEO and 6% weighting for all other Named Executive Officers to incent ESG performance.

All the 2019 and 2020 responsive actions and improvements to our executive compensation program are further detailed below in the "Proactive Investor Outreach" section.

CEO Pay Structure Emphasizes Variable Pay



CEO TOTAL DIRECT COMPENSATION (TARGET %)

Long-Term Equity Incentive Compensation — 73%

Annual Cash Incentive Compensation — 18%

Base Salary — 9%

100%

3-year TSR Relative to MSCI U.S. REIT Index — 25.7%
3-year Net Debt to EBITDA — 18.6%
Time-based RSUs — 30%
3-year TSR Relative to FTSE Nareit Equity Health Care Index — 25.7%

70% Performance Based

Individual Performance — 35%
Normalized FFO Per Share — 40%
Research & Innovation Development Growth — 15%
Fixed Charge Coverage — 10%

Ventas has a quantitative, forward-looking equity award plan that was redesigned in 2017 in response to stockholder feedback.

The long-term incentive compensation program focuses on performance-based awards that are consistent with best-in-class practices. As an overview, the charts above include a breakdown our CEO's executive compensation structure for 2019.

CEO Pay Alignment with TSR



■ CEO Total Direct Compensation ($)   ■ Ventas Indexed TSR

This graph illustrates our long-term pay-for-performance alignment by comparing our CEO's Total Direct Compensation to our TSR performance (indexed to a 2014 base year) for each of the past five years. "Total Direct Compensation" includes, for the applicable year, base salary, earned annual cash incentive awards, the value of equity incentive awards and "All Other Compensation" as reported in the Summary Compensation Table. This graph differs from compensation reported in the 2019 Summary Compensation Table in the following respects:

// For 2014-2016, the period during which our backward-looking plan was in effect, the graph aligns the value of long-term equity incentive awards with the performance year for which they were earned, rather than the year in which they were granted (*e.g.*, long-term equity incentive awards granted in January 2017 for 2016 performance are shown in the graph above as 2016 compensation), consistent with the manner in which our Compensation Board Members evaluated compensation and pay-for-performance under the previous backward-looking plan for our Named Executive Officers.

// For 2017-2019, when our current forward-looking long-term equity incentive plan went into effect, we report the grant date fair value of time-based RSUs and pRSUs (approximating target level of performance) granted in 2017-2019 that may be earned, if at all, based on the Company's performance relative to three-year goals measured during the applicable performance periods. Actual payouts occur in the year following the end of each applicable performance period and range from 0% - 220% of the target value.

// The 2019 figure depicts the CEO's $3,763,959 realized reduction in pay resulting from earning 0 pRSUs under the TSR metrics upon completion of the first full 2017-2019 pRSU performance period, meaning that our CEO received zero payout with respect to greater than 70% of the total award. This $3,763,959 figure is comprised of $3,304,318 equity ($62.22 pRSU grant date stock price multiplied by 53,107 forfeited shares linked to relative TSR goals at the target level in 2017) and $459,641 related dividend equivalents. **These forfeiture amounts are not reflected in the 2019 Summary Compensation Table in this Proxy Statement.** SEC reporting rules require us to report the grant date fair value of equity awards at the target level, regardless of actual award attainment levels or realized value.

// The 2017 figure excludes a one-time time-based RSU transition award received by our CEO, which was designed to partially mitigate the impact of a reduction in the realized pay for our CEO in 2018 and 2019 resulting from the transition from a backward-looking long-term equity incentive plan to a stockholder-focused forward-looking plan because the new forward-looking award did not pay out, if at all, until 2020 and later. This award is excluded because it was one-time in nature, has not recurred and the Compensation Committee does not view such awards as a continuing feature of the long-term equity incentive plan.

Compensation Policies and Practices—Good Governance

Consistent with our commitment to strong corporate governance and responsiveness to our stockholders, our Board maintained the following compensation policies and practices in 2019 to drive performance and serve our stockholders' long-term interests:

BALANCE	The structure of our executive compensation program includes a balanced mix of cash and equity compensation with a strong emphasis on performance-based incentive awards that contain a blend of metrics promoting responsible growth and risk management.
CAPPED OPPORTUNITY	Our Named Executive Officers' incentive award opportunities are capped, and the value of their awards is determined based on our Compensation Board Members' assessment of performance with respect to multiple performance measures, including relative TSR, that promote stockholder value.
ALIGNMENT & RETENTION	The long-term equity incentive awards granted to our Named Executive Officers measure future performance over a three-year period to enhance retention and alignment with long-term stockholder value.
PEER BENCHMARKING	The competitiveness of our executive compensation program is assessed by comparison to the median of a group of peer companies that are comparable to us in terms of enterprise value and total assets.
100% INDEPENDENCE	Our Compensation Committee is comprised solely of independent directors and annually engages an independent compensation consultant to advise on matters related to our executive compensation program.
DOUBLE-TRIGGER VESTING	Our employment agreements and all unvested equity awards held by our executive officers do not provide single-trigger change of control benefits.
NO EXCISE TAX GROSS-UPS	None of our Named Executive Officers have excise tax gross-ups and we prohibit new tax gross-up arrangements under our 2013 anti-tax gross-up policy.
ROBUST STOCK OWNERSHIP GUIDELINES	We maintain meaningful stock ownership guidelines for our executive officers and non-employee directors that promote a long-term stockholder perspective.
COMPREHENSIVE RISK REVIEW	Our Compensation Committee annually reviews and assesses the potential risks of our compensation policies and practices for all employees.
CLAWBACK POLICY	Our recoupment policy enables our Board to "claw back" incentive compensation in the event of a financial restatement.
LIMITED PERQUISITES	Our executive officers receive limited perquisites and other personal benefits that are not otherwise generally available to all of our employees.
NO PLEDGING OR HEDGING	Our Securities Trading Policy prohibits our executive officers and directors from engaging in derivative and other hedging transactions in our securities and restricts our executive officers and directors from holding our securities in margin accounts or otherwise pledging our securities to secure loans without the prior approval of the Audit Committee (no executive officer or director pledged or held our securities in margin accounts at any time during 2019).

Executive Compensation Opportunities, Decisions and Outcomes

When setting executive pay opportunities and determining ultimate payouts each year, our Compensation Board Members engage in a robust process of peer group selection, benchmarking, solicitation and implementation of stockholder feedback and rigorous evaluation of Company and individual performance. Our 2019-2020 executive compensation processes, decisions and realized pay outcomes met our two primary goals of strong pay and performance alignment and responsiveness to stockholder feedback.

Compensation Element	2019 Compensation Opportunities	
	CEO	**Other Named Executive Officers**
Base Salary	✓ No merit increase ➤ Flat since 2015	✓ Market-based 1-4% merit increases ➤ Approved December 2018
Annual Cash Incentive	✓ No increase in opportunities	✓ No increase in opportunities
Long-Term Equity	✓ Performance-based component increased from 60% to 70% ➤ Time-based equity opportunity reduced $689,500 ✓ Threshold opportunity decreased 9%, target and maximum opportunities increased 6% and 12%, respectively ➤ Changes largely driven by stockholder-focused decision to tie a larger portion of CEO's long-term equity opportunity to Company performance ➤ Company must maintain superior three-year performance relative to rigorous, 100% objective 2019 pRSU goals for CEO to benefit from these structural changes, rewarding outperformance in line with the Company's pay-for-performance culture	✓ No opportunity increases for Messrs. Probst, Cobb and Riney ✓ Mr. Bulgarelli: 25% increase to threshold, target and maximum opportunities, inclusive of his base salary adjustment ➤ Approved due to his excellent 2018 performance and to bring his total compensation opportunity closer to market median

Compensation Element	2019 Compensation Decisions and Outcomes	
	CEO	**Other Named Executive Officers**
Annual Cash Incentive	✓ **Negative discretion reduced quantitative and qualitative goal achievement payouts by 50%**, resulting in payouts at 83% of her target opportunity ➤ Lowest bonus received since 2008 ➤ Compensation Board Members considered the CEO's delivery of 22% compound annual TSR, her recognition for leadership and performance, and her value to the Company, balanced with an intention to ensure alignment and accountability, as well as respond to stockholder feedback	✓ Earned between 123% to 128% of their target award opportunities
2017 pRSUs	✓ Earned 59% of target award ➤ Both relative TSR metrics (comprising > 70% of award opportunity) finished below threshold & **paid out at zero** ➤ Forfeited more than $3.75 million of equity compensation, inclusive of dividend equivalents	✓ Messrs. Probst and Cobb: earned 59% of target award ➤ Both relative TSR metrics (comprising > 70% of award opportunity) finished below threshold & **paid out at zero** ➤ Combined to forfeit nearly $2.5 million of equity compensation, inclusive of dividend equivalents ✓ Mr. Bulgarelli: not eligible to earn 2017 pRSUs because he commenced employment in 2018 ✓ Mr. Riney: prorated pRSU payout upon his retirement

Compensation Element	2020 Compensation Opportunities	
	CEO	**Other Named Executive Officers**
Base Salary	✓ No merit increase ➤ Flat since 2015	✓ No merit increases for Messrs. Probst and Cobb ✓ Mr. Bulgarelli: 7% market-based merit increase ➤ Approved due to excellent Office performance, expansion of responsibilities, growing Office portfolio and to bring his total compensation opportunity closer to market median
Annual Cash Incentive	✓ No increase in opportunities	✓ No increase in opportunities
Long-Term Equity	✓ No increase in opportunities	✓ No opportunity increases for Messrs. Probst, Cobb and Riney ✓ Mr. Bulgarelli: 25% increase to threshold, target and maximum opportunities, inclusive of his base salary adjustment ➤ Approved due to excellent Office performance, expansion of responsibilities, growing Office portfolio and to bring his total compensation opportunity closer to market median

Executive Compensation Philosophy

Our executive compensation philosophy is to closely link compensation to performance by emphasizing performance-based incentive compensation over fixed cash compensation, so that the vast majority of total direct compensation is variable and not guaranteed. Our executive compensation program is designed to attract, retain and motivate talented executives, create alignment with stockholders and to reward executives for the achievement of pre-established company objectives combined with tailored individual goals, consistent with our strategic plan.

Objectives of Our Compensation Program

We recognize that effective compensation strategies are critical to recruiting, incentivizing and retaining key employees who contribute to our long-term success and thereby create value for our stockholders. Accordingly, our compensation program is designed to achieve the following primary objectives:

// attract, retain and motivate talented executives;

// reward performance that meets or exceeds pre-established company and tailored individual goals consistent with our strategic plan, while maintaining alignment with stockholders;

// provide balanced incentives that discourage excessive risk-taking;

// retain sufficient flexibility to permit our executive officers to manage risk and adjust appropriately to meet rapidly changing market and business conditions;

// evaluate performance by balancing consideration of goals that management can directly and significantly influence with market forces that management cannot control (such as monetary policy and interest rate expectations), but that impact stockholder value;

// encourage executives to become and remain long-term stockholders of our company; and

// maintain compensation and corporate governance practices that support our goal to deliver sustained, superior returns to stockholders.

We align the interests of our executive officers and stockholders by maintaining a performance- and achievement-oriented environment that provides executives with the opportunity to earn market-competitive levels of cash and equity compensation for strong performance against key strategic, financial and operating goals that create long-term stockholder value.

Benchmarking and Comparable Companies

For 2019 benchmarking purposes, SBCG provided our Compensation Board Members with comparative market data on compensation practices and programs based on its analysis of a group of peer companies (the "Comparable Companies") and provided guidance on compensation trends and best practices. Using this market data, SBCG advised the Compensation Board Members and made recommendations with respect to program design and setting base salaries and incentive award opportunity levels for our Named Executive Officers for 2019.

In determining 2019 compensation targets for our Named Executive Officers, our Compensation Committee, in consultation with SBCG, considered the competitive positioning of our executive compensation levels relative to compensation data for the Comparable Companies with respect to the following components of pay: base salary; total annual compensation (base salary plus annual incentive awards); long-term equity incentives (annualized expected value of long-term equity incentive awards) and total direct compensation (base salary plus annual incentive awards and annualized expected value of long-term equity incentive awards). Consistent with our compensation philosophy, our Compensation Committee reviewed each element of pay in the context of the Comparable Companies, but targeted approximately the median of the Comparable Companies on an overall, total direct compensation basis, subject to adjustment based on the unique skills, expertise and individual contributions of each Named Executive Officer. Our 2019 executive compensation program was designed to deliver compensation levels above or below these targets if performance exceeded or failed to achieve the goals established for the annual cash and long-term equity incentive awards. We believe this methodology is appropriate for our operating style and reflects the need to attract, retain and stretch top executive talent.

The group of Comparable Companies consists of large-cap REITs in our healthcare sector and different sectors (such as office, retail and lodging), but otherwise similar to us in terms of FFO. As in 2018, the Compensation Committee set the peer group in 2019 by generally including all publicly traded REITs with enterprise values of more than $20 billion and having total assets of more than $10 billion, irrespective of direct business fit. As a result, the peer group did not change from 2018 to 2019.

The Compensation Committee believes this approach results in a predictable and consistent peer group consisting of companies within our same industry, while maintaining focus on companies comparable to us in terms of size and talent.

2019 Comparable Companies

American Tower Corp.	AvalonBay Communities, Inc.
Boston Properties, Inc.	Crown Castle International Corp.
Digital Realty Trust, Inc.	Equinix, Inc.
Equity Residential	GGP Inc.
Healthpeak Properties, Inc.	Prologis, Inc.
Public Storage, Inc.	Realty Income Corp.
Simon Property Group, Inc.	SL Green Realty Group, Inc.
The Macerich Company	Vornado Realty Trust, Inc.
Welltower, Inc.	Weyerhaeuser Co.

2020 Comparable Companies

In September 2019, the Compensation Committee and SBCG examined the 2019 peer group and, using the same screening criteria as utilized in setting the 2019 Comparable Companies, approved the removal of GGP Inc. and SL Green Realty Group, Inc. from the peer group for purposes of setting 2020 compensation. GGP Inc. was removed from the peer group because it was acquired by Brookfield Property REIT Inc. and current pay data related to GGP Inc. is no longer available. SL Green Realty Group, Inc. was removed because its enterprise value had fallen below our Compensation Committee's peer group screening criteria for consecutive years. The Compensation Committee determined that the remaining 16 Comparable Companies identified above continued to be an appropriate mix of companies comparable to us in terms of size and talent.

Proactive Investor Outreach

Investor outreach and maintaining open lines of communication with our stockholders are critical components of our executive compensation and corporate governance programs. We regularly solicit feedback from and engage in robust discussions with our investors in an effort to ensure we are being responsive to our stockholders and keeping abreast of best practices.

Recently, we gained valuable insight from engaging with our stockholders on a consistent basis before, during and after we redesigned our long-term equity incentive compensation plan in 2017. These efforts are detailed on the following pages.

OUTREACH TIMING	COMPANY PARTICIPANTS	INVESTOR CONTACT	TOPICS
LATE 2015/ EARLY 2016	- Jay Gellert, our Compensation Committee Chair - Independent Compensation Committee Consultant - Members of our Legal Team	27 Largest Stockholders (holding ~60% of our shares)	- Executive compensation program - Solicit feedback on our executive compensation program and corporate governance practices
MID 2016	- Jay Gellert, our Compensation Committee Chair - Independent Compensation Committee Consultant - Members of our Legal Team	27 Largest Stockholders (holding ~60% of our shares)	- Executive compensation program - Solicit feedback on our executive compensation program and corporate governance practices
EARLY 2017	- Jay Gellert, our Compensation Committee Chair - Members of our Legal Team	32 Largest Stockholders (holding ~60% of our shares)	- Executive compensation program design changes - Corporate governance improvements - Solicit feedback on our executive compensation program and corporate governance practices
LATE 2017/ EARLY 2018	- Jay Gellert, our Compensation Committee Chair - Members of our Legal Team	40 Largest Stockholders (holding ~66% of our shares)	- Review of improved executive compensation program and corporate governance enhancements - Solicit feedback on our executive compensation program and corporate governance practices
MID 2018	- Jay Gellert, our Compensation Committee Chair - Members of our Legal Team	40 Largest Stockholders (holding ~66% of our shares)	- Review of improved executive compensation program - Explain anomalous nature of 2018 Proxy Statement compensation figures and reiterate "steady state" target compensation - Solicit feedback on our executive compensation program and corporate governance practices
LATE 2018/ EARLY 2019	- Richard Gilchrist, our new Compensation Committee Chair - Members of our Legal Team	40 Largest Stockholders (holding ~65% of our shares)	- Explain anomalous nature of 2018 Proxy Statement compensation figures and reiterate "steady state" target compensation - Solicit feedback on our executive compensation program and corporate governance practices
LATE 2019/ EARLY 2020	- Richard Gilchrist, our Compensation Committee Chair - Members of our Legal Team	50 Largest Stockholders (holding ~71% of our shares)	- Address recent stock performance - Review executive compensation program - Solicit feedback on our executive compensation program and corporate governance practices

While specific feedback has varied over the years and is further detailed below along with the responsive actions we have undertaken in recent years, certain consistent themes have emerged. Through these valuable discussions we have learned that our stockholders generally:

// approve of the overall structure of our executive compensation program and diversity of goals, particularly our use of balanced metrics of growth, risk management and capital structure to mitigate risk and promote responsible, sustained long-term growth;

// approve of our implementation of the executive compensation program, the factors considered and the decisions made under the program;

// approve of our proxy disclosures regarding our executive compensation program and corporate governance best practices;

// support our pay-for-performance alignment; and

// endorse our corporate governance practices, particularly our Board composition, dedication to consistent investor outreach and our efforts and recognition in the ESG space.

Richard Gilchrist, our Compensation Committee Chairman, attends and is actively engaged in every outreach meeting with our investors, providing stockholders representing a significant majority of our shares a strong, unfiltered voice in our boardroom. Mr. Gilchrist provides this feedback directly to the Compensation Committee and the full independent Board in executive sessions, facilitating the development and implementation of responsive action items.

2018-2019 Investor Outreach and Responsiveness to Constructive Feedback

Together with our Compensation Committee Chair, in late 2018 – early 2019 we continued our extensive stockholder outreach program to 40 of our largest investors (collectively holding ~65% of our shares). **We received varied and diverse constructive feedback from our investors during this outreach program. This feedback and the responsive changes we made to our 2019 executive compensation program are detailed below.**

WHAT WE HEARD	HOW WE RESPONDED
Pay and TSR alignment should be the primary overall focus of our executive compensation program.	✓ Our Compensation Board Members carefully considered our investors' feedback regarding pay and performance alignment when developing our 2019 executive compensation program • Took the responsive actions described below

Investors want to see incentive plan metrics that are developed with maximum objectivity in mind, though opinions vary as to which metrics are best suited for this purpose. Some prefer relative TSR metrics, others advocated for property-level metrics and most expressed a preference for balance sheet metrics to ensure responsible growth.	✓ Further increased difficulty of Fixed Charge Coverage goal for second consecutive year
	  • Goal difficulty increased at each of the threshold, target and maximum levels
	✓ Retained normalized FFO, relative TSR and balance sheet metrics
	  • Consistent with feedback from significant majority of stockholders

Some investors expressed concern with our prior one-time use of solely time-based transition equity awards designed to fill the "vesting gap" resulting from our switch from a backward-looking to a forward-looking long-term equity incentive plan in early 2017.	✓ No off-cycle time-based equity awards have been granted to our Named Executive Officers since early 2017
	  • Legacy one-time awards are not a continuing feature of our executive compensation program
	  • No plans to grant similar awards in the future

Some investors noted that they would like to see a higher proportion of executives' pay tied to performance and less emphasis placed on solely time-based equity awards.	✓ Increased CEO's 2019 performance-based long-term equity weighting to 70% from 60%
	  • Corresponding reduction to CEO's time-based equity weighting, resulting in lower 2019 equity opportunity tied solely to her continued service to the Company
	  • Further aligns CEO's pay with the Company's performance
	✓ Decreased CEO's overall 2019 long-term equity opportunity by more than $400,000 at the threshold level of performance

2019 Say on Pay Vote

Following implementation of the changes to our executive compensation program in early 2019 as detailed above and in our 2019 Proxy Statement, we received support from greater than 85% of our stockholders with respect to our 2019 advisory vote on our Named Executive Officers' compensation. Accordingly, we did not make further changes to the structure of our executive compensation program as a direct result of the outcome of our 2019 advisory vote on our Named Executive Officers' compensation.

However, we did take further responsive action to our executive compensation program following our late 2019 – early 2020 investor outreach program, as detailed below.

2019-2020 Investor Outreach and Responsiveness to Constructive Feedback

Together with our Compensation Committee Chairman, in late 2019 - early 2020 we continued our extensive stockholder outreach program to 50 of our largest investors (collectively holding ~71% of our shares). **We received a range of constructive feedback from our investors during this outreach program. The central theme conveyed to us was investors' desire to see us achieve pay and performance alignment. This specific feedback and our responsive actions taken are detailed below.**

WHAT WE HEARD

HOW WE RESPONDED

Many investors expressed disappointment with our 2019 TSR performance on a full-year basis, which finished below expectations after a strong start through the first three quarters of 2019, reiterating their position that realized pay for our executives must align with returns to stockholders over the same period. Some investors specifically advocated for the Board to adjust the CEO's formulaic payout under the 2019 annual cash incentive award to reflect our 2019 stock performance.

✓ **Our well-designed long-term equity incentive plan is working as intended to align realized pay outcomes with the Company's performance**
- Our three current Named Executive Officers who received 2017 pRSU awards **forfeited greater than $6.2 million** of equity compensation (more than $3.75 million of which is attributed to our CEO), inclusive of dividend equivalents, because both relative TSR metrics (comprising greater than 70% of the 2017 pRSUs) finished below threshold and **paid out at zero**

✓ **Our Compensation Board Members applied negative discretion to reduce our CEO's 2019 annual cash incentive award by nearly $1.8 million (50% overall) to 83% of her target opportunity**
- Resulted in our CEO's lowest bonus payout since 2008

✓ **Our three highest-paid Named Executive Officers did not receive merit increases to any aspect of their compensation opportunities for 2020**
- CEO's base salary flat since 2015

Investors' opinions continue to vary regarding which performance goals are best-suited to drive pay and performance alignment. While many are comfortable with our current structure and particularly our use of balance sheet metrics, some investors prefer more operational goals, others wanted to see objective ESG goals incorporated and a few cautioned against overuse of relative TSR metrics. Some investors also registered dissatisfaction with our consistently high level of attainment of certain goals such as Fixed Charge Coverage.

✓ **Our Compensation Board Members designed our 2020 incentive plan metrics, goals and weightings to be responsive to investor feedback and align executive with attainment of our most critical objectives**
- **Retained relative TSR metrics**–greater than 70% of the pRSU value for our Named Executive Officers continues to be tied to rigorous relative TSR metrics
- **Eliminated Fixed Charge Coverage metric**–recognizing that many investors continue to support incentives tied to our financial strength and flexibility, we replaced Fixed Charge Coverage with an annual Net Debt to EBITDA ratio metric in our 2020 annual cash incentive plan
- **Added three strategic operational metrics to 2020 plans**–to drive performance consistent with our strategic plan, we added Disposition Volume and Liquidity Management metrics to the annual cash incentive plan and a Research & Innovation Pipeline Openings metric to the long-term equity incentive plan
- **Added objective Gender Balance metric**–in response to investors asking us to consider tying a portion of executive compensation to measurable ESG criteria, we added a quantitative Gender Balance metric to our 2020 long-term equity incentive plan focused on improving the Company's representation of women employees
  - This metric is consistent with our inclusive Company culture and values and we believe it will drive accountability on our ESG targets and meaningfully contribute to our long-term focus on topics of great interest to our stakeholders

Several stockholders specifically asked us to balance the need for executive accountability with executive retention considerations when making executive compensation decisions.

✓ **Our Compensation Board Members carefully evaluated potential executive retention and motivation considerations as part of its risk management function. When making its 2019 and 2020 executive compensation decisions, the Compensation Board Members believe they achieved an appropriate balance.**

ACCOUNTABILITY

✓ Forfeiture of 2017 pRSUs provided appropriate accountability and validates long-term equity incentive plan design on a forward basis

✓ 50% reduction in CEO's 2019 annual cash incentive award strengthens pay and performance alignment

✓ Merit increase decisions related to setting Named Executive Officers' 2020 compensation opportunities reflected 2019 performance

RETENTION/MOTIVATION

✓ Outstanding pRSUs in three-year forward-looking equity plan provide continued opportunity for executives to earn above-target awards for outperformance

✓ Annual time-based RSU awards vest over three years, promoting retention

✓ 2020 incentive plan goals are designed to drive and reward excellent performance for our most critical objectives

✓ Named Executive Officers' compensation opportunities are benchmarked to peers, market-competitive and designed to reward outperformance





Compensation Mix

Our executive compensation philosophy promotes a compensation mix that emphasizes variable pay and long-term stockholder value. We believe that an emphasis on incentive compensation creates greater alignment with the interests of our stockholders, ensures that our business strategy is executed by decision-makers in a manner that focuses on the creation of long-term value rather than only short-term results, and encourages prudent evaluation of risks. Accordingly, our compensation structure is designed such that a significant portion of Named Executive Officers' total direct compensation is in the form of equity awards that vest based on three-year future performance. Ms. Cafaro's structure reflects a heavy weight on long-term equity compensation because our Compensation Board Members believe that, due to her leadership role as our CEO, her compensation structure should reflect significant alignment with our stockholders.

Elements of Our Compensation Program

For 2019, the elements of compensation provided to our executive officers remained unchanged: base salary; annual cash incentive compensation; long-term equity incentive compensation; and limited perquisites and benefits.

Base Salary

The base salary payable to each Named Executive Officer provides a fixed component of compensation that reflects the executive's position and responsibilities. Base salary is generally targeted to approximate the competitive market median of the Comparable Companies, but may deviate from this target based on an individual's sustained performance, contributions, leadership, experience, expertise and specific roles within our company as compared to the benchmark data. Our Compensation Committee reviews base salaries annually and may make adjustments to better match competitive market levels or to recognize an executive's professional growth and development or increased responsibilities. The Compensation Committee also considers the success of each executive officer in developing and executing our strategic plans, exercising leadership and creating stockholder value.

In determining base salaries for our Named Executive Officers, our Compensation Board Members analyzed base salary information of the Comparable Companies contained in a report prepared by SBCG. Although the Compensation Board Members periodically consider information from REIT industry and other compensation surveys, they place primary emphasis on publicly available data from the Comparable Companies' proxy statements and other SEC filings, which is more detailed by individual executive officer position than the data typically provided in compensation surveys.

2019 Base Salary	2020 Base Salary
As part of a continuing effort to maintain our Named Executive Officers' total direct compensation opportunities approximately at the median of our peer group, our Compensation Board Members approved 1-4% merit increases to the 2019 base salaries of our Named Executive Officers other than Ms. Cafaro, as listed in the table below.	Our Compensation Board Members did not approve 2020 base salary increases for any of our Named Executive Officers other than Mr. Bulgarelli, who received a 7% base salary increase due to the Company's excellent Office performance, expansion of his responsibilities, our growing Office portfolio and to bring his total compensation opportunity closer to market median.

No merit increases for top three Named Executive Officers in 2020
// **Ms. Cafaro's base salary flat since 2015**

Named Executive Officer	2018 Base Salary	2019 Base Salary	2020 Base Salary
Debra A. Cafaro	$ 1,075,000	$ 1,075,000	$ 1,075,000
Robert F. Probst	627,300	646,119	646,119
John D. Cobb	626,175	644,960	644,960
Peter J. Bulgarelli	450,000	468,000	500,760
T. Richard Riney (1)	571,200	576,912	576,912

(1) Mr. Riney's base salary remained at the same level from the time he transitioned to a consulting role following his October 15, 2019 retirement from the Company until March 15, 2020, the final day of his consulting term with the Company.

At these levels, the Compensation Board Members considered each Named Executive Officer's base salary to be within the competitive range given each individual's unique skills, expertise and contributions.

Annual Cash Incentive Compensation

We provide our Named Executive Officers with an annual opportunity to earn cash incentive awards for the achievement of pre-established company financial goals and tailored individual objectives. At the beginning of each performance year, our Compensation Board Members approve specific performance metrics, goals and weightings and an award opportunity range (expressed as multiples of base salary at each applicable level of performance) for each Named Executive Officer. Our quantitative goal targets (comprising 65% of the award opportunity), tailored individual goals (comprising 35% of the award opportunity) and achievement thereunder are described below in the "2019 Annual Cash Incentive Award Metrics, Goals and Results" section. The resulting payouts to our Named Executive Officers, including details regarding our

Compensation Board Members' use of negative discretion to reduce our CEO's 2019 annual cash incentive award by 50% overall, are contained in the "Earned 2019 Annual Cash Incentive Awards" section below.

Annual Cash Incentive Award Opportunities

2019 Opportunities	2020 Opportunities
In December 2018 and January 2019, our Compensation Board Members approved the 2019 annual cash incentive award opportunities for our Named Executive Officers. The 2019 annual cash incentive award opportunities remained unchanged from 2018 opportunities (as a percentage of base salary) for all Named Executive Officers.	In January 2020, our Compensation Board Members approved the 2020 annual cash incentive award opportunities for our Named Executive Officers. The 2020 annual cash incentive award opportunities remained unchanged from 2019 opportunities (as a percentage of base salary) for all eligible Named Executive Officers.

No opportunity increases for any Named Executive Officers in 2019 and 2020

Named Executive Officer	2018 Total Annual Cash Incentive Opportunity			2019 Total Annual Cash Incentive Opportunity			2020 Total Annual Cash Incentive Opportunity		
	Threshold	Target	Maximum	Threshold	Target	Maximum	Threshold	Target	Maximum
Debra A. Cafaro	$1,290,000	$2,150,000	$3,870,000	$1,290,000	$2,150,000	$3,870,000	$1,290,000	$2,150,000	$3,870,000
Robert F. Probst	784,125	1,097,775	1,568,250	807,649	1,130,708	1,615,298	807,649	1,130,708	1,615,298
John D. Cobb	782,719	1,095,806	1,565,438	806,200	1,128,680	1,612,400	806,200	1,128,680	1,612,400
Peter J. Bulgarelli	450,000	675,000	900,000	468,000	702,000	936,000	500,760	751,140	1,001,520
T. Richard Riney (1)	714,000	999,600	1,428,000	721,140	1,009,596	1,442,280	—	—	—

(1)   Mr. Riney was not eligible to receive an annual cash incentive award in 2020 due to his retirement from the Company.

Ms. Cafaro's annual cash incentive opportunity structure has greater leverage and a wider range of outcomes than the structures of our other Named Executive Officers in support of the view that the CEO's compensation should be more strongly aligned with stockholders than our other executive officers. At these levels, the Compensation Board Members considered each Named Executive Officer's annual cash incentive award opportunities to be within the competitive range given each individual's unique skills, expertise and contributions.

2019 Annual Cash Incentive Award Metrics, Goals and Results

Below is a summary of the annual cash incentive program metrics and goals approved by our Compensation Board Members, the relative weighting for each metric, the reasons why we consider each performance goal to be an important component of our pay-for-performance philosophy, how the goals were set and our results with respect to those goals. Consistent with our compensation philosophy, the 2019 annual cash incentive program metrics and goals were determined taking into consideration our strategic plan and were designed to be challenging, but balanced and also discourage excessive risk-taking. Although these goals focus on shorter-term results, they have a counterbalancing effect on each other. They incentivize our Named Executive Officers to effectively meet rapidly changing market and business conditions and make appropriate business adjustments that benefit the long-term interests of our stockholders.



35% Individual Performance

40% Normalized FFO Per Share (Cash)*

15% Research & Innovation Development Growth

10% Fixed Charge Coverage (Year End)*

* Due to Mr. Bulgarelli's responsiblity for the strategic focus, vision and overall leadership of our Office operations, 35% of his 2019 annual cash incentive award was based on the financial performance of our Office segment, 30% of his award was based on the companywide financial goals applicable to our other executives and the remaining 35% of his award was based on his 2019 individual performance goals.

CD&A

Normalized FFO Per Share

Metric	Achievement	Goal	Weighting
Normalized FFO per share, excluding non-cash items (for the year ended December 31, 2019)	Threshold	$3.75	**40%** (18% for Mr. Bulgarelli)
	Target	$3.80	
	Maximum	$3.85	

Why does this metric matter?   FFO is a common measure of operating performance for REITs because it excludes, among other items, the effect of gains and losses from real estate sales and real estate depreciation and amortization, to allow investors, analysts and management to compare operating performance among companies and across time periods on a consistent basis. A REIT's FFO can have a significant impact on the trading price of its common stock and, therefore, its TSR. Normalized FFO is the main measure the Company uses in its publicly reported earnings and is defined as FFO excluding certain items, such as non-cash income tax items and deal costs/expenses.

How were the goals set?   Though these goals represented a slight reduction from 2018 Normalized FFO per share, the goals aligned with our public guidance and the Compensation Committee believed they were appropriately challenging in the current market environment for healthcare REITs. In setting the threshold, target and maximum performance levels, the Compensation Committee considers the Company's business model, growth rates of peers, size, and the asset classes in which it operates, as well as the desired tradeoffs between growth in FFO per share and maintaining an appropriate risk profile by balancing leverage and optimizing performance through dispositions, development and redevelopment and investing in our R&I pipeline.

Result: Achieved Maximum Performance. Our 2019 Normalized FFO per diluted share was $3.85. The variance between our actual results and our pre-established goals was largely due to actions led by our Named Executive Officers, including excellent performance in the Office, Healthcare and Canadian seniors housing segments, investment activity and successful capital markets execution.

Fixed Charge Coverage

Metric	Achievement	Goal	Weighting
Fixed charge coverage ratio (as of December 31, 2019)	Threshold	4.00x	**10%** (5% for Mr. Bulgarelli)
	Target	4.25x	
	Maximum	4.50x	

Why does this metric matter?   Fixed charge coverage ratio reflects the strength of our balance sheet and our ability to generate sufficient cash flow to meet our debt obligations and continue to pay or increase our dividend. A strong ratio of EBITDA-generation compared to fixed payment obligations—one element of our comprehensive risk management program—is especially important for REITs, which are dividend-paying and required to distribute to stockholders a substantial portion of their annual taxable net income.

By maintaining a high fixed charge coverage ratio, we are able to preserve and enhance stockholder value. Even if our EBITDA declines in times of economic cycles or other impacts to our cash flows, high coverage of cash flow to fixed obligations should enable us to generate sufficient free cash flow to meet our fixed obligations such as principal and interest payments and at the same time be able to maintain and even increase our dividend, which is an important component of our value proposition (total return) to stockholders. Strong fixed charge coverage also enables us to maintain a strong BBB+ or better credit rating, which enhances our cost of capital (a critical component of our continued investment strategy) and provides us with more consistent access to the debt capital markets even during periods of capital market disruption. We take a balanced approach to fixed charge coverage by maintaining a strong coverage ratio, while avoiding suboptimal capitalization from an unnecessarily high ratio.

How were the goals set?   In a rising interest rate environment, which was the case when this goal was set in January 2019, prior year fixed charge coverage goals are more difficult to achieve, meaning that keeping fixed charge coverage goals at the same level year-over-year would have resulted in increased goal difficulty. In addition to this inherent tightening of the goals and in light of our history of strong fixed charge coverage performance, we further increased the difficulty of our 2019 fixed charge coverage goals by 25 basis points at each of the threshold, target and maximum levels relative to our 2018 goals in order to further enhance their rigor. As a result, our fixed charge coverage goals have been increased by 50 total basis points at each of the threshold, target and maximum levels over the past two years.

Result: Achieved Slightly Above Target Performance. As of December 31, 2019, our fixed charge coverage ratio was 4.26x. The variance between our actual results and our pre-established goals was largely due to actions led by our Named Executive Officers, including efficient capital markets execution as we financed nearly $4 billion investments and commitments in 2019, total debt reduction, effective management of sources and uses, hedging strategies and disciplined and consistent balance sheet management.

Research & Innovation Development Growth

Metric	Achievement	Goal	Weighting
Committed Research & Innovation projects (through December 31, 2019, expressed as total estimated project costs)	Threshold	$200 million	**15%** (7% for Mr. Bulgarelli)
	Target	$400 million	
	Maximum	$800 million	

Why does this metric matter? Research & Innovation ("R&I") development growth replaced Debt Reduction/Refinancing as a metric for 2019 because a primary focus for our business in 2019 was building out and executing on our R&I development pipeline, an area where the Company is building a business that produces strong risk-adjusted returns partnering with the nation's leading research universities.

How were the goals set? In early 2019, we announced an exciting university-based R&I development pipeline exceeding $1.5 billion. This goal was based on an evaluation of the opportunity set comprising the R&I pipeline and the actionability and timing of each project. In light of the importance of building the R&I business to the enterprise, the maximum goal was set at $800 million, which was determined to be appropriately challenging because it required efficient execution and commitment to a majority of the announced pipeline in 2019.

Result: Achieved Maximum Performance. As of December 31, 2019, we committed to over $800 million of R&I development projects affiliated with the nation's leading research universities. The variance between our actual results and our pre-established goals was largely due to actions led by our Named Executive Officers, including driving pre-development, design, permitting, leasing, financing, environmental and construction activities.

Office Financial Performance

Office Metric (1)	Achievement	Goal	Weighting Metric Component	Weighting Total Opportunity
Same-Store Cash NOI Growth (for the year ended December 31, 2019)	Threshold	1.4%	25%	**35%** (Mr. Bulgarelli only)
	Target	2.1%		
	Maximum	2.8%		
GAAP NOI (for the year ended December 31, 2019)	Threshold	$536 million	25%	
	Target	$543 million		
	Maximum	$550 million		
Same-Store Occupancy (for the year ended December 31, 2019)	Threshold	91.4%	20%	
	Target	92.0%		
	Maximum	92.6%		
Tenant Satisfaction (for the year ended December 31, 2019)	Threshold	3.97	15%	
	Target	4.08		
	Maximum	4.19		
FAD Capital Expenditures (2) (for the year ended December 31, 2019)	Threshold	$61 million	15%	
	Target	$65 million		
	Maximum	$69 million		

(1) Certain of these goals were established for certain pools of assets and used certain definitions in place on January 1, 2019; they may differ from other reported same-store pools of assets based on asset sales and intended sales, and/or market definitions.

(2) Payout is zero if FAD Capital Expenditures is below $61 million or above $69 million, provided that an equitable adjustment may be made if FAD Capital Expenditures is above $69 million as a result of Same-Store Occupancy performing above the target level.

Why do these metrics matter? These metrics are important measures of the Office segment's ability to generate internal organic growth and maximize the productivity of these assets and represent a combination of near-term metrics tied to the overall enterprise performance expectations for 2019 (Same-Store Cash NOI, GAAP NOI, Same-Store Occupancy) and long-term metrics geared toward future performance (Tenant Satisfaction, FAD Capital Expenditures).

How were the goals set? The goals for each financial metric are tied to the range of overall enterprise performance expectations for the Office segment in 2019.

Result: Achieved Between Target and Maximum Performance on a Combined Basis. As of December 31, 2019, the Office business segment achieved (i) same-store cash NOI growth of 2.6%, which was between the target and maximum levels, (ii) GAAP NOI of $559 million, which was at the maximum level, (iii) same-store occupancy of 92.0%, which was at the target level, (iv) tenant satisfaction of 4.18, which was between the target and maximum levels and (v) FAD capital expenditures of $67 million, which was between the target and maximum levels.

Individual Performance

Metric	Goals	Weighting
Individual performance under management objectives established for each Named Executive Officer	Individual objectives relate to areas of special emphasis within the executive's particular responsibilities and duties, such as achieving certain cost, NOI or revenue targets, or achieving other extraordinary or unusual accomplishments or contributions, in light of our business risk environment	**35%**

Why does this metric matter? A review of each Named Executive Officer's annual accomplishments enables our Compensation Board Members to evaluate the specific contributions of the Named Executive Officer to our success and more closely link pay to performance.

How was goal achievement evaluated? Our Compensation Board Members first considered the Company's achievement of its significant strategic, financial and operating goals for 2019:

Strategic, Financial and Operating Performance

VALUE-CREATING INVESTMENTS

// Made attractive investments and commitments of nearly $4 billion, including our LGM platform investment

// Nearly $1 billion of Research & Innovation developments with leading research universities

// Provided $490 million financing at an initial yield of 9%

EFFECTIVE AND EFFICIENT CAPITAL MARKETS EXECUTION

// First healthcare REIT to establish a Commercial Paper (CP) Program

// Proactively enhanced near-term debt maturity profile, resulting in negligible maturities through 2021 (excluding CP and revolver) and improved cost of debt

// Opportunistic bond issuances to retire shorter term, higher rate bonds

// Effectively financed Canadian investments through excellent bank and bond execution

// Expanded our strong liquidity position

// Maintained robust credit rating

FINANCIAL PERFORMANCE

// Delivered strong normalized FFO and paid an increased dividend to stockholders

// Strong Office and NNN Healthcare portfolio performance, providing ballast to challenging conditions in our senior housing portfolio

SUSTAINABILITY, VALUES, REPUTATION AND INDUSTRY LEADERSHIP

// Strengthened our Environmental, Social and Governance (ESG) commitment by organizing our strategy around three key pillars–People, Performance and Planet–and publishing clear ESG goals aligned to global best practices and the United Nations Sustainability Development Goals

// Retained and enhanced our industry leadership position in all ESG areas, earning numerous prestigious awards and recognition

// Demonstrated robust commitment to diversity and inclusion principles

// Continued to invest in our industry-leading portfolio of energy-efficient buildings

// Published our second Corporate Sustainability Report in accordance with GRI, the gold standard for sustainability reporting

// Accelerated our corporate philanthropic efforts

Next, our Compensation Board Members carefully evaluated our Named Executive Officers' (i) individual efforts and contributions toward attaining the Company's 2019 strategic goals and (ii) achievement of his or her tailored 2019 individual objectives:

CD&A

Name	Accomplishments
Debra A. Cafaro	// Delivered strong financial results, including Normalized FFO of $3.85 per share, at the high end of our initially introduced guidance, benefiting from a diverse portfolio led by our strong Office and NNN Healthcare portfolio performance, robust investment activity and excellent capital markets execution.
	// Drove delivery of 3.4% TSR in 2019 despite challenging market conditions in the seniors housing segment.
	// Demonstrated leadership, commitment and excellence in environmental, social and governance matters: a. Publication of our second annual Corporate Sustainability Report, reported in compliance with GRI standards. b. First-time inclusion in the Dow Jones Sustainability World Index (top 10% of industry). c. Receipt of the 2019 Health Care "Leader in the Light" Award from Nareit (third consecutive year). d. First-time inclusion in the Bloomberg Gender Equality Index. e. Signatory to the United Nations Women's Empowerment Principles. f. #1 ranking among listed healthcare REITs in the GRESB Real Estate Assessment on Sustainability. g. Placement and top 10 status on the S&P Dow Jones Green REIT Index and FTSE EPRA Nareit Green Index (two new green REIT indices). h. Continued to build an industry-leading portfolio of 84 ENERGY STAR Certified buildings (earned in current or prior years). Ventas earned >50% of the ENERGY STAR certifications for senior care in 2019. Ventas has 45 LEED Certified buildings, which includes eight active developments with a total project cost of approximately $1.1 billion pursuing LEED Certification. i. Honored as a Corporate Champion by the Women's Forum of New York and identified as a "Winning Company" by 2020 Women on Boards for our representation of females on our Board. j. Increased philanthropic efforts, totaling more than $10 million, including (i) $9 million donation to support K-8 education in Philadelphia, (ii) donations to 30 organizations selected by Company employees and (iii) renewed ongoing marquee relationships with the Greater Chicago Food Depository and Elderserve. k. Increased diversity education and expanded professional development opportunities.
	// Earned numerous prestigious recognitions: a. Named in Harvard Business Review's CEO 100 (rank #29, and one of only 14 named six consecutive years). b. 100 Most Influential People in Healthcare by Modern Healthcare (fifth consecutive year). c. Elected as Chair of the Economic Club of Chicago. d. Inducted to the American Seniors Housing Association (ASHA) Senior Living Hall of Fame.
	// Balanced short- and long-term objectives, and commenced several initiatives designed to position the company for an improving senior housing environment and delivery of Research & Innovation projects.
	// Supported investment team in nearly $4 billion investments and commitments within established framework: a. LGM platform investment added an outstanding Canadian senior housing portfolio and a new platform for growth in the attractive Quebec market. b. Five outstanding Research & Innovation development projects closed/announced with top tier research universities. c. Highly structured and high-yielding financing. d. Entry into Cambridge, MA life sciences market.
	// Supported finance team in effective and efficient capital markets activities and enhanced financial strength and liquidity: a. Established $1 billion commercial paper program. b. Proactively enhanced near-term debt maturity profile, resulting in negligible maturities through 2021 (excluding CP and revolver) and improved cost of debt to 3.5% at year end. c. $1.4 billion bond issuances, resulting in eight year weighted average maturities for senior notes. d. Effectively financed our Canadian investment through combination of attractive bond issuance, equity capital and assumption of low-cost debt, thereby managing market and currency risks. e. Enhanced strong liquidity position to $2.6 billion at year end. f. 4.26x fixed charge coverage. g. BBB+ or equivalent credit rating from three agencies.
	// Sustained, enhanced and expanded relationships with key partners, operators and the nation's leading research universities.
	// Retained and motivated experienced team, including recruitment and hiring of dynamic new seniors housing leader and diverse General Counsel. Emphasized performance, positive culture, excellence, team cohesion, integrity, forward focus on risk identification and management and improvement actions.
Robert F. Probst	// Drove the delivery of strong financial results, including delivery of Normalized FFO of $3.85 per share, at the high end of our initially introduced guidance.
	// Executed effective and efficient capital markets strategy, enhancing our financial strength and robust liquidity position: a. Established $1 billion commercial paper program (first among healthcare REITs). b. Proactively enhanced near-term debt maturity profile, resulting in negligible maturities through 2021 (excluding CP and revolver) and improved cost of debt to 3.5% at year end. c. Expertly addressed interest rate risk through our $1.4 billion bond issuances to retire shorter term, higher rate bonds, resulting in eight year weighted average maturities for senior notes. d. Effectively managed currency and market risks by financing our LGM platform investment through a CAD$900 million bond issuance at 2.7% and a CAD$500 million unsecured bank loan. e. Enhanced strong liquidity position to $2.6 billion at year end. f. 4.26x fixed charge coverage. g. BBB+ or equivalent credit rating from three agencies.
	// Recognized as the 2019 national Public Company CFO of the Year by Financial Executives International.
	// Continued investment in data analytics to improve insight generation and decision-making capabilities.
	// Financed nearly $4 billion investments and commitments and integrated enhanced risk management function. Developed key liquidity and development frameworks.
	// Entry into 12 lease modifications and operator transitions in our seniors housing and NNN leased portfolios.
	// Proactive outreach to and investment in relationships with analysts, investors, bankers and lenders.
	// Recruited and retained top talent in Finance, Accounting, Investor Relations and IT departments, including recruitment of key diverse leaders.

John D. Cobb	//	Led nearly $4 billion investments and commitments expected to deliver a blended 6.4% stabilized cash yield, including:
		   a. LGM platform investment, which added an outstanding Canadian senior housing portfolio and provides a new platform for growth in the attractive Quebec market with an established leader.
		   b. Provided $490 million financing at an initial yield of 9%.
		   c. Entered cluster market life science segment through $128 million acquisition of Class A science building in Cambridge, MA.

	//	Closed/announced five outstanding Research & Innovation development projects with top tier research universities totaling nearly $1 billion and made significant progress on remainder of our $1.5 billion near-term Research & Innovation pipeline.
	//	Oversaw evaluation of greater than $33 billion in potential investments and enhanced collaboration between cross-functional teams.
	//	Implemented processes to enhance data analytics evaluation.
	//	Closed 21 disposition and loan repayment transactions, generating $440 million proceeds.
	//	Retained and enhanced productive Investments and Construction teams, thereby improving our development capabilities and driving accountability.
	//	Led various enterprise-wide initiatives, including evaluation of office space and strategy.
Peter J. Bulgarelli	//	Led delivery of strong same-store cash NOI growth of 2.6% and GAAP NOI of $559 million for our growing Office segment, both of which exceed the top range of our guidance.
	//	Upgraded capital allocation capabilities through implementation of portfolio segmentation tool to evaluate each asset. Improved customer satisfaction and leasing focus, including national client program.
	//	Delivered enhanced customer satisfaction by developing unique operating plan for each asset and creating a formal relationship management program for our largest clients, leading to better resource allocation and enhanced accountability.
	//	Drove step-change improvement in leasing focus by significantly enhancing lease execution process and accelerating timelines though construction and implementation of streamlined lease evaluation and execution process.
	//	Recruited and upgraded key talent within the Office segment.
	//	Founded and led Company-wide asset management leadership counsel with leaders of each area.
	//	Worked closely with Mr. Riney to assume and effectuate a smooth transfer of responsibility for the NNN Healthcare portfolio following Mr. Riney's retirement.
T. Richard Riney	//	Led and managed all legal aspects of investments, divestitures and leasing arrangements.
	//	Effective oversight of Company's governance profile, including delivery of valuable advice and counsel to the Board.
	//	Oversaw NNN Healthcare portfolio, driving steady growth and superior same-store cash NOI growth for this segment.
	//	Restructured legal support model for the Office segment, resulting in enhanced oversight and efficiency.
	//	Key participant in recruitment and onboarding of our next General Counsel, facilitating a smooth transition of his legal duties and responsibilities following his retirement.
	//	Executed and implemented transition of NNN Healthcare portfolio responsibility to Mr. Bulgarelli.
	//	Upgraded risk management function, allocating additional resources to build out the team and transition leadership and oversight to new individuals.
	//	Provided orderly transition of Louisville office leadership to designated successor.

Result: Prior to the Board's application of negative discretion to Ms. Cafaro's award in response to constructive stockholder feedback requesting greater pay and performance alignment as described below, our Compensation Board Members determined that Ms. Cafaro achieved between the target and maximum performance levels with respect to her tailored individual objectives. Actual performance relative to the threshold, target and maximum levels for our Named Executive Officers is quantified below in the "Earned 2019 Annual Cash Incentive Awards" section.

Earned 2019 Annual Cash Incentive Awards

Based on the performance summarized above, in January 2020, our Compensation Board Members approved 2019 cash incentive awards for our Named Executive Officers as described below.

CEO Payout – Negative Discretion

As described above in the "Proactive Investor Outreach" section, the Compensation Board Members applied negative discretion to reduce the CEO's 2019 annual cash incentive award materially, to below the target level, despite above-target performance on both her quantitative and qualitative 2019 annual goals. This resulted in a **50% reduction in her earned annual cash incentive award, which reduced her payout by nearly $1.8 million**.

Specifically, based upon actual 2019 annual cash incentive award performance with respect to the pre-established quantitative goals and attainment at 90% of the maximum level with respect to our CEO's qualitative individual performance goals, as measured by our Compensation Board Members, and reflecting Ms. Cafaro's outstanding long-term performance and current value to the Company, her short-term annual cash incentive award payout would have been $3,579,263, or 166% of her target award and 92% of her maximum award for fiscal 2019 performance.

However, as a result of Company's three-year relative TSR underperformance that primarily occurred in the final quarter of 2019, and in order to demonstrate even greater alignment between CEO pay and results for stockholders, the Compensation Board Members exercised negative discretion with respect to our CEO's attainment of both the quantitative and qualitative performance goals under the 2019 annual cash incentive award, reducing her 2019 payout by 50% overall, to $1,789,631, which is 83% of her target award and 46% of her maximum award.

This 2019 payout, made as the result of the exercise of negative discretion by the Compensation Board Members, is also $1.6 million less than the average short-term incentive payout received by the CEO the preceding three-year period, and is her lowest short-term incentive payout since 2008. The table below compares Ms. Cafaro's actual payout to her potential earned payout (without negative discretion).

| Goal | CEO EARNED TOTAL AWARD | | | | CEO ACTUAL TOTAL AWARD | | |
| | Payout Opportunity Levels | | | Earned | Actual | Negative Discretion Impact | |
	Threshold	Target	Maximum			(%)	($)
Normalized FFO/Share	$ 516,000	$ 860,000	$ 1,548,000	$ 1,548,000	$ 774,000	(50%)	($ 774,000)
Fixed Charge Coverage	129,000	215,000	387,000	221,880	110,940	(50%)	(110,940)
R&I Development Growth	193,500	322,500	580,500	580,500	290,250	(50%)	(290,250)
Individual Performance	451,500	752,500	1,354,500	1,228,883	614,441	(50%)	(614,442)
Total	**$ 1,290,000**	**$ 2,150,000**	**$ 3,870,000**	**$ 3,579,263**	**$ 1,789,631**	**(50%)**	**($1,789,632)**

Other Named Executive Officer Payouts

Annual cash incentive awards granted to our other Named Executive Officers for 2019 performance were earned between the target and maximum levels, ranging from 123% to 128% of their respective target award opportunities.

Named Executive Officer & Goals	Threshold	Target	Maximum	Actual
Robert F. Probst				
Normalized FFO/Share	$ 323,060	$ 452,283	$ 646,119	**$ 646,119**
Fixed Charge Coverage	80,765	113,071	161,530	**115,009**
R&I Development Growth	121,147	169,606	242,295	**242,295**
Individual Performance	282,677	395,748	565,354	**384,441**
Total for Robert F. Probst	**$ 807,649**	**$ 1,130,708**	**$ 1,615,298**	**$ 1,387,864**
John D. Cobb				
Normalized FFO/Share	$ 322,480	$ 451,472	$ 644,960	**$ 644,960**
Fixed Charge Coverage	80,620	112,868	161,240	**114,803**
R&I Development Growth	120,930	169,302	241,860	**241,860**
Individual Performance	282,170	395,038	564,340	**445,829**
Total for John D. Cobb	**$ 806,200**	**$ 1,128,680**	**$ 1,612,400**	**$ 1,447,451**
Peter J. Bulgarelli				
Normalized FFO/Share	$ 86,400	$ 129,600	$ 172,800	**$ 172,800**
Fixed Charge Coverage	21,600	32,400	43,200	**32,832**
R&I Development Growth	32,400	48,600	64,800	**64,800**
Office – Same Store Cash NOI Growth	40,950	61,425	81,900	**76,050**
Office – GAAP NOI	40,950	61,425	81,900	**81,900**
Office – Same Store Occupancy	32,760	49,140	65,520	**49,140**
Office – Tenant Satisfaction	24,570	36,855	49,140	**48,023**
Office – FAD Capital Expenditures	24,570	36,855	49,140	**42,998**
Individual Performance	163,800	245,700	327,600	**319,410**
Total for Peter J. Bulgarelli	**$ 468,000**	**$ 702,000**	**$ 936,000**	**$ 887,953**
T. Richard Riney				
Normalized FFO/Share	$ 288,456	$ 403,838	$ 576,912	**$ 576,912**
Fixed Charge Coverage	72,114	100,960	144,228	**102,690**
R&I Development Growth	108,171	151,439	216,342	**216,342**
Individual Performance	252,399	353,359	504,798	**353,359**
Total for T. Richard Riney	**$ 721,140**	**$ 1,009,596**	**$ 1,442,280**	**$ 1,249,303**

The dollar value of each Named Executive Officer's award is set forth in the "Non-Equity Incentive Plan Compensation" column of the 2019 Summary Compensation Table.

2020 Annual Cash Incentive Award Program Metrics

In response to investor feedback and consistent with our strategic plan for 2020, our Compensation Board Members approved several changes to the performance metrics for the 2020 annual cash incentive award program as compared to 2019: (i) the Fixed Charge Coverage metric was eliminated, (ii) the Research & Innovation Development Growth metric was eliminated, (iii) the Normalized FFO per Share metric weighting was reduced from 40% to 30%, (iv) a Liquidity management metric was added at 15% weighting, (v) a Development Investment metric was added at 10% weighting and (vi) a Net Debt to Adjusted Pro Forma EBITDA metric was added at 10% weighting. The individual performance assessment metric remained unchanged at 35% weighting for all Named Executive Officers.

Long-Term Equity Incentive Compensation

Our Compensation Committee believes that a substantial portion of each Named Executive Officer's compensation should be in the form of long-term equity incentive compensation. While the annual cash incentive program rewards management actions that positively impact short- and mid-term performance, equity incentive awards encourage management to create and sustain stockholder value over longer periods because their value is directly attributable to changes in the price of our common stock over time. In addition, equity awards promote management retention because their full value cannot be realized until vesting occurs, which generally requires continued employment for multiple years. At the beginning of each performance year, our Compensation Board Members approve specific performance metrics, goals and weightings and an award opportunity range (expressed as multiples of base salary and corresponding to threshold, target and maximum levels of performance) for each Named Executive Officer.

2019 Plan Design

In response to constructive feedback on our executive compensation program provided to us by our largest stockholders, we redesigned our long-term incentive compensation program in 2017, switching from a backward-looking plan to a forward-looking plan. We continued the use of this forward-looking plan structure for our 2019-2021 awards with one modification—our CEO's pRSU component was increased from 60% to 70%, again in response to constructive feedback received from our largest stockholders:



2019 Plan Design (CEO)

18.6%
30%
70%
25.7%
25.7%

2019 Plan Design (NEO)

16%
40%
22%
60%
22%

- Time-Based Restricted Stock Units (RSUs)
- Performance-Based Restricted Stock Units (pRSUs)
- TSR Relative to the MSCI U.S. REIT Index
- TSR Relative to the FTSE Nareit Equity Health Care Index
- Balance Sheet Strength: 3-year Net Debt to EBITDA

Our long-term equity incentive compensation program emphasizes our commitment to aligning pay and performance, retaining and motivating talented executives and rewarding superior performance without incentivizing undue risk-taking. In addition, our program is consistent with our overall strategy of targeting the total direct compensation of our Named Executive Officers at approximately the market median, subject to adjustment based on the unique skills, expertise and individual contributions of each Named Executive Officer. The key features of the 2019 program are summarized below.

// **Forward-Looking Rather than Retrospective.** The 2019 long-term equity incentive compensation program is prospective instead of retrospective. Performance-based awards are earned at a higher or lower level (including zero payout) based on future performance, rather than being granted following attainment of specified performance goals.

// **No Qualitative or Discretionary Goals.** Consistent with investor feedback, qualitative or discretionary goals, which comprised 50% of the award opportunity under the program prior to 2017, have been completely eliminated.

// **Three-Year Measurement Periods.** All pRSUs are earned and vest (or are forfeited) at the end of the three-year performance period.

// **Significant Performance-Based Component.** The aggregate target award value for our CEO is allocated such that 70% (increased from 60% in 2018) of the value is performance-based, in the form of pRSUs, and 30% (decreased from 40% in 2018) of the value is time-based RSUs. The aggregate target award value for each other Named Executive Officer in 2019 is allocated 60% in the form of pRSUs and 40% in the form of time-based RSUs.

// **Balanced Mix of Performance Metrics; Substantial Relative TSR Metric Weighting.** 51% of the CEO's overall award opportunity under the 2019 program (and 73.4% of the pRSU award component) may be earned based on two relative TSR metrics. 44% of each other Named Executive Officer's overall award opportunity (and 73.3% of the pRSU award component) may also be earned based on these TSR metrics. Consistent with our investors' strong preference for the maintenance of a risk mitigation metric, the remaining portion of the pRSU component for all our Named Executive Officers may be earned based on the three-year average of the ratio of the Company's net debt to adjusted pro forma EBITDA.

// **Three-Year RSU Vesting Period.** Time-based RSUs will vest in equal installments on each of the first three anniversaries of the grant date to promote retention, generally subject to the Named Executive Officer's continued employment with the Company on each such date. No portion of the RSUs will be vested as of the grant date.

// **Double-Trigger Vesting.** All awards granted under the 2019 program are subject to double-trigger vesting upon the consummation of a change of control.

// **Dividends Paid on pRSUs when Earned, if at All.** Dividend equivalents are accrued and paid on our Named Executive Officers' pRSUs if and to the extent pRSUs are earned based on performance during the applicable performance period, generally subject to the Named Executive Officer's continued employment through the end of the applicable performance period.

Long-Term Equity Incentive Award Opportunities

2019 Opportunities

In late 2018 and early 2019, our Compensation Board Members approved the 2019 long-term equity incentive award opportunities for our Named Executive Officers, which remained unchanged from 2018 opportunities (as a percentage of base salary) for all except Ms. Cafaro and Mr. Bulgarelli.

Ms. Cafaro:

// Performance-based component increased from 60% to 70%

➢ Further links CEO's total compensation opportunity to the Company's performance, in response to stockholder feedback
➢ Time-based equity opportunity reduced $689,500

// Threshold opportunity decreased 9%, target and maximum opportunities increased 6% and 12%, respectively

➢ Lower potential payouts for below-target performance
➢ Further incentivizes outperformance in line with the Company's pay-for-performance culture
➢ Adjustments largely driven by stockholder-focused decision to tie a larger portion of CEO's long-term equity opportunity to Company performance

// CEO will only benefit from these structural changes in her long-term equity incentive compensation opportunities if the Company maintains superior performance relative to the preestablished, 100% objective and rigorous 2019 pRSU goals, rewarding outperformance in line with the Company's pay-for-performance culture

Mr. Bulgarelli: 25% increase to his threshold, target and maximum opportunities, inclusive of his 2019 base salary adjustment

// Reflects his excellent 2018 performance and to bring his target total direct compensation closer to the market median

2020 Opportunities

In early 2020, our Compensation Board Members approved the 2020 long-term equity incentive award opportunities for our Named Executive Officers, which remained unchanged from 2019 opportunities (as a percentage of base salary) for all except Mr. Bulgarelli.

Mr. Bulgarelli: 25% increase to his threshold, target and maximum opportunities, inclusive of his 2020 base salary adjustment

// Approved in connection with our excellent Office performance, expansion of his responsibilities, growing Office portfolio and to bring his total compensation opportunity closer to market median

No opportunity increases for top three Named Executive Officers in 2020

Named Executive Officer	2018 Total Long-Term Equity Incentive Opportunity			2019 Total Long-Term Equity Incentive Opportunity			2020 Total Long-Term Equity Incentive Opportunity		
	Threshold	Target	Maximum	Threshold	Target	Maximum	Threshold	Target	Maximum
Debra A. Cafaro	$4,635,000	$8,305,000	$13,355,000	$4,229,550	$8,775,000	$14,978,925	$4,229,550	$8,775,000	$14,978,925
Robert F. Probst	1,787,805	2,979,675	4,416,192	1,841,439	3,069,065	4,542,216	1,841,439	3,069,065	4,542,216
John D. Cobb	1,784,599	2,974,331	4,408,272	1,838,136	3,063,560	4,534,069	1,838,136	3,063,560	4,534,069
Peter J. Bulgarelli	675,000	1,125,000	1,665,000	842,400	1,404,000	2,077,920	1,051,096	1,752,660	2,593,937
T. Richard Riney (1)	1,285,200	2,142,000	3,170,160	1,298,052	2,163,420	3,201,862	—	—	—

(1)   Mr. Riney was not eligible to receive a long-term equity incentive award in 2020 due to his retirement from the Company.

At these levels, the Compensation Board Members considered each Named Executive Officer's long-term equity incentive award opportunities to be within the competitive range given each individual's unique skills, expertise and contributions.

2019 Long-Term Equity Incentive Award Performance Metrics and Goals

For 2019, pRSUs may be earned, if at all, based on the Company's three-year performance from January 1, 2019 through December 31, 2021 in relation to the following three performance metrics.

Three-Year Relative TSR Compared to the MSCI U.S. REIT Index

Metric	Achievement	Goal	Weighting	
			pRSU Component	Total Opportunity
TSR relative to the MSCI U.S. REIT Index for the same period (from January 1, 2019 through December 31, 2019)	Below Threshold - No Payout	Below - 500 basis points	36.7% (CEO)	25.7% (CEO)
	Threshold	- 500 basis points		
	Target	Equal to Index	36.7% (Non-CEO)	22% (Non-CEO)
	Maximum	+ 500 basis points		

Why does this metric matter? TSR is the most direct measure of our creation and preservation of stockholder value. The MSCI U.S. REIT Index is comprised of small, mid and large cap REITs across a diverse set of industries and therefore represents an appropriate index against which we should compare our long-term TSR performance and reward our Named Executive Officers for superior performance.

How were the goals set? Following discussions with our largest stockholders and a comprehensive review of relative TSR metrics utilized at peer companies prior to adopting our forward-looking program in 2017, we selected a -500 basis points to + 500 basis points band to (i) provide a market-based spread of performance across potential performance scenarios in line with our peer companies, (ii) cap payments to our Named Executive Officers beyond a challenging point of outperformance and (iii) create a "zero payout" scenario in the case of below threshold underperformance.

Three-Year Relative TSR Compared to the FTSE Nareit Equity Health Care Index

Metric	Achievement	Goal	Weighting	
			pRSU Component	Total Opportunity
TSR relative to the FTSE Nareit Equity Health Care Index for the same period (from January 1, 2019 through December 31, 2019)	Below Threshold - No Payout	Below - 500 basis points	36.7% (CEO)	25.7% (CEO)
	Threshold	- 500 basis points		
	Target	Equal to Index	36.7% (Non-CEO)	22% (Non-CEO)
	Maximum	+ 500 basis points		

Why does this metric matter? TSR is the most direct measure of our creation and preservation of stockholder value. The FTSE Nareit Equity Health Care Index is comprised of all healthcare REITs and therefore represents an appropriate index against which we should compare our long-term TSR performance and reward our Named Executive Officers for superior performance.

How were the goals set? Following discussions with our largest stockholders and a comprehensive review of relative TSR metrics utilized at peer companies prior to adopting our forward-looking program in 2017, we selected a -500 basis points to + 500 basis points band to (i) provide a market-based spread of performance across potential performance scenarios in line with our peer companies, (ii) cap payments to our Named Executive Officers beyond a challenging point of outperformance and (iii) create a "zero payout" scenario in the case of below threshold underperformance.

Three-Year Reported Net Debt to Adjusted Pro Forma EBITDA

Metric	Weighting	
	pRSU Component	Total Opportunity
Reported Net Debt to Adjusted Pro Forma EBITDA (simple average of 12 quarter-ends from January 1, 2019 through December 31, 2019)	26.6% (CEO)	18.6% (CEO)
	26.7% (Non-CEO)	16% (Non-CEO)

Why does this metric matter? Reported Net Debt to Adjusted Pro Forma EBITDA reflects the strength of our balance sheet and our ability to generate sufficient cash flow earnings to meet our debt obligations. Our commitment to financial strength and flexibility—of which Reported Net Debt to Adjusted Pro Forma EBITDA is a key measure and an important element of our comprehensive risk management program—is especially important for REITs, which are required to distribute to stockholders a substantial portion of their annual taxable net income. By maintaining such financial strength, we are able to preserve and enhance stockholder value.

First, during recessionary economic cycles or other impacts to our EBITDA, a strong Reported Net Debt to Adjusted Pro Forma EBITDA enables us to weather downturns and continue to meet our debt obligations without impairing stockholder capital through dilutive equity offerings or distressed asset sales. In addition, this financial strength enables us to create stockholder value by enabling us to be opportunistic as we continue to execute on our acquisition and investment strategy. It also enables us to maintain a strong BBB+ or better credit rating, which enhances our cost of capital (a critical component of our continued investment strategy) and provides us with more consistent access to the debt capital markets even during periods of capital market disruption. We seek to maintain a strong Reported Net Debt to Adjusted Pro Forma EBITDA ratio, while avoiding suboptimal capitalization from an unnecessarily low ratio. This metric is balanced with our Normalized FFO per share growth metric to incent prudent growth while managing risk.

How were the goals set?   These goals have been set in alignment with our financial plan and business outlook, including funding our R&I pipeline and other value-creating investments. In accordance with SEC reporting rules, the Company will disclose the specific threshold, target and maximum goal levels and our performance relative to such targets in the proxy statement immediately following the conclusion of the pRSU performance period.

Form and Amount of 2019 Long-Term Equity Incentive Awards

Our 2019 long-term equity incentive program consisted of two components: (i) pRSUs, which comprise 70% of the regular award opportunity for our CEO and 60% for our other Named Executive Officers and (ii) time-based RSUs, which comprise 30% of the regular award opportunity for our CEO and 40% for our other Named Executive Officers.

In accordance with SEC reporting rules, the dollar value of each Named Executive Officer's 2019 forward-looking equity awards is reported as 2019 compensation in the "Stock Awards" columns of the 2019 Summary Compensation Table in this Proxy Statement (including pRSU awards reported at the target level), even though (i) the awards, if earned at all, may vest at a higher or lower amount (including zero for below threshold performance, as was the case for both relative TSR metrics upon vesting of the 2017 pRSUs at the end of 2019) and the stock price may vary at vesting from the grant date price, (ii) the relevant performance period for pRSUs will conclude at the end of 2021 and (iii) no portion of the 2019 time-based RSUs vested in 2019.

2019 pRSUs

The range of pRSU payouts is 0% - 201% of target for Ms. Cafaro and 0% - 180% for the other Named Executive Officers. Ms. Cafaro received pRSUs with a target award opportunity of 571% of her base salary with threshold and maximum award opportunities of 26% of target and 201% of target, respectively. Each Named Executive Officer other than Ms. Cafaro received pRSUs with target award opportunities ranging from 180% - 285% of their base salaries, with threshold and maximum award opportunities of 33% of target and 180% of target, respectively. The table below sets forth each Named Executive Officer's award opportunity, which was determined by dividing the award dollar amount approved by our Compensation Board Members by the closing price of our stock on the grant date:

Named Executive Officer	Threshold pRSUs	Target pRSUs	Maximum pRSUs
Debra A. Cafaro	25,051	96,352	193,669
Robert F. Probst	9,628	28,885	51,993
John D. Cobb	9,611	28,833	51,900
Peter J. Bulgarelli	4,404	13,214	23,785
T. Richard Riney	6,787	20,361	36,650

These awards will be earned, if at all, based on the Company's performance from January 1, 2019 through December 31, 2021 in relation to the preestablished performance goals described above. Dividends will be accrued on pRSU awards and will be paid if and to the extent pRSUs are earned and ultimately pay out to award recipients. These pRSUs are intended to reward long-term performance, strengthen our pay for performance linkage with our stockholders and enhance retention of our Named Executive Officers.

2019 Time-Based RSUs

The grant date value of the time-based RSU component was equal to 245% of Ms. Cafaro's base salary and ranged from 120% to 190% of each other Named Executive Officer's base salary.

Named Executive Officer	Time-Based RSUs
Debra A. Cafaro	41,294
Robert F. Probst	19,256
John D. Cobb	19,222
Peter J. Bulgarelli	8,809
T. Richard Riney	13,574

One third of the time-based RSUs will vest on each of the first three anniversaries of the grant date, generally subject to the Named Executive Officer's continued employment with the Company on each such date. These time-based awards are intended to enhance retention among our Named Executive Officers. Dividends are paid on time-based awards in the same manner as paid to all of our stockholders.

2017 pRSU Goal Achievement and Payout

In February 2020, our Compensation Board Members certified achievement of the pRSU performance goals for the January 1, 2017 – December 31, 2019 performance period and approved payout of the 2017 pRSUs as follows:

Performance Goal	Weighting	Achievement	Goal	2017 pRSU Achievement				
				Cafaro	Probst	Cobb	Bulgarelli (1)	Riney (2)
Three-Year Relative TSR Compared to the MSCI REIT Index	5/12 of total target award	Below Threshold	Below - 500 basis points	0	0	0	—	0
		Threshold	- 500 basis points	10,213	4,118	4,051	—	3,000
		Target	Equal to Index	31,239	10,296	10,128	—	7,500
		Maximum	+ 500 basis points	68,607	18,533	18,232	—	13,501
		Actual	**- 556 basis points**	**0**	**0**	**0**	**—**	**8,891**
Three-Year Relative TSR Compared to the FTSE Nareit Equity Health Care Index	7/24 of total target award	Below Threshold	Below - 500 basis points	0	0	0	—	0
		Threshold	- 500 basis points	7,148	2,883	2,836	—	2,100
		Target	Equal to Index	21,868	7,207	7,090	—	5,250
		Maximum	+ 500 basis points	48,025	12,973	12,762	—	9,450
		Actual	**- 707 basis points**	**0**	**0**	**0**	**—**	**3,469**
Three-Year Reported Net Debt to Adjusted Pro Forma EBITDA	7/24 of total target award	Below Threshold	Above 6.0x	0	0	0	—	0
		Threshold	6.0x	7,148	2,883	2,836	—	2,100
		Target	5.8x	21,868	7,207	7,090	—	5,250
		Maximum	5.6x	48,025	12,973	12,762	—	9,450
		Actual	**5.63x**	**44,101**	**12,108**	**11,911**	**—**	**8,785**
			Total Earned pRSUs	**44,101**	**12,108**	**11,911**	**—**	**21,145**

(1)   Mr. Bulgarelli commenced employment with the Company in 2018 and therefore was not eligible to earn 2017 long-term equity incentive awards.

(2)   Mr. Riney retired from the Company and transitioned to a consultant to the Company on October 15, 2019, which entitled him to earn a prorated 2017 pRSU award based on actual achievement vs. the performance goals through October 15, 2019. Mr. Riney's full potential 2017 pRSU awards are reported above in the threshold, target and maximum rows but Mr. Riney's actual awards are reported on a prorated basis.

2020 Long-Term Equity Incentive Award Metrics

The two relative TSR metrics and weightings remained unchanged from 2019, meaning that greater than 70% of the 2020 pRSU value for our Named Executive Officers continues to be tied to rigorous relative TSR metrics. In response to investor feedback and consistent with our strategic plan and commitment to ESG initiatives, our Compensation Board Members approved multiple changes to the performance metrics and goals for the 2020 pRSUs as compared to 2019: (i) the three-year Reported Net Debt to Adjusted Pro Forma EBITDA metric was eliminated, (ii) a three-year Research & Innovation Pipeline Openings metric was added at 11.7% weighting for the CEO and 10% weighting for all other Named Executive Officers and (iii) a quantitative Gender Balance metric focused on improving the Company's representation of women employees was added at 6.9% weighting for the CEO and 6% weighting for all other Named Executive Officers, in alignment with our inclusive Company culture and values.

Other Benefits and Perquisites

Our executive compensation program focuses on the elements described above, with extremely limited provision of perquisites. Our Named Executive Officers are generally eligible to participate in the same benefit programs that we offer to other employees, which in 2019 included the following:

//   health, dental and vision insurance (of which we paid 90% of the premium in 2019);

//   short-term disability, long-term disability and life insurance coverage (at no cost to the employee); and

//   participation in a 401(k) plan (to which we made matching contributions up to 3.5% of the employee's base salary, up to the federal limit, in 2019).

We believe these benefits are competitive with overall market practices. In addition, we provide certain limited perquisites and other benefits to attract and retain superior employees for key positions. The only benefits provided to our Named Executive Officers in 2019 that was not otherwise available to all employees consisted of legacy supplemental disability and life insurance coverage, including reimbursement for taxes relating to that life insurance coverage, for Ms. Cafaro, as well as an opportunity to receive an executive physical medical examination. Our Compensation Committee periodically reviews the perquisites and other personal benefits provided to each Named Executive Officer and has determined that they are consistent with current market practice. Except for the eligibility to participate in, and our matching contributions to, the 401(k) plan, as described above, we do not provide our Named Executive Officers with any retirement benefits.

Other Policies

// **Severance Benefits.** As described in detail and quantified below in the "Employment and Severance Agreements with Named Executive Officers" section, our Named Executive Officers are entitled to receive severance benefits under existing agreements upon certain qualifying terminations of employment (subject to any required payment delay pursuant to Section 409A of the Code). Generally, these severance arrangements support executive retention and continuity of management and provide replacement income if an executive is terminated involuntarily other than for cause. None of our executive officers are entitled to severance benefits solely upon a change of control of our company. Moreover, none of our Named Executive Officers are entitled to any tax gross-ups with respect to payments made in connection with a change of control. In 2013, consistent with our commitment to strong corporate governance and responsiveness to our stockholders, our Board adopted a policy against tax gross-up arrangements, which formalized our existing practice of not entering into new tax gross-up arrangements with our executive officers.

// **Tax Considerations.** Section 162(m) of the Code generally places a limit of $1 million on the amount of compensation that we may deduct in any year with respect to certain covered executive officers. Although we consider the impact of Section 162(m), as well as other tax and accounting consequences, when developing and implementing our executive compensation programs, our Compensation Committee retains flexibility to make compensation decisions that do not meet the requirements for deductibility under Section 162(m) when it considers it appropriate or necessary to do so.

In addition, due to ambiguities and uncertainties as to the interpretation and application of Section 162(m) of the Code, no assurances can be given that compensation would satisfy the requirements for deductibility under Section 162(m), even if intended to do so. Accordingly, our Compensation Committee may approve compensation that exceeds the $1 million limit or does not otherwise meet the requirements of Section 162(m).

// **Minimum Share Ownership Guidelines for Executive Officers.** Our minimum share ownership guidelines require each executive officer to maintain a minimum equity investment in our company based upon a multiple (six times in the case of the CEO and three times in the case of all other executive officers) of his or her base salary at the time his or her compliance with the guidelines is evaluated. Each executive officer must achieve the minimum equity investment within five years from the date he or she first becomes subject to the guidelines and, until that time, must retain at least 60% of the shares of our common stock granted to the executive officer or purchased by the executive officer through the exercise of stock options. The independent members of our Board annually review each executive officer's compliance with the guidelines as of July 1. All of our executive officers (other than Mr. Bulgarelli, who is still subject to the transition period) are currently in compliance with the minimum share ownership guidelines. Except as described above, our minimum share ownership guidelines and our 2012 Incentive Plan do not specify a minimum holding period for stock options, restricted stock or other equity grants.

// **Recoupment Policy.** The Board has adopted a Policy for Recoupment of Incentive Compensation that allows us to recapture amounts paid to our executive officers under certain circumstances. Under this policy, our Compensation Committee may require an executive officer to repay all or a portion of any excess cash or equity incentive compensation he or she received during the preceding three-year period if the incentive compensation was based on achieving certain financial results that were later required to be restated due to our material noncompliance with any financial reporting requirement.

Following the SEC's adoption of final rules regarding executive compensation recoupment policies pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we will review our recoupment policy and make any changes necessary to comply with the final rules.

// **Anti-Hedging and Pledging Policy.** Our Securities Trading Policy prohibits our directors, executive officers and employees from engaging in derivative and other hedging transactions in our securities and restricts our executive officers and directors from holding our securities in margin accounts or otherwise pledging our securities to secure loans without the approval of our Audit Committee. No executive officer or director pledged or held our securities in margin accounts at any time during 2019.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the 2019 Form 10-K.

COMPENSATION COMMITTEE

Richard I. Gilchrist, Chair

Roxanne M. Martino   James D. Shelton

2019 Summary Compensation Table

The following table sets forth the compensation awarded or paid to, or earned by, each of our Named Executive Officers:

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)(2)	Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
Debra A. Cafaro	2019	$1,075,000	$ —	$ 8,354,679	$ —	$ 1,789,631 (4)	$ 129,025	$ 11,348,335
Chairman of the Board and CEO	2018	1,075,000	—	8,211,805	—	3,749,600	79,797	13,116,202
	2017	1,075,000	—	17,385,196	3,530,299	3,199,200	64,912	25,254,607
Robert F. Probst	2019	646,119	—	2,835,139	—	1,387,864	24,155	4,893,277
EVP and Chief Financial Officer	2018	627,300	—	2,838,860	—	1,518,850	10,591	4,995,601
	2017	615,000	—	5,647,649	973,955	1,357,613	10,080	8,604,297
John D. Cobb	2019	644,960	—	2,830,077	—	1,447,451	20,228	4,942,716
EVP and Chief Investment Officer	2018	626,175	—	2,833,802	—	1,516,126	14,250	4,990,353
	2017	605,000	—	5,502,415	906,278	1,335,538	10,080	8,359,311
Peter J. Bulgarelli (5)	2019	468,000	—	1,296,989	—	887,953	16,867	2,669,809
EVP, Office; President and CEO, Lillibridge Healthcare Services, Inc.	2018	329,178	675,000	979,000	—	77,824	4,318	2,065,320
T. Richard Riney (6)	2019	576,912	—	1,998,507	—	—	1,276,584	3,852,003
Former EVP, Chief Administrative Officer, General Counsel and Ethics and Compliance Officer	2018	571,200	—	2,040,801	—	1,338,036	12,397	3,962,434
	2017	560,000	—	4,436,973	890,050	1,221,500	12,222	7,120,745

(1) The amounts shown in the Stock Awards column for 2019 reflect the full grant date fair value ("GDFV") of the 2019 pRSUs and the 2019 time-based RSUs, calculated pursuant to FASB guidance relating to fair value provisions for share-based payments. See Note 12 of the Notes to Consolidated Financial Statements included in the 2019 Form 10-K for a discussion of the assumptions used in calculating GDFV. For further information on these awards, see the 2019 Grants of Plan-Based Awards Table and 2019 Outstanding Equity Awards at Fiscal Year-End Table in this Proxy Statement. These grant date award values, including the maximum potential value of pRSUs as of the grant date, are shown below.

Name	Time-Based RSUs	pRSUs (at Target)	Total Grant Date Fair Value	Maximum Value of pRSUs
Debra A. Cafaro	$ 2,632,493	$ 5,722,186	$ 8,354,679	$ 11,501,683
Robert F. Probst	1,227,570	1,607,569	2,835,139	2,893,621
John D. Cobb	1,225,403	1,604,674	2,830,077	2,888,442
Peter J. Bulgarelli	561,574	735,415	1,296,989	1,323,734
T. Richard Riney	865,343	1,133,164	1,998,507	2,039,727

(2) In accordance with SEC reporting rules, amounts shown in the Stock Awards and Option Awards columns for 2017 include the GDFV of (i) the final backward-looking restricted stock and option awards that were granted in 2017 but earned based on 2016 performance, (ii) the initial forward-looking pRSU and RSU awards granted in 2017 but earned (or forfeited) based on 2017-19 performance and (iii) time-based one-time RSU transition equity awards designed to partially mitigate the temporary realized pay reduction that occurred upon adoption of our forward-looking plan. The **amounts shown in the table do not include the greater than $6.2 million equity compensation forfeitures**, inclusive of related dividend equivalents, that occurred as a result of our below-threshold performance (and zero payouts upon vesting) for both relative TSR metrics under our 2017 pRSU awards, calculated as follows:

Name	MSCI TSR pRSUs (2017 Target)	FTSE TSR pRSUs (2017 Target)	Forfeited TSR pRSUs (Total 2017 Target)	Forfeited pRSUs (Value at $62.22 Grant Price)	Dividend Equivalent Forfeiture	Total Forfeiture Value
Debra A. Cafaro	31,239	21,868	53,107	$ 3,304,318	$ 459,641	$ 3,763,959
Robert F. Probst	10,296	7,207	17,503	1,089,037	151,488	1,240,525
John D. Cobb	10,128	7,090	17,218	1,071,304	149,022	1,220,326
Total	51,663	36,165	87,828	$ 5,464,658	$ 760,151	$ 6,224,810

(3) The 2019 All Other Compensation amounts include supplemental disability and life insurance premiums, group term life insurance premiums ("GTL"), GTL tax reimbursement, 401(k) matching contributions, amounts relating to executive physicals and accrued interest on dividend equivalents earned upon pRSU vesting, as shown below.

Name	Supp. Disability	Supp. Life	GTL	GTL Tax	401(k)	Exec. Physical	pRSU Interest	Total
Debra A. Cafaro	$ 73,391	$ 19,243	$ 2,772	$ 2,333	$ 9,800	$ —	$ 21,486	$ 129,025
Robert F. Probst	—	—	966	—	9,800	7,490	5,899	24,155
John D. Cobb	—	—	630	—	9,800	3,995	5,803	20,228
Peter J. Bulgarelli	—	—	2,772	—	9,800	4,295	—	16,867
T. Richard Riney	—	—	2,195	—	9,800	4,295	10,991	27,281

(4) **Ms. Cafaro's 2019 amount reflects the Compensation Board Members' application of negative discretion, which reduced Ms. Cafaro's 2019 award by 50% (nearly $1.8 million) from her earned amount**, as further described in the Compensation Discussion and Analysis section.

(5) The table omits 2017 amounts for Mr. Bulgarelli because he joined the Company in 2018. Since Mr. Bulgarelli was guaranteed a minimum target annual cash incentive award for 2018 only, we included such target amount in the 2018 Bonus column and the amount earned in excess of his target award in the Non-Equity Incentive Plan Compensation column.

(6) Mr. Riney retired from the Company and transitioned to a Senior Advisor role on October 15, 2019. His amount shown in the **Base Salary** column for 2019 includes his 2019 base salary through October 15, 2019 and consulting fees (at the same rate as his 2019 base salary) he earned through December 31, 2019. His amount shown in the **All Other Compensation** column for 2019 includes his full 2019 annual cash incentive award ($1,249,303) earned in accordance with the terms of his Consulting Agreement with the Company.

2019 Grants of Plan-Based Awards Table

The following table provides additional information relating to grants of plan-based awards made to our Named Executive Officers during 2019:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated future payouts under equity incentive plan awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards (1)
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Debra A. Cafaro	— (2)	$ 1,290,000	$ 2,150,000	$ 3,870,000	—	—	—	—	$ —
	2/11/2019 (3)	—	—	—	25,051	96,352	193,669	—	5,722,186
	2/11/2019 (4)	—	—	—	—	—	—	41,294	2,632,493
Robert F. Probst	— (2)	807,649	1,130,708	1,615,298	—	—	—	—	—
	2/11/2019 (3)	—	—	—	9,628	28,885	51,993	—	1,607,569
	2/11/2019 (4)	—	—	—	—	—	—	19,256	1,227,570
John D. Cobb	— (2)	806,200	1,128,680	1,612,400	—	—	—	—	—
	2/11/2019 (3)	—	—	—	9,611	28,833	51,900	—	1,604,674
	2/11/2019 (4)	—	—	—	—	—	—	19,222	1,225,403
Peter J. Bulgarelli	— (2)	468,000	702,000	936,000	—	—	—	—	—
	2/11/2019 (3)	—	—	—	4,404	13,214	23,785	—	735,415
	2/11/2019 (4)	—	—	—	—	—	—	8,809	561,574
T. Richard Riney	— (2)	721,140	1,009,596	1,442,280	—	—	—	—	—
	2/11/2019 (3)	—	—	—	6,787	20,361	36,650	—	1,133,164
	2/11/2019 (4)	—	—	—	—	—	—	13,574	865,343

(1) The amounts shown reflect the full grant date fair value of the awards calculated pursuant to FASB guidance regarding fair value provisions for share-based payments. See Note 12 of the Notes to Consolidated Financial Statements included in our 2019 Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value.

(2) The amounts shown represent each Named Executive Officer's threshold, target and maximum annual cash incentive opportunities for performance in 2019. These opportunities were approved by our Compensation Board Members in January 2019. The actual amount of each Named Executive Officer's award is based on the achievement of certain performance goals as discussed in our CD&A. The annual cash incentive awards earned by our Named Executive Officers for performance in 2019 were paid during the first quarter of 2020. Such earned awards are shown in the "Non-Equity Incentive Plan Compensation" column (or, in the case of Mr. Riney only, in the "All Other Compensation" column) of the 2019 Summary Compensation Table.

(3) The amounts shown represent our Named Executive Officer's threshold, target and maximum pRSU award opportunities for performance from January 1, 2019 – December 31, 2021. These opportunities were approved by our Compensation Board Members in January 2019. The actual amount of each Named Executive Officer's earned pRSUs, if any, will be based on the achievement of certain performance goals as discussed in our CD&A.

(4) The amounts shown reflect time-based RSUs granted to our Named Executive Officers as part of the forward-looking long-term equity incentive plan for 2019. These shares vest in three equal annual installments, with the first installment vesting on the first anniversary of the date of grant.

2019 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding equity-based awards granted to our Named Executive Officers that were outstanding at December 31, 2019:

Name	Option Awards (1)				Stock Awards (1)			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (2)	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested (3)	Market Value of Shares or Units That Have Not Vested (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (4)
Debra A. Cafaro	216,906	—	$ 46.88	1/18/2022	—	$ —	—	$ —
	208,802	—	55.50	1/23/2023	—	—	—	—
	401,756	—	51.85	1/29/2024	—	—	—	—
	377,758	—	65.94	1/21/2025	—	—	—	—
	123,870	—	53.79	1/27/2026	—	—	—	—
	123,870	—	65.45	5/4/2026	—	—	—	—
	123,870	—	73.71	8/3/2026	—	—	—	—
	123,870	—	63.24	11/2/2026	—	—	—	—
	673,079	—	62.22	1/18/2027	—	—	—	—
	—	—	—	—	97,580	5,634,269	185,509	11,434,296
Robert F. Probst	26,083	—	65.94	1/21/2025	—	—	—	—
	33,592	—	53.79	1/27/2026	—	—	—	—
	33,591	—	65.45	5/4/2026	—	—	—	—
	33,591	—	73.71	8/3/2026	—	—	—	—
	33,591	—	63.24	11/2/2026	—	—	—	—
	185,692	—	62.22	1/18/2027	—	—	—	—
	—	—	—	—	39,073	2,256,075	60,872	3,760,631
John D. Cobb	28,724	—	59.21	3/8/2023	—	—	—	—
	26,634	—	51.85	1/29/2024	—	—	—	—
	78,753	—	65.94	1/21/2025	—	—	—	—
	31,005	—	53.79	1/27/2026	—	—	—	—
	31,005	—	65.45	5/4/2026	—	—	—	—
	31,004	—	73.71	8/3/2026	—	—	—	—
	31,004	—	63.24	11/2/2026	—	—	—	—
	172,789	—	62.22	1/18/2027	—	—	—	—
	—	—	—	—	38,923	2,247,414	60,763	3,753,898
Peter J. Bulgarelli	—	—	—	—	14,831	856,342	26,763	1,641,070
T. Richard Riney	78,844	—	65.94	1/21/2025	—	—	—	—
	29,702	—	65.45	5/4/2026	—	—	—	—
	29,701	—	73.71	8/3/2026	—	—	—	—
	29,701	—	63.24	11/2/2026	—	—	—	—
	169,695	—	62.22	1/18/2027	—	—	—	—

(1)	All awards are reported on a post-spin-off of Care Capital Properties, Inc. (the "Spin-off") basis in order to reflect the arithmetic adjustment made to outstanding awards as of August 17, 2015, the effective date of the Spin-off, in order to exclude the impact of the Spin-off. The awards granted to our current Named Executive Officers shown in these columns (awards granted as of December 31, 2019) will vest (or have vested) as follows:

Date		Ms. Cafaro (Stock Units)	Mr. Probst (Stock Units)	Mr. Cobb (Stock Units)	Mr. Bulgarelli (Stock Units)	Mr. Riney (Stock Units)
2020	January 18	16,661	5,601	5,510		
	January 24	19,813	7,108	7,096		
	February 11	13,765	6,419	6,408	2,937	
	April 9				3,011	
	December 31*	0 – 179,513	0 – 57,690	0 – 57,587	0 – 24,390	
2021	January 24	19,812	7,108	7,095		
	February 11	13,765	6,419	6,407	2,936	
	April 9				3,011	
	December 31*	0 – 193,669	0 – 51,993	0 – 51,900	0 – 23,785	
2022	February 11	13,764	6,418	6,407	2,936	

* The pRSU awards are reported on these rows in a range because the pRSUs may be earned (or are forfeited) based on the Company's performance against preestablished performance goals from January 1, 2018 – December 31, 2020 or January 1, 2019 – December 31, 2021, as applicable. Earned awards, if any, will be paid out in the first quarter of the year following the end of the performance period.

(2) All previously issued outstanding option awards are fully vested and will expire on the tenth anniversary of the grant dates.

(3) Outstanding time-based RSUs vest in three equal annual installments beginning on the first anniversary of the date of grant. Our Named Executive Officers are generally entitled to dividends paid on unvested time-based RSUs.

(4) For purposes of the table, the market value of time-based RSUs and pRSU awards that have not vested is determined by multiplying the number of shares/units by $57.74, the closing price of our common stock on December 31, 2019.

(5) Outstanding pRSU awards may be earned and vest, if at all, in a single installment following the end of the applicable three-year performance period the date of grant. The pRSUs are reported at the target level because we are required by SEC rules to compare our performance through 2019 under the pRSU grant against the threshold, target and maximum performance levels for the grant and report the applicable potential share number. If the performance is between levels, we are required to report the potential payout at the next highest level. For example, if performance through the previous year exceeded target, even by only a modest amount, and even if it is unlikely that we will achieve the results that would dictate the payment of the maximum amount, we are required by SEC rules to report the maximum potential payouts. For the first year of the 2019-2021 performance period and the first two years of the 2018-2020 performance period, we tracked between the threshold and target levels of performance against the three pRSU performance goals on a combined basis and have accordingly reported the pRSUs at the target award levels. These amounts exclude the pRSU awards for the 2017-2019 performance period that vested based on the Company's performance through December 31, 2019 and are reported in the "2019 Options Exercised and Stock Vested" table.

Dividend equivalents are accrued and paid on our Named Executive Officers' pRSUs if and to the extent pRSUs are earned based on performance during the applicable performance period, generally subject to the Named Executive Officer's continued employment through the end of the applicable performance period. Thus, the unit amounts reported in the table also include the following accrued dividend equivalents at the target level (which are not paid unless and until the performance goals are met with respect to the underlying pRSUs):

Name	2018-2020 pRSU Dividend Equivalents	2019-2021 pRSU Dividend Equivalents	Total Dividend Equivalents
Debra A. Cafaro	$ 493,930	$ 229,077	**$ 723,007**
Robert F. Probst	177,208	68,674	**245,882**
John D. Cobb	176,892	68,550	**245,443**
Peter J. Bulgarelli	64,358	31,416	**95,774**
T. Richard Riney	—	—	**—**

2019 Options Exercised and Stock Vested Table

The following table sets forth information regarding the value realized by our Named Executive Officers pursuant to the vesting or exercise of equity-based awards during 2019:

Name	Option Awards (1)		Stock Awards (1)	
	Number of Shares Acquired Upon Exercise	Value Realized Upon Exercise	Number of Shares Acquired Upon Vesting	Value Realized Upon Vesting(2)
Debra A. Cafaro	224,248	$ 4,475,983	151,802	$ 9,138,491
Robert F. Probst	—	—	48,716	2,940,137
John D. Cobb	—	—	47,871	2,889,197
Peter J. Bulgarelli	—	—	3,012	187,075
T. Richard Riney	29,702	494,835	101,791	7,040,310

(1) If a Named Executive Officer used share withholding to pay the exercise price of options or to satisfy the tax obligations with respect to the option exercise or the vesting of restricted stock or RSUs, the number of shares acquired and the value realized were less than the amounts shown.

(2) The amounts shown in this column reflect the value of the earned 2017-19 pRSUs and RSUs, as applicable, based on the closing price of our common stock on the vesting dates. For Mr. Riney, this column includes the 2017, 2018 and 2019 pRSU awards he earned on a prorated basis in accordance with actual performance vs. the applicable performance goals through his October 15, 2019 retirement from the Company.

Employment and Severance Agreements with Named Executive Officers

We are party to the following employment and severance agreements with our Named Executive Officers:

// a second amended and restated employment agreement with Ms. Cafaro dated March 22, 2011 (the "Cafaro Employment Agreement");

// an offer letter to Mr. Probst dated September 16, 2014, and an employee protection and non-competition agreement with Mr. Probst dated September 16, 2014, as amended (collectively, the "Probst Employee Protection Agreement");

// an employee protection and noncompetition agreement with Mr. Cobb dated October 21, 2013, as amended (the "Cobb Employee Protection Agreement");

// an employee protection and noncompetition agreement with Mr. Bulgarelli dated March 20, 2018 (the "Bulgarelli Employee Protection Agreement"); and

// a consulting agreement with Mr. Riney dated October 15, 2019 (the "Riney Consulting Agreement") and, prior to October 15, 2019, (i) an amended and restated employment agreement with Mr. Riney dated July 31, 1998, as amended (the "Former Riney Employment Agreement"), and (ii) an amended and restated change-in-control severance agreement with Mr. Riney dated March 22, 2011 (the "Former Riney Severance Agreement").

Under these agreements, our current Named Executive Officers are entitled to receive severance benefits upon certain qualifying terminations of employment (subject to any required payment delay pursuant to Section 409A of the Code). At the time we entered into each of the agreements, our Compensation Board Members considered the potential severance benefits to be necessary to attract and retain top executives and, generally based on market compensation analyses of the Compensation Committee's independent compensation consultant, to be consistent with then current competitive market practices. None of the current agreements provide for any tax gross-up payments in connection with a change of control, and in 2013, consistent with our commitment to strong corporate governance and responsiveness to stockholders, we formalized our existing practice of not entering into new tax gross-up arrangements with our executive officers.

Cafaro Employment Agreement

The Cafaro Employment Agreement provides Ms. Cafaro with an annual base salary of not less than $915,000 and eligibility to participate in our incentive and other employee benefit plans. The Cafaro Employment Agreement also requires that we provide Ms. Cafaro with $2 million of life insurance coverage and executive disability coverage that would provide annual benefits of at least 100% of her base salary. Under the Cafaro Employment Agreement, the term of Ms. Cafaro's employment will continue until terminated or the Cafaro Employment Agreement is amended. Upon termination of Ms. Cafaro's employment for any reason, Ms. Cafaro will be subject to noncompetition and nonsolicitation restrictions for a period of one year, as well as certain confidentiality and nondisparagement restrictions.

Under the terms of the Cafaro Employment Agreement, Ms. Cafaro is entitled to the benefits summarized below upon the event specified. Under certain circumstances, Ms. Cafaro's severance payments or other benefits are subject to reduction such that there will be no taxes imposed upon her by Section 4999 of the Code or any similar state or local tax.

Termination For Cause[1] or Without Good Reason[2]
// None

Change of Control[3] Without a Termination of Employment
// None

Termination Other Than For Cause or With Good Reason (In connection with a Change of Control or otherwise)
// Prorated portion of Target Bonus[4] for the year of termination
// 3x sum of (x) base salary in effect, plus (y) Target Bonus for the year of termination
// Full vesting of all restricted stock, stock options and other performance-related compensation (assuming maximum individual and company performance)
// Continuation of medical, dental, life and disability insurance benefits for two years
// Outplacement services, including executive office space and an executive secretary, for one year following termination, with an aggregate cost not to exceed $50,000

Death/Disability
// Prorated portion of Target Bonus for the year of termination
// Continuation of medical and dental insurance benefits for two years (disability only)

(1) "Cause" means Ms. Cafaro's: (1) conviction of or plea of *nolo contendere* to a crime involving moral turpitude; or (2) willful and material breach of her duties and responsibilities that is directly and materially harmful to our business and reputation and that is committed in bad faith or without reasonable belief that such conduct is in our best interests and, with respect to (2), the Board's adoption of a resolution by a vote of at least 75% of its members so finding after giving Ms. Cafaro and her attorney an opportunity to be heard.

(2) "Good Reason" means the occurrence of any of the following events: (1) a diminution in Ms. Cafaro's position, authority, duties or responsibilities as Chief Executive Officer (Ms. Cafaro ceasing to be the chief executive officer of a publicly traded company following a transaction in which we are a participant will constitute a diminution under this clause (1)); (2) a reduction in Ms. Cafaro's base salary, maximum annual bonus opportunity or, except as uniformly applicable to all of our similarly situated executives, benefits and perquisites; (3) our requiring Ms. Cafaro to relocate her principal business office to a location more than 30 miles from her existing office; (4) our failure or refusal to comply with any provision of the Cafaro Employment Agreement; (5) certain events of bankruptcy involving our company; and (6) our failure to obtain the assumption of the Cafaro Employment Agreement by any successor to all or substantially all of our business and/or assets.

(3) "Change of Control" means the occurrence of any of the following events: (1) beneficial ownership by any "person" or "group" (as those terms are defined in the Exchange Act), other than us, our subsidiaries or any employee benefit plan maintained by us, of 20% or more of any class of our outstanding equity securities or the combined voting power of our outstanding voting securities; (2) persons who constituted our Board as of March 22, 2011, together with any new director whose election or nomination for election was approved by a vote of a majority of those persons, cease for any reason to constitute a majority of our Board; (3) consummation of a merger, consolidation or reorganization involving us (subject to certain exceptions); (4) approval by our stockholders of a complete liquidation or dissolution of our company; (5) approval by our stockholders of an agreement for the assignment, sale, conveyance, transfer, lease or other disposition of all or substantially all of our assets to any person, other than our subsidiaries; (6) any transaction which is reasonably likely to result in our company ceasing to be a REIT; and (7) any other event that the Board determines constitutes an effective Change of Control.

(4) "Target Bonus" means the greater of (1) the highest bonus paid to Ms. Cafaro pursuant to our annual incentive plan for any of the three preceding calendar years and (2) the full amount of Ms. Cafaro's annual bonus, assuming maximum individual and company performance, in respect of service for the year of termination.

Employee Protection Agreements for Messrs. Probst, Cobb and Bulgarelli

The Probst Employee Protection Agreement provides Mr. Probst with an initial annual base salary of $575,000, subject to annual review commencing in 2016, and eligibility to participate in our incentive and other employee benefit plans. Upon termination of Messrs. Probst, Cobb or Bulgarelli's (collectively, the "Executives") employment for any reason, the Executives will be subject to noncompetition, nonsolicitation and noninterference restrictions for a period of one year, as well as certain confidentiality and nondisparagement restrictions, except that Mr. Probst's Employee Protection Agreement was amended in 2017 to provide for noncompetition restrictions lasting for two years in the event he is terminated without Cause or for Good Reason within one year of a Change in Control (each term as defined in his Employee Protection Agreement). Following a review of competitive market practices, the Employee Protection Agreements for Messrs. Probst and Cobb were amended in 2017 to remove the caps on certain cash severance amounts.

Under the terms of the Employee Protection Agreements for the Executives, the Executives are entitled to the benefits summarized below upon the event specified. Under certain circumstances, the Executives' severance payments or other benefits are subject to reduction such that there will be no taxes imposed upon them by Section 4999 of the Code or any similar state or local tax.

Termination For Cause[1] or Without Good Reason[2]
// None

Change of Control[3] Without a Termination of Employment
// None

Termination Other Than For Cause or With Good Reason (Not in connection with Change of Control)
// Lump sum payment equal to the sum of base salary as then in effect and Target Annual Bonus[4] (in the case of Messrs. Probst and Bulgarelli) or Maximum Annual Bonus[5] (in the case of Mr. Cobb) for the year of termination
// Continuation of medical, dental and vision insurance benefits for up to one year (or lump sum equivalent in cash)

Termination Other Than For Cause or With Good Reason (Within one year of Change of Control)
// Lump sum payment equal to 2x (in the case of Mr. Probst) or 2.5x (in the case of Messrs. Cobb and Bulgarelli) the sum of base salary as then in effect and Maximum Annual Bonus (in the case of Mr. Probst) or Target Annual Bonus (in the case of Messrs. Cobb and Bulgarelli) for the year of termination
// Continuation of medical, dental and vision insurance benefits for up to two years (or lump sum equivalent in cash)

Death/Disability
// None

(1) "Cause" means the Executive's: (1) indictment for, conviction of, or plea of *nolo contendere* to any felony or misdemeanor involving fraud, dishonesty or moral turpitude; (2) willful or intentional material breach of duties and responsibilities; (3) willful or intentional material misconduct in the performance of duties; or (4) willful or intentional failure to comply with any lawful instruction or directive of the Chief Executive Officer.

(2) "Good Reason" means the occurrence of any of the following events: (1) a material diminution of the Executive's position, authority or duties; (2) a material reduction in the Executive's base salary or Target Annual Bonus opportunity; (3) our requiring the Executive to relocate his principal business office to any location that is more than 30 miles from our current Chicago headquarters; or (4) our failure to cause the assumption of the Employee Protection Agreement by any successor to all or substantially all of our business and/or assets, in each case, that is not cured within 30 days after written notice from the Executive.

(3) "Change of Control" means the occurrence of any of the following events: (1) beneficial ownership by any "person" or "group" (as those terms are defined in the Exchange Act), other than us, our subsidiaries or any employee benefit plan maintained by us, of 35% or more of the combined voting power of our outstanding voting securities; (2) persons who constituted our Board as of September 30, 2013 (in the case of Messrs. Probst and Cobb) or March 20, 2018 (in the case of Mr. Bulgarelli), together with any new director whose election or nomination for election was approved by a vote of a majority of those persons, cease for any reason to constitute a majority of our Board; (3) consummation of a merger, consolidation or reorganization involving us (subject to certain exceptions); (4) approval by our stockholders of a complete liquidation or dissolution of our company; or (5) approval by our stockholders of an agreement for the assignment, sale, conveyance, transfer, lease or other disposition of all or substantially all of our assets to any person, other than our subsidiaries.

(4) "Target Annual Bonus" means the Executive's annual bonus, assuming target individual and company performance.

(5) "Maximum Annual Bonus" means the full amount of the Executive's annual bonus, assuming maximum individual and company performance.

Riney Consulting Agreement

Mr. Riney retired from the Company on October 15, 2019 and entered into the Riney Consulting Agreement. The Riney Consulting Agreement went into effect immediately upon execution and superseded the Former Riney Employment Agreement and the Former Riney Severance Agreement (together, the "Prior Riney Agreements"). No cash severance or other payments were due or payable in connection with Mr. Riney's transition to consultant status, retirement or the termination of the Prior Riney Agreements.

Mr. Riney earned a monthly fee of $48,076 under the Riney Consulting Agreement, which was equal to his previous base salary. He was eligible to earn his annual cash incentive award in respect of his actual 2019 performance compared to the preestablished 2019 performance goals (i) in full if the consulting term ended on or after December 31, 2019 or (ii) on a prorated basis if the consulting term ended prior to December 31, 2019.

The treatment of Mr. Riney's outstanding equity awards were not affected by the terms of Riney Consulting Agreement, except that all of his previously vested and outstanding stock options were amended to remain exercisable until the expiration of the original option term. Pursuant to the terms of his outstanding equity award agreements, upon his retirement, Mr. Riney received accelerated vesting of his time-based RSUs and prorated vesting of his pRSU awards based on the Company's actual achievement vs. the applicable pRSU performance goals through his retirement date.

The Riney Consulting Agreement did not provide for any cash severance payments upon execution of the Riney Consulting Agreement or upon termination of the consulting relationship for any reason. The Riney Consulting Agreement had a two-month initial term and was extended until March 15, 2020, upon which time Mr. Riney ceased providing services to the Company in any capacity.

COMPENSATION TABLES

Treatment of Equity Awards Upon Termination or Change of Control

Time-Based RSUs

The outstanding time-based RSU award agreements under our 2012 Incentive Plan generally provide that, upon a Qualifying Termination (defined as involuntary termination within six months prior to or 24 months following a Change of Control) or in the event of death, disability or Retirement of a participant while employed by us, the restrictions and other conditions pertaining to the RSUs immediately lapse. "Retirement" is defined as a Named Executive Officer's termination of employment after reaching a combined age and years of service to the Company of 75, with a minimum age of 62.

In the event of involuntary termination in the absence of a Change of Control, Ms. Cafaro's time-based RSUs would become fully vested and the other Named Executive Officers would be treated as having one additional year of service for purposes of regular time-based RSU vesting.

In the event of Mr. Bulgarelli's Early Retirement, he would be treated as having one additional year of service for purposes of regular time-based RSU vesting. "Early Retirement" is defined as Mr. Bulgarelli's termination of employment after reaching a combined age and years of service to the Company of 70, with a minimum age of 65.

Time-based RSU awards do not receive any enhanced vesting solely upon a Change of Control.

Performance-Based RSUs

The outstanding pRSU award agreements under our 2012 Incentive Plan generally provide that, upon a Qualifying Termination, Ms. Cafaro would receive full vesting of the pRSUs at the maximum level and the other Named Executive Officers would receive full vesting of the pRSUs at the higher of actual or target performance through the change of control date.

In the event of death or disability, Ms. Cafaro would receive full vesting of the pRSUs at the higher of actual or target performance through the termination date and the other Named Executive Officers would receive full vesting of the pRSUs at the actual level of performance level through the termination date.

In the event of Retirement while employed by us, Ms. Cafaro would receive full vesting of the pRSUs at the higher of actual or target performance through the Retirement date unless the Retirement occurs after a Change of Control has occurred, in which case Ms. Cafaro would receive full vesting of the pRSUs at the maximum level. Upon Retirement (or Early Retirement in the case of Mr. Bulgarelli only), the other Named Executive Officers would receive prorated vesting of the pRSUs at the actual level of performance through the Retirement date.

In the event of involuntary termination in the absence of a Change of Control, Ms. Cafaro would receive full vesting of the pRSUs at the maximum level and the other Named Executive Officers would receive prorated vesting of the pRSUs at the actual level of performance through the termination date.

In the event of a Change of Control in the absence of a Qualifying Termination (or subsequent retirement in the case of Ms. Cafaro only), the pRSU awards convert to time-based awards upon a Change of Control and remain subject to the remaining vesting schedule. Ms. Cafaro's pRSU awards convert at a level equal to the higher of actual and target performance and the other Named Executive Officers' pRSU awards convert at a level equal to actual performance through the Change of Control date.

Potential Payments Upon Termination or Change of Control

The table below reflects the amount of compensation and benefits payable to each Named Executive Officer in the event of:

// termination for Cause or without Good Reason;

// termination other than for Cause or with Good Reason ("involuntary termination");

// a Change of Control (without any termination of employment);

// involuntary termination following a Change of Control;

// death or disability; and

// retirement, if eligible.

The amounts shown are estimates of the amounts that would be paid to the current Named Executive Officers assuming the applicable termination and/or Change of Control occurred on December 31, 2019. The actual amounts can be determined only if and when the Named Executive Officer's employment is terminated or the Change of Control occurs. Receipt of benefits upon termination is subject to the execution of a general release of claims by the Named Executive Officer or his or her beneficiary. Although our employment and severance agreements with our current Named Executive Officers contain certain restrictive covenants, including noncompetition and nonsolicitation provisions, no specific value to the company has been ascribed to these covenants in the table.

Benefit	Termination for Cause or without Good Reason	Involuntary Termination (without Change of Control)	Change of Control (without Termination)	Involuntary Termination Following Change of Control	Death or Disability	Retirement (1)
Debra A. Cafaro						
Prorated Target Bonus for year of termination (2)	$ —	$ 3,870,000	$ —	$ 3,870,000	$ 3,870,000	$ —
Payment equal to multiple of base salary in effect at termination (3)	—	3,225,000	—	3,225,000	—	—
Payment equal to multiple of Target Bonus for year of termination (2)(3)	—	11,610,000	—	11,610,000	—	—
Vesting of equity awards (4)(5)	—	27,181,798	—	27,181,798	16,345,559	16,345,559
Continued insurance benefits (6)	—	243,231	—	243,231	52,923	—
Office space and administrative services	—	50,000	—	50,000	—	—
Reduction (7)	—	—	—	—	—	—
Total for Debra A. Cafaro	$ —	$ 46,180,029	$ —	$ 46,180,029	$ 20,268,482	$ 16,345,559
Robert F. Probst						
Payment equal to multiple of base salary in effect at termination (3)	—	646,119	—	1,292,238	—	—
Payment equal to multiple of Target Annual Bonus for year of termination (2)(3)	—	1,130,708	—	—	—	—
Payment equal to multiple of Maximum Annual Bonus for year of termination (2)(3)	—	—	—	3,230,595	—	—
Vesting of equity awards (4)(5)	—	2,891,619	—	5,770,824	5,770,824	—
Continued insurance benefits (6)	—	26,615	—	53,230	—	—
Reduction (7)	—	—	—	(1,377,825)	—	—
Total for Robert F. Probst	$ —	$ 4,695,061	$ —	$ 8,969,062	$ 5,770,824	$ —
John D. Cobb						
Payment equal to multiple of base salary in effect at termination (3)	—	644,960	—	1,612,400	—	—
Payment equal to multiple of Target Annual Bonus for year of termination (2)(3)	—	—	—	2,821,700	—	—
Payment equal to multiple of Maximum Annual Bonus for year of termination (2)(3)	—	1,612,400	—	—	—	—
Vesting of equity awards (4)(5)	—	2,881,861	—	5,755,870	5,755,870	—
Continued insurance benefits (6)	—	26,615	—	53,230	—	—
Reduction (7)	—	—	—	—	—	—
Total for John D. Cobb	$ —	$ 5,165,836	$ —	$ 10,243,199	$ 5,755,870	$ —
Peter J. Bulgarelli						
Payment equal to multiple of base salary in effect at termination (3)	—	468,000	—	1,170,000	—	—
Payment equal to multiple of Target Annual Bonus for year of termination (2)(3)	—	702,000	—	1,755,000	—	—
Vesting of equity awards (4)(5)	—	1,048,789	—	2,401,638	2,401,638	—
Continued insurance benefits (6)	—	26,615	—	53,229	—	—
Reduction (7)	—	—	—	—	—	—
Total for Peter J. Bulgarelli	$ —	$ 2,245,404	$ —	$ 5,379,867	$ 2,401,638	$ —
T. Richard Riney						
2019 annual cash incentive award (8)	—	—	—	—	—	1,249,303
Vesting of equity awards (4)(5)	—	—	—	—	—	5,315,069
Total for T. Richard Riney	$ —	$ —	$ —	$ —	$ —	$ 6,564,372

(1) Because Mr. Riney terminated his employment with the Company due to his Retirement on October 15, 2019, we have only included the actual amounts received by Mr. Riney in connection with his Retirement. Ms. Cafaro was the only other Named Executive Officer to be eligible for Retirement or Early Retirement as of December 31, 2019, so we have omitted amounts in this column for Messrs. Probst, Cobb and Bulgarelli.

(2) "Target Bonus," "Target Annual Bonus" or "Maximum Annual Bonus," as applicable, for each Named Executive Officer is defined above under "Employment and Severance Agreements with Named Executive Officers."

(3) Multiples for the Named Executive Officers are as follows:

Name	Involuntary Termination (without Change of Control)	Involuntary Termination Following Change of Control
Debra A. Cafaro	3x	3x
Robert F. Probst	1x	2x
John D. Cobb and Peter J. Bulgarelli	1x	2.5x

(4) The table reflects target values for pRSU vesting scenarios where vesting occurs at the higher of actual or target performance through the applicable event date.

Because the pRSU awards convert to time-based awards upon a Change of Control and remain subject to the remaining vesting schedule in the event of a Change of Control in the absence of a Qualifying Termination (or subsequent retirement in the case of Ms. Cafaro only), we have not reported any pRSU award values in the "Change of Control (without Termination)" column.

(5) For our Named Executive Officers other than Mr. Riney, the table assumes a stock price of $57.74, the closing price of our common stock on December 31, 2019. For Mr. Riney, the table assumes a stock price of $72.24, the closing price of our common stock on October 15, 2019, the date of his Retirement from the Company, plus $10,991 in accrued interest on dividend equivalents. For purposes of the table, the value of vesting of RSUs and pRSUs is determined by multiplying the number of units vesting by $57.74 or $72.24, as applicable.

(6) In the event of her Disability, Ms. Cafaro would receive continued medical and dental premiums for a period of 24 months. In the event of her involuntary termination without Cause or for Good Reason, Ms. Cafaro would receive continued health, dental, life, short-term disability and long-term disability insurance premiums for a period of 24 months. In the event of involuntary termination without Cause or for Good Reason for each of Messrs. Probst, Cobb or Bulgarelli, such individual would receive continued health, dental and vision insurance premiums for a period of 12 months (24 months if such termination occurs within one year of a Change of Control).

(7) Pursuant to the Cafaro Employment Agreement and the Employee Protection Agreements for the Executives, under certain circumstances, payments or benefits to Ms. Cafaro and Messrs. Probst, Cobb and Bulgarelli are subject to reduction such that there will be no taxes imposed upon them by Section 4999 of the Code or any similar state or local tax. The reduction amount in the table above is based on a number of assumptions (including no value being assigned to restrictive covenants such as noncompetition and nonsolicitation provisions), which may ultimately be different at the time of a Change of Control or Qualifying Termination, resulting in corresponding adjustments to the reduction amount.

(8) Under the Riney Consulting Agreement, Mr. Riney was eligible to receive his full 2019 annual cash incentive award based on his actual performance with respect to the preestablished Company performance goals.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information with respect to our equity compensation plans as of December 31, 2019:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders (1)	4,077,030	$ 60.49	6,058,895
Equity compensation plans not approved by stockholders (2)	94,743	N/A	1,021,516
Total	**4,171,773**	**$ 60.49**	**7,080,411**

(1) These plans consist of: (a) the Employee and Director Stock Purchase Plan; (b) the 2006 Incentive Plan; (c) the 2006 Stock Plan for Directors; (d) and the 2012 Incentive Plan. As of December 31, 2019, 2,832,291 shares were available for future issuance under the Employee and Director Stock Purchase Plan and 3,226,604 shares were available for grant under the 2012 Incentive Plan. No additional grants are permitted under the Nationwide Health Properties, Inc. 2005 Performance Incentive Plan, the 2006 Incentive Plan or the 2006 Stock Plan for Directors.

(2) These plans consist of: (a) the Director Deferred Compensation Plan, under which our non-employee directors may receive, in lieu of director fees, units that settle into shares of our common stock on a one-for-one basis; and (b) the Executive Deferred Stock Compensation Plan, under which our executive officers may receive, in lieu of compensation, units that settle into shares of our common stock on a one-for-one basis.

CEO PAY RATIO

As required by SEC regulations, we are providing information regarding the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. For 2019, the median of the annual total compensation of all employees of the Company (other than our CEO) was $101,004 and the annual total compensation of our CEO, as reported in the 2019 Summary Compensation Table above, was $11,348,335. The ratio of our CEO's 2019 annual total compensation to our median employee's 2019 annual total compensation is 112 to 1. Our median employee was determined as of December 31, 2019 by selecting the employee, out of all of our employees who were employed on such date, with the median 2019 target total direct compensation (sum of base salary, target annual cash bonus and target equity award).

The pay ratio presented in this Proxy Statement is a reasonable estimate calculated in good faith, in a manner consistent with Item 402(u) of Regulation S-K, based on our payroll and employment records and the methodology described above. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratios reported by other companies may not be comparable to the pay ratio set forth above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

TRADING IN COMPANY SECURITIES

Our Securities Trading Policy prohibits our directors, executive officers and employees from engaging in derivative and other hedging transactions in our securities, as follows:

> Directors, officers and other employees of the Company ("Company Personnel"), their spouses and other immediate family members sharing their homes and trusts or other entities controlled by them ("Related Persons") and anyone designated to engage in securities transactions on behalf of Company Personnel may not (a) buy or sell any put or call options, warrants or similar derivative instruments with respect to Company securities, (b) buy or sell any other financial instruments that are designed to hedge or offset any decrease in the market value of Company securities beneficially owned by Company Personnel (e.g., prepaid variable forward contracts, equity swaps, collars and exchange funds) or (c) engage in "short sales" (i.e., sales of securities that are not owned by such person at the time of the sale) with respect to Company securities, even if they are not in possession of material, non-public information regarding the Company. The foregoing does not prohibit the exercise of options granted by the Company and, subject to the restrictions set forth in this Policy, the sale of shares acquired through such exercise. In addition, the foregoing does not prohibit general portfolio diversification transactions or investments in broad-based index funds.

Our Securities Trading Policy also restricts our executive officers and directors from holding our securities in margin accounts or otherwise pledging our securities to secure loans without the approval of our Audit Committee, as follows:

> Directors and officers of the Company who are subject to the reporting requirements under Section 16 of the Exchange Act and their Related Persons may not hold Company securities in margin accounts or pledge Company securities to secure loans without the prior approval of the Audit Committee of the Company's Board of Directors. All other employees of the Company and their Related Persons may not hold Company securities in margin accounts or pledge Company securities to secure loans without the prior approval of the Company's Management Capital Committee.

No executive officer or director pledged or held our securities in margin accounts at any time during 2019.

SECURITIES OWNERSHIP

Directors, Director Nominees and Executive Officers

Beneficial Ownership of Our Common Stock

The following table shows, as of March 20, 2020, the number of shares of our common stock beneficially owned by each of our directors and director nominees, each of our Named Executive Officers, and all of our directors, director nominees and executive officers as a group. For purposes of this table, shares beneficially owned includes shares over which a person has or shares voting power or investment power (whether or not vested). Except as otherwise indicated in the footnotes to the table, the named persons have sole voting and investment power over the shares of our common stock shown as beneficially owned by them. Each named person is deemed to be the beneficial owner of shares of our common stock that may be acquired within 60 days of March 20, 2020 through the exercise of stock options or the settlement of stock units, if any, and such shares are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person; however, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person. Subject to the preceding sentence, percentages are based on 373,063,831 shares of our common stock outstanding on March 20, 2020.

Name of Beneficial Owner	Vested and Unvested Shares of Common Stock		Shares Subject to Options Exercisable within 60 days		Stock Units That May Be Settled within 60 days		Total Shares of Common Stock Beneficially Owned	Percent of Class
Melody C. Barnes	10,580	+	—	+	—	=	10,580	*
Peter J. Bulgarelli	4,167	+	—	+	3,011	=	7,178	*
Debra A. Cafaro	717,727 (1)	+	2,301,481	+	—	=	3,019,208 (1)	*
John D. Cobb	50,346	+	430,918	+	—	=	481,264	*
Jay M. Gellert	81,834	+	11,880	+	74,750	=	168,464	*
Richard I. Gilchrist	29,846	+	8,934	+	—	=	38,780	*
Matthew J. Lustig	2,656	+	9,731	+	35,366	=	47,753	*
Roxanne M. Martino	10,297	+	—	+	8,243	=	18,540	*
Sean P. Nolan	2,131	+	—	+	—	=	2,131	*
Robert F. Probst	60,825	+	346,140	+	—	=	406,965	*
Walter C. Rakowich	10,297	+	—	+	—	=	10,297	*
Robert D. Reed	20,169	+	11,880	+	26,856	=	58,905	*
T. Richard Riney	216,219 (2)	+	337,643	+	—	=	553,862 (2)	*
James D. Shelton	12,340	+	11,880	+	31,936	=	56,156	*
All directors, director nominees and current executive officers as a group (15 persons)	1,013,215	+	3,132,844	+	180,162	=	4,326,221	1.2 %

* Less than 1%

(1)   Includes 5,000 shares held in trust for the benefit of Ms. Cafaro's immediate family, as to which Ms. Cafaro's spouse is the trustee. Ms. Cafaro disclaims beneficial ownership of these 5,000 shares.

(2)   Includes 1,300 shares held in Mr. Riney's IRA and 70,000 shares held in trust for the benefit of Mr. Riney's spouse, as to which Mr. Riney's spouse is the trustee. Mr. Riney retired from the Company and transitioned to a consultant to the Company on October 15, 2019, which entitled him to vest in his outstanding unvested time-based RSUs and to earn prorated pRSU awards based on actual achievement vs. the performance goals through October 15, 2019 (the "Retirement Vesting"). The information regarding Mr. Riney's beneficial ownership is based solely on his Section 16 filings through October 15, 2019, as adjusted to reflect his Retirement Vesting changes in beneficial ownership.

Director and Executive Officer 10b5-1 Plans

From time to time, certain of our directors and executive officers may adopt non-discretionary, written trading plans that comply with Rule 10b5-1 under the Exchange Act ("10b5-1 plans"). These 10b5-1 plans permit our directors and executive officers to monetize their equity-based compensation in an automatic and non-discretionary manner over time and are generally adopted for estate, tax and financial planning purposes. Our Securities Trading Policy requires preclearance of any 10b5-1 plan by our legal department and provides that directors and executive officers may enter into or modify a 10b5-1 plan only during an open trading window and while not in possession of material non-public information. In addition, our Securities Trading Policy generally prohibits our directors and executive officers from entering into overlapping 10b5-1 plans.

Principal Stockholders

The following table shows, as of March 20, 2020, the number of shares of our common stock beneficially owned by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock:

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class (1)
APG Asset Management US Inc. 666 3rd Ave., 2nd Floor New York, NY 10017	18,741,258 (2)	5.0 %
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	37,539,640 (3)	10.1 %
State Street Corporation One Lincoln Street Boston, MA 02111	24,966,403 (4)	6.7 %
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	49,115,047 (5)	13.2 %

(1)   Percentages are based on 373,063,831 shares of our common stock outstanding on March 20, 2020.

(2)   Based solely on information contained in a Schedule 13G filed by APG Asset Management US Inc. ("APG US"), APG Asset Management, N.V. ("APG NV"), APG Groep, N.V. ("APG Group"), and Stichting Pensioenfonds ABP ("Stichting") on March 12, 2020. Each of APG US, APG NV, APG Group and Stichting reported that, as of March 11, 2020, it had sole voting and dispositive power over 0 shares of our common stock and shared voting and dispositive power over 18,741,258 shares of common stock. APG NV is wholly owned by APG Group and is the investment manager with respect to the reported ownership of our common stock. APG NV has delegated its investment and voting power with respect to our common stock to APG US, which is its wholly owned subsidiary. Stichting is the majority owner of APG Group. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of our common stock.

(3)   Based solely on information contained in a Schedule 13G/A filed by BlackRock, Inc., for itself and for certain of its affiliates (collectively, "BlackRock"), on March 9, 2020. BlackRock reported that, as of February 29, 2020, it had sole voting power over 33,815,929 shares of our common stock and sole dispositive power over 37,539,640 shares of our common stock. BlackRock, Inc. is a parent holding company.

(4)   Based solely on information contained in a Schedule 13G filed by State Street Corp., for itself and on behalf of its subsidiaries (collectively, "State Street"), on February 14, 2020. State Street reported that, as of December 31, 2019, it had sole voting and dispositive power over 0 shares of our common stock, shared voting power over 21,009,200 shares of our common stock and shared dispositive power over 24,942,564 shares of our common stock.

(5)   Based solely on information contained in a Schedule 13G/A filed by The Vanguard Group, Inc. ("Vanguard") on February 11, 2020. Vanguard reported that, as of December 31, 2019, it had sole voting power over 944,509 shares of our common stock, shared voting power over 494,707 shares of our common stock, sole dispositive power over 48,109,581 shares of our common stock and shared dispositive power over 1,005,466 shares of our common stock. Vanguard is an investment advisor registered under Section 203 of the Investment Advisers Act. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard, is the beneficial owner of 421,849 shares of our common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of Vanguard, is the beneficial owner of 1,106,277 shares of our common stock as a result of its serving as investment manager of Australian investment offerings.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers (as defined in Rule 16a-1 under the Exchange Act) and persons who own more than 10% of the outstanding shares of our common stock to file reports of beneficial ownership and changes in such ownership with the SEC. Based solely on our records and on written representations from certain reporting persons, we believe that each person who, at any time during 2019, was a director or officer (as defined in Rule 16a-1 under the Exchange Act) of Ventas or beneficially owned more than 10% of the outstanding shares of our common stock timely filed all reports required to be filed by Section 16(a) of the Exchange Act, except for one Form 4 covering a single sale transaction filed on behalf of Gregory Liebbe on April 18, 2019.

2020 ANNUAL MEETING INFORMATION

	Proposal	Board Voting Recommendation	Page Reference
1	Approval, on an advisory basis, of our executive compensation	**FOR**	11
2	Election of the 10 director nominees named in this Proxy Statement to serve until the 2021 Annual Meeting of Stockholders	**FOR each Nominee**	19
3	Ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2020	**FOR**	38

In the discretion of the proxy holders, such other business as may properly come before the Annual Meeting.

When:*	Where:*
Tuesday, May 18, 2020 **8:00AM (Central Standard Time)** Doors open at 7:45AM	353 North Clark Street, Chicago, Illinois 60654

Voting Mechanics

Eligibility. Only Ventas stockholders of record at the close of business on the record date (March 20, 2020) are entitled to vote at the Annual Meeting. As of that date, 373,063,831 shares of our common stock, par value $0.25 per share, were outstanding. Each share of our common stock entitles the owner to one vote on each matter properly brought before the Annual Meeting. However, certain shares designated as "Excess Shares" (generally any shares owned by a beneficial owner in excess of 9.0% of our outstanding common stock) or as "Special Excess Shares" pursuant to our Amended and Restated Certificate of Incorporation, as amended (our "Charter"), may not be voted by the record owner of those shares and will be voted in accordance with Article IX of our Charter.

Quorum. The holders of a majority of the shares of our common stock outstanding as of the close of business on the record date for the Annual Meeting, March 20, 2020, must be present in person or represented by proxy to constitute a quorum to transact business at the Annual Meeting. Stockholders who abstain from voting and broker non-votes are counted for purposes of establishing a quorum. A broker non-vote occurs when a beneficial owner does not provide voting instructions to the beneficial owner's broker or custodian with respect to a proposal on which the broker or custodian does not have discretionary authority to vote.

Non-Agenda Matters. The affirmative vote of a majority of the shares present in person* or represented by proxy at the Annual Meeting will be necessary to approve any other proposal that may properly come before the Annual Meeting. Accordingly, abstentions will have the same effect as votes against any such proposal, and broker non-votes will have no effect.

Our Board is not aware of any matters that are expected to come before the Annual Meeting other than those set forth in the Notice of Meeting and described in this Proxy Statement. If any other matter should properly come before the Annual Meeting, the persons named in the accompanying form of proxy, or their substitutes, will have discretionary voting authority with respect to any such stockholder proposal.

Dissenter and Appraisal Rights. No dissenters' or appraisal rights are available with respect to the proposals presently being submitted to the stockholders for their consideration at the Annual Meeting.

How to Vote. You may vote your shares in one of several ways, depending on how you own your shares:

Stockholders of Record. If you own shares registered in your name (a "stockholder of record"), you may vote your shares in any of the four ways described at the bottom of this page.

Beneficial Owners. If you own shares registered in the name of a broker, bank or other custodian (a "beneficial owner"), follow the instructions provided by your broker, bank or custodian to instruct it how to vote your shares. If you want to vote your shares in person at the Annual Meeting,* contact your broker, bank or custodian to obtain a legal proxy or broker's proxy card that you should bring to the Annual Meeting to demonstrate your authority to vote.

If you do not instruct your broker, bank or custodian how to vote, it will have discretionary authority, under current New York Stock Exchange ("NYSE") rules, to vote your shares in its discretion on the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2020 (Proposal 3). However, your broker, bank or custodian will not have discretionary authority to vote on the advisory vote to approve our executive compensation (Proposal 1) or the election of directors (Proposal 2) or without instructions from you. As a result, if you do not provide instructions to your broker, bank or custodian, your shares will not be voted on Proposal 1 or Proposal 2.

Votes by Proxy. All shares that have been properly voted by proxy and not revoked will be voted at the Annual Meeting in accordance with the instructions contained in the proxy. Shares represented by proxy cards that are signed and returned, but do not contain any voting instructions will be voted consistent with the Board's recommendations.

Stockholder List. A list of all stockholders entitled to vote at the Annual Meeting will be available for inspection by any stockholder for any purpose reasonably related to the meeting at the Annual Meeting and during ordinary business hours for the ten days preceding the meeting at our principal executive offices located at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654.

 **OR**  **OR**  **OR**

www.proxyvote.com (through May 17, 2020)	+1 800 690 6903 24 hours a day, 7 days a week (through May 17, 2020)	Request, complete and return a copy of the proxy card in the postage-paid envelope provided	Request, complete and deposit a copy of the proxy card or ballot at the Annual Meeting*

* We are actively monitoring the public health and travel concerns relating to COVID-19 and the related recommendations and protocols issued by federal, state and local governments. In the event that it is not possible or advisable to hold our Annual Meeting at the time, date and place as originally planned, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication or adjourning or postponing the meeting. Any such change, including details on how to participate in a remote meeting, would be announced in advance via press release, a copy of which would be filed with the SEC as additional proxy solicitation materials and posted on our website at www.ventasreit.com/newsroom/news-releases

Questions and Answers

What is a proxy? What is a proxy statement?

A proxy is a legal designation of a person to vote on your behalf. A proxy statement is the document we must give you when we ask you to sign a proxy. It is required by SEC rules. We have designated two of our officers as proxies for the Annual Meeting: Debra A. Cafaro and Robert F. Probst. By completing and returning the enclosed proxy card, you are giving each of these officers the authority to vote your shares in the manner you indicate on your proxy card.

How do I attend the Annual Meeting in person?*

You are entitled to attend the Annual Meeting only if you were a Ventas stockholder as of the close of business on the record date, March 20, 2020, or you hold a valid proxy for the meeting. In order to be admitted to the Annual Meeting, you must present photo identification (such as a driver's license) and proof of ownership of shares of our common stock on the record date. Proof of ownership can be accomplished through the following:

1. a brokerage statement or letter from your broker or custodian with respect to your ownership of shares of our common stock on March 20, 2020;
2. the Notice of Internet Availability of Proxy Materials;
3. a printout of the proxy distribution email (if you receive your materials electronically);
4. a proxy card;
5. a voting instruction form; or
6. or a legal proxy provided by your broker, bank or custodian.

For the safety and security of our stockholders, we will be unable to admit you to the Annual Meeting if you do not present photo identification and proof of ownership of shares of our common stock or if you otherwise refuse to comply with our security procedures.

How do I revoke a vote?

If you are a stockholder of record, you can revoke your prior vote by proxy if you:

1. execute and return a later-dated proxy card before your proxy is voted at the Annual Meeting;

2. vote by telephone or over the Internet no later than 11:59 p.m. Eastern time on May 17, 2020;
3. deliver a written notice of revocation to our Corporate Secretary at our principal executive offices located at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654, before your proxy is voted at the Annual Meeting; or
4. attend the Annual Meeting and vote in person (attendance by itself will not revoke your prior vote by proxy).*

If you are a beneficial owner, follow the instructions provided by your broker, bank or custodian to revoke your vote by proxy, if applicable.

How are proxies solicited and what is the cost?

Our company will bear the cost of soliciting proxies by or on behalf of our Board. In addition to solicitation through the mail, proxies may be solicited in person or by telephone or electronic communication by our directors, officers and employees, none of whom will receive additional compensation for these services. We have engaged Innisfree to distribute and solicit proxies on our behalf and will pay Innisfree a fee of $20,000 plus reimbursement of reasonable out-of-pocket expenses for these services. We will also reimburse brokers and other custodians for their reasonable out-of-pocket expenses incurred in connection with distributing forms of proxies and proxy materials to beneficial owners of our common stock.

What is householding?

To eliminate duplicate mailings, conserve natural resources and reduce our printing costs and postage fees, we engage in householding and will deliver a single set of proxy materials (other than proxy cards, which will remain separate) to our stockholders who share the same address and who have the same last name or consent in writing. If your household receives multiple copies of our proxy materials, you may request to receive only one copy by contacting Broadridge Financial Solutions, Inc. at (800) 542-1061 or in writing at Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Similarly, if your household receives only one copy of our proxy materials, you may request an additional copy by contacting Broadridge as indicated above. We will deliver the requested additional copy promptly following our receipt of your request.

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* We are actively monitoring the public health and travel concerns relating to COVID-19 and the related recommendations and protocols issued by federal, state and local governments. In the event that it is not possible or advisable to hold our Annual Meeting at the time, date and place as originally planned, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication or adjourning or postponing the meeting. Any such change, including details on how to participate in a remote meeting, would be announced in advance via press release, a copy of which would be filed with the SEC as additional proxy solicitation materials and posted on our website at www.ventasreit.com/newsroom/news-releases

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Electronic Document Delivery to Stockholders

Stockholders of record and most beneficial owners may elect to receive an e-mail that will contain electronic links to our Notice of Annual Meeting, Proxy Statement and 2019 Form 10-K. Electronic document delivery is better for the environment and saves us the cost of producing and mailing documents. It will give you a direct electronic link to the proxy voting site.

We will mail to stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials and how to vote by proxy online. Starting on or about April 8, 2020, we will also mail this Proxy Statement and the materials accompanying it to stockholders who have requested paper copies. If you would like to receive a printed copy of our proxy materials by mail, you should follow the instructions for requesting those materials included in the Notice that we mail to you.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 18, 2020

THIS PROXY STATEMENT AND OUR 2019 FORM 10-K ARE AVAILABLE AT
WWW.PROXYVOTE.COM

REQUIREMENTS FOR SUBMISSION OF STOCKHOLDER PROPOSALS, DIRECTOR NOMINATIONS AND OTHER BUSINESS

Under SEC rules, any stockholder proposal intended to be presented at the 2021 Annual Meeting of Stockholders must be received by us at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654 not later than December 2, 2020 and meet the requirements of our By-Laws and Rule 14a-8 under the Exchange Act to be considered for inclusion in our proxy materials for that meeting. Any such proposal should be sent to the attention of our Corporate Secretary.

Under our By-Laws, stockholders must follow certain procedures to introduce an item for business or to nominate a person for election as a director at an annual meeting. For director nominations and other stockholder proposals, the stockholder must give timely notice in writing to our Corporate Secretary at our principal executive offices and such proposal must be a proper subject for stockholder action. To be timely, we must receive notice of a stockholder's intention to make a nomination or to propose an item of business at our 2021 Annual Meeting at least 120 days, but not more than 150 days, prior to the anniversary of the mailing of this Proxy Statement (April 8, 2021); however, if we hold our 2021 Annual Meeting more than 30 days before or after such anniversary date, we must receive the notice not earlier than the 150th day prior to the annual meeting date, and not later than the 120th day prior to the annual meeting date or the tenth day following the date on which we first publicly announce the date of the 2021 Annual Meeting, whichever occurs later.

For any other meeting, we must receive notice of a stockholder's intention to make a nomination or to propose an item of business not later than the 30th day prior to the date of such meeting or the tenth day following the date on which we first publicly announce the date of such meeting, whichever occurs later. Notices relating to director nominations and other stockholder proposals must include (among other information, as specified in our By-Laws):

// as to each person proposed to be nominated for election as a director, all information relating to that person that would be required to be disclosed in connection with the solicitation of proxies for election as a director pursuant to Section 14 of the Exchange Act;

// as to each other item of business, a brief description of such business, the stockholder's reasons for proposing such business and any material interest that the stockholder or any of the stockholder's associates may have in such business; and

// as to the stockholder giving the notice, the stockholder's associates and any proposed director nominee: the name and address of such person; the class, series and number of all shares of our capital stock owned by such person (and the name of the record holder, if beneficially owned), the date the shares were acquired and any short interest of such person in our securities; whether and to what extent such person has engaged in any hedging or derivative transactions in our securities during the preceding 12 months; and the investment strategy or objective of such person.

The persons appointed as proxies for our 2021 Annual Meeting will have discretionary voting authority with respect to any director nomination or other stockholder proposal that is submitted to us otherwise than in conformity with our By-Laws.

ADDITIONAL INFORMATION

A copy of our 2019 Annual Report and our 2019 Form 10-K accompanies this Proxy Statement. Stockholders may obtain a free copy of our 2019 Form 10-K, excluding exhibits, upon request to our Corporate Secretary at Ventas, Inc., 353 North Clark Street, Suite 3300, Chicago, Illinois 60654. Copies of the exhibits to our 2019 Form 10-K will be provided upon request if such stockholder reimburses us for our reasonable costs to provide those exhibits.

By Order of the Board of Directors,

Debra A. Cafaro
Chairman and Chief Executive Officer

Chicago, Illinois
April 8, 2020

ANNEX A

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ANNEX A: NON-GAAP RECONCILIATION

Funds From Operations and Normalized Funds From Operations

	For the Year Ended December 31,					
	2019		**2018**		**2017**	
	(Dollars in thousands, except per share data)					
Net income attributable to common stockholders	$	433,016	$	409,467	$	1,356,470
Net income attributable to common stockholders per share	$	*1.17*	$	*1.14*	$	*3.78*
Adjustments:						
Depreciation and amortization on real estate assets		1,039,550		913,537		881,088
Depreciation on real estate assets related to noncontrolling interests		(9,762)		(6,926)		(7,565)
Depreciation on real estate assets related to unconsolidated entities		187		1,977		4,231
Impairment on equity method investments		—		35,708		—
Gain on re-measurement of equity interest upon acquisition, net		—		—		(3,027)
Gain on real estate dispositions		(26,022)		(46,247)		(717,273)
Gain on real estate dispositions related to noncontrolling interests		343		1,508		18
Gain on real estate dispositions related to unconsolidated entities		(1,263)		(875)		(1,057)
FFO (Nareit) attributable to common stockholders	$	1,436,049	$	1,308,149	$	1,512,885
FFO (Nareit) attributable to common stockholders per share	$	*3.88*	$	*3.64*	$	*4.22*
Adjustments:						
Merger-related expenses, deal costs and re-audit costs		18,208		38,145		14,823
Non-cash income tax benefit		(58,918)		(18,427)		(22,387)
Impact of tax reform		—		(24,618)		(36,539)
Loss on extinguishment of debt, net		41,900		63,073		839
Gain on non-real estate dispositions related to unconsolidated entities		(18)		(2)		(39)
Change in fair value of financial instruments		(78)		(18)		(41)
Amortization of other intangibles		484		759		1,458
Other items related to unconsolidated entities		3,291		5,035		3,188
Non-cash charges related to lease terminations		—		21,299		—
Non-cash impact of changes to equity plan		7,812		4,830		5,453
Natural disaster (recoveries) expenses, net		(25,683)		63,830		11,601
Normalized FFO attributable to common stockholders	$	1,423,047	$	1,462,055	$	1,491,241
Normalized FFO attributable to common stockholders per share	$	*3.85*	$	*4.07*	$	*4.16*

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For that reason, we consider FFO and Normalized FFO to be appropriate supplemental measures of operating performance of an equity REIT. In particular, we believe that Normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by non-recurring items and other non-operational events such as transactions and litigation. In some cases, we provide information about identified non-cash components of FFO and Normalized FFO because it allows investors, analysts and our management to assess the impact of those items on our financial results.

We use the Nareit definition of FFO. Nareit defines FFO as net income attributable to common stockholders (computed in accordance with GAAP) excluding gains or losses from sales of real estate property, including gains or losses on re-measurement of equity method investments, and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. We define Normalized FFO as FFO excluding the following income and expense items (which may be recurring in nature): (a) merger-related costs and expenses, including amortization of intangibles, transition and integration expenses, and deal costs and expenses, including expenses and recoveries relating to acquisition lawsuits; (b) the impact of any expenses related to asset impairment and valuation allowances, the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of our debt; (c) the non-cash effect of income tax benefits or expenses, the non-cash impact of changes to our executive equity compensation plan, derivative transactions that have non-cash mark-to-market impacts on our income statement and non-cash charges related to lease terminations; (d) the financial impact of contingent consideration, severance-related costs and charitable donations made to the Ventas Charitable Foundation; (e) gains and losses for non-operational foreign currency hedge agreements and changes in the fair value of financial instruments; (f) gains and losses on non-real estate dispositions and other unusual items related to unconsolidated entities; (g) expenses related to the re-audit and re-review in 2014 of our historical financial statements and related matters; and (h) net expenses or recoveries related to natural disasters.

FFO and Normalized FFO presented herein may not be comparable to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. FFO and Normalized FFO should not be considered as alternatives to net income attributable to common stockholders (determined in accordance with GAAP) as indicators of our financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are they necessarily indicative of sufficient cash flow to fund all of our needs. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO and Normalized FFO should be examined in conjunction with net income attributable to common stockholders.

Net Debt to Adjusted Pro Forma EBITDA

The following table illustrates net debt to pro forma earnings before interest, taxes, depreciation and amortization (including non-cash stock-based compensation expense), excluding gains or losses on extinguishment of debt, consolidated joint ventures partners' share of EBITDA, merger-related expenses and deal costs, expenses related to the re-audit and re-review in 2014 of our historical financial statements, net gains or losses on real estate activity, gains or losses on re-measurement of equity interest upon acquisition, changes in the fair value of financial instruments, unrealized foreign currency gains or losses, net expenses or recoveries related to natural disasters and non-cash charges related to lease terminations, and including our share of EBITDA from unconsolidated entities and adjustments for other immaterial or identified items ("Adjusted EBITDA").

The following information considers the pro forma effect on Adjusted EBITDA of our activity during the year ended December 31, 2019, as if the transactions had been consummated as of the beginning of the period ("Adjusted Pro Forma EBITDA"). We believe that net debt, Adjusted Pro Forma EBITDA and net debt to Adjusted Pro Forma EBITDA are useful to investors, analysts and our management because they allow the comparison of our credit strength between periods and to other real estate companies without the effect of items that by their nature are not comparable from period to period.

	For the Year Ended December 31, 2019
	(Dollars in thousands)
Net income attributable to common stockholders	$ 433,016
Adjustments:	
Interest	451,662
Depreciation and amortization	1,045,620
Non-cash stock-based compensation expense	33,923
Loss on extinguishment of debt, net	41,900
Gain on real estate dispositions	(26,022)
Net income attributable to noncontrolling interests, adjusted for consolidated joint venture partners' share of EBITDA	(16,396)
Loss from unconsolidated entities, adjusted for Ventas share of EBITDA from unconsolidated entities	32,462
Taxes (including tax amounts in general, administrative and professional fees)	(52,677)
Change in fair value of financial instruments	(104)
Unrealized foreign currency gains	(1,061)
Merger-related expenses, deal costs and re-audit costs	15,246
Natural disaster expenses (recoveries), net	(25,981)
Adjusted EBITDA	1,931,588
Adjustments for current period activity	57,747
Adjusted Pro Forma EBITDA	$ 1,989,335
As of December 31, 2019:	
Total debt	$ 12,158,773
Cash	(106,363)
Restricted cash pertaining to debt	(18,425)
Consolidated joint venture partners' share of debt	(228,154)
Ventas share of debt from unconsolidated entities	60,605
Net debt	$ 11,866,436
Net debt to Adjusted Pro Forma EBITDA	6.0 x

Same-Store Cash NOI (on a Constant Currency Basis)

	For the Year Ended December 31,	
	2019	2018
	(Dollars in thousands)	
Net income attributable to common stockholders	$ 433,016	$ 409,467
Adjustments:		
Interest and other income	(10,984)	(24,892)
Interest	451,662	442,497
Depreciation and amortization	1,045,620	919,639
General, administrative and professional fees	165,996	151,982
Loss on extinguishment of debt, net	41,900	58,254
Merger-related expenses and deal costs	15,235	30,547
Other	(17,609)	66,768
Loss from unconsolidated entities	2,454	55,034
Gain on real estate dispositions	(26,022)	(46,247)
Income tax benefit	(56,310)	(39,953)
Discontinued operations	—	10
Net income attributable to noncontrolling interests	6,281	6,514
Reported NOI	2,051,239	2,029,620
Adjustments:		
Modification fee	(80)	2,959
Adjustment for technology costs	(1)	651
Pro forma adjustment for partial prior year period	—	2,691
NOI not included in same-store	(140,969)	(109,765)
Straight-lining of rental income	(30,073)	13,396
Non-cash rental income	(7,062)	(28,800)
Non-segment NOI	(92,610)	(127,520)
NOI impact from change in FX	—	(2,747)
	(270,795)	(249,135)
Same-store cash NOI (USD)	$ 1,780,444	$ 1,780,485
Percentage increase (USD)	(0.0%)	

We consider NOI and same-store cash NOI as important supplemental measures because they allow investors, analysts and our management to assess our unlevered property-level operating results and to compare our operating results with those of other real estate companies and between periods on a consistent basis.

We define NOI as total revenues, less interest and other income, property-level operating expenses and office building services costs. In the case of NOI, cash receipts may differ due to straight-line recognition of certain rental income and the application of other GAAP policies.

We define same-store as properties owned, consolidated and operational for the full period in both comparison periods and are not otherwise excluded; provided, however, that we may include selected properties that otherwise meet the same-store criteria if they are included in substantially all of, but not a full, period for one or both of the comparison periods, and in our judgment such inclusion provides a more meaningful presentation of its portfolio performance. Same-store excludes: (i) properties sold or classified as held for sale or properties whose operations were classified as discontinued operations in accordance with GAAP; (ii) for properties included in our office operations reportable business segment, those properties for which management has an intention to institute a redevelopment plan because the properties may require major property-level expenditures to maximize value, increase NOI, maintain a market-competitive position and/or achieve property stabilization; and (iii) for other assets, those properties (A) that have transitioned operators or business models after the start of the prior comparison period or (B) for which an operator or business model transition has been scheduled after the start of the prior comparison period.

Newly developed properties in the office operations and triple-net leased properties reportable business segments will be included in same-store if in service for the full period in both periods presented. To eliminate the impact of exchange rate movements, all same-store NOI measures assume constant exchange rates across comparable periods, using the following methodology: the current period's results are shown in actual reported USD, while prior comparison period's results are adjusted and converted to USD based on the average exchange rate for the current period.

VENTAS®

2020 ANNUAL MEETING OF STOCKHOLDERS

353 North Clark Street
Chicago, Illinois 60654


W Hubbard St
W Kinzie St
N State St
N LaSalle Blvd
N LaSalle Blvd
N Clark St
353 North Clark St
Chicago, IL 60654
N Dearborn St
James C. Tyree Way
N State St
N State St

DRIVING DIRECTIONS

From the North and Northwest (via I-90E/I-94)

1. Take **exit 50B** toward **Ohio Street**
2. Merge onto **Ohio Street**
3. Turn right onto **N Clark St**
4. **353 N Clark St** is four and one-half blocks south on **N Clark St** on the Left

From the Southwest (via I-55N)

1. Take **I-55N** to **I-90/94W**
2. Merge onto **I-90/94W**
3. Take **exit 51A** for **Lake St**
4. Turn right onto **Lake St**
5. Take the first left onto **N Desplaines Ave**
6. Take the second right onto **W Kinzie St**
7. Turn right onto **N Clark St**
8. **353 N Clark St** is one-half block south on **N Clark St** on the left

From the South and Southeast (via I-90W/I-94)

1. Take **exit 51A** for **Lake St**
2. Turn right onto **Lake St**
3. Take the first left onto **N Desplaines Ave**
4. Take the second right onto **W Kinzie St**
5. Turn right onto **N Clark St**
6. **353 N Clark St** is one-half block south on **N Clark St** on the left

From the West (via I-290E)

1. Take **I-290E** to **I-90/94W**
2. Merge onto **I-90/94W**
3. Take **Exit 51A** for **Lake St**
4. Turn right onto **Lake St**
5. Take the first left onto **N Desplaines Ave**
6. Take the second right onto **W Kinzie St**
7. Turn right onto **N Clark St**
8. **353 N Clark St** is one-half block south on **N Clark St** on the left

* We are actively monitoring the public health and travel concerns relating to COVID-19 and the related recommendations and protocols issued by federal, state and local governments. In the event that it is not possible or advisable to hold our Annual Meeting at the time, date and place as originally planned, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication or adjourning or postponing the meeting. Any such change, including details on how to participate in a remote meeting, would be announced in advance via press release, a copy of which would be filed with the SEC as additional proxy solicitation materials and posted on our website at www.ventasreit.com/newsroom/news-releases